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07027533

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Linc Energy Limited

*CURRENT ADDRESS Level 7, 10 Eagle Street
Brisbane QLD 4000
Australia

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35123 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: ERS

DAT : 10/29/07

SCHEDULE I

Documents made public, filed or distributed since 1 July 2006



No	Document Date	Document Name
1.	17/09/2007	Appendix 3Bs
2.	14/09/2007	Appendix 3B
3.	13/09/2007	Linc Energy Annual Report for the year ended 30 June 2007
4.	10/09/2007	Updated Corporate Governance Policies
5.	03/09/2007	Linc Energy Produces UCG Gas From Its New Chinchilla Field
6.	31/08/2007	Trading Halt
7.	30/08/2007	Cornell Capital Partners
8.	07/08/2007	Retraction and Rerelease Marubeni Corporation
9.	06/08/2007	Linc Energy further cements relationship with Marubeni Corp
10.	31/07/2007	Update and Reconciliation of Capital Structure
11.	31/07/2007	Appendix 5B Fourth Quarter
12.	31/07/2007	Fourth Quarter Activities Report
13.	19/07/2007	Linc Energy Announces M.O.U With Sapex Limited
14.	19/07/2007	SAPEX AND LINC ENERGY JOIN FORCES FOR COAL-TO-GAS PROJECT
15.	29/06/2007	Extension of major oil company MOU
16.	13/06/2007	Change of Director's Interest Notice
17.	13/06/2007	Appendix 3B
18.	13/06/2007	Change of Director's Interest Notice
19.	12/06/2007	International M.O.U.
20.	04/06/2007	Response to ASX Query Letter of 31/05/07
21.	31/05/2007	MOU with leading Indian Oil & Gas Exploration Company

No	Document Date	Document Name
22.	29/05/2007	Response to ASX Price Query
23.	22/05/2007	Gains Queensland Government's Significant Project Status
24.	16/05/2007	Response to ASX Price & Volume Query
25.	30/04/2007	Third Quarter Activities Report
26.	30/04/2007	Third Quarter Cashflow Report
27.	20/03/2007	Results of EGM
28.	16/03/2007	Half Year Accounts
29.	16/03/2007	Shareholder Information Update/Top 20
30.	23/02/2007	Appendix 3B
31.	22/02/2007	Linc Energy releases Interim Drilling Results
32.	20/02/2007	Linc Energy and local Aboriginal parties enter into a CHMP
33.	19/02/2007	Notice of General Meeting
34.	30/01/2007	Second Quarter Activities Report
35.	30/01/2007	Second Quarter Cashflow Report
36.	30/01/2007	Option Issue to Directors
37.	25/01/2007	Change in substantial holding
38.	18/01/2007	Appendix 3B - Issue of Options to Employees
39.	15/12/2006	Response to ASX Query re: Share Price
40.	04/12/2006	Russian Alliance for Gas Production
41.	23/11/2006	Results of Meeting
42.	20/11/2006	Chairman's Address to Shareholders
43.	20/11/2006	CEO's Report to AGM
44.	01/11/2006	Notice of Resignation of Director

No	Document Date	Document Name
45.	12/10/2006	First Quarter Cashflow Report
46.	12/10/2006	First Quarter Activities Report
47.	11/10/2006	Drilling Underway
48.	11/10/2006	Change of Director's Interest Notice
49.	29/09/2006	Annual Report
50.	28/07/2006	Fourth Quarter Activities Report
51.	28/07/2006	Fourth Quarter Cashflow Report
52.	20/07/2006	BP Australia extends Agreement
53.	19/07/2006	Market Update
54.	07/07/2006	Change in substantial holding

Rule 2.7, 3.10.3, 3.10.4, 3.10.5



Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Linc Energy Limited

ABN

60 076 157 045

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares, Fully Paid.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,000.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary Shares, Fully Paid.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$0.25 per Share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Consideration to landholders as compensation for drilling and exploration activities undertaken by Linc Energy on their land.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 September 2007.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	134,113,820	Ordinary Shares.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	188,323,770 22,040,000	Ordinary Shares (Escrowed). Unlisted Options.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed:

Karl Schlobohm
Company Secretary
17 September 2007

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Linc Energy Limited

ABN

60 076 157 045

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares, Fully Paid.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,200.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary Shares, Fully Paid.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$0.67 per Share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Consideration to landholders as compensation for drilling and exploration activities undertaken by Linc Energy on their land.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 September 2007.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	134,119,020	Ordinary Shares.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	188,328,970 22,040,000	Ordinary Shares (Escrowed). Unlisted Options.
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue *documents* Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed:

Karl Schlobohm
Company Secretary
17 September 2007

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Linc Energy Limited

ABN

60 076 157 045

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares, Fully Paid.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,000.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary Shares, Fully Paid.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$0.25 per Share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Consideration to landholders as compensation for drilling and exploration activities undertaken by Linc Energy on their land.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 September 2007.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	134,127,020	Ordinary Shares.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	188,336,970 22,040,000	Ordinary Shares (Escrowed). Unlisted Options.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed:

Karl Schlobohm
Company Secretary
17 September 2007

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Linc Energy Limited

ABN

60 076 157 045

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares, Fully Paid.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,161,207.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary Shares, Fully Paid.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, Fully Paid Ordinary Shares.
5	Issue price or consideration	$0.67 per Share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Consideration in lieu of payment of consultancy services provided in Europe and Asia over a period of 9 months.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 September 2007.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	134,105,820	Ordinary Shares.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	188,315,770 22,040,000	Ordinary Shares (Escrowed). Unlisted Options.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed :

Karl Schlobohm
Company Secretary
13 September 2007

+ See chapter 19 for defined terms.



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

UPDATED CORPORATE GOVERNANCE POLICIES

Linc Energy Limited (LNC) and its Board of Directors are pleased to release their updated Corporate Governance Policies. These polices have been posted today on the Company's website (www.lincenergy.com.au).

Following is a Summary of Linc Energy's Corporate Governance Policies.

About Linc Energy

Linc Energy plans to turn stranded coal deposits in various locations around the world, starting in Chinchilla (Queensland), into clean power and ultra-clean diesel by bringing together the two proven production processes of Underground Coal Gasification (UCG) and Gas to Liquids (GTL).

In the last quarter, Linc Energy has made a number of significant announcements including :

(i) the successful commencement of UCG production at Chinchilla;
(ii) securing a $10 million finance facility via Cornell Capital Partners of the United States of America;
(iii) the signing of an MOU with Marubeni Corporation;
(iv) the signing of an MOU with Marubeni Corporation and Vietnam Coal;
(v) the signing of an MOU with Shiv-Vani of India;
(vi) the signing of an MOU with SAPEX;

Should you require any further information, please do not hesitate to contact Peter Bond on (07) 3229 0800.

Karl Schlobohm
Company Secretary

10 September 2007

113018v1c



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

CORPORATE GOVERNANCE STATEMENT

Introduction

Linc Energy Limited is committed to best practice in the area of Corporate Governance in line with the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Regulations. However, given the size and ownership structure of the Company, the nature of its business activities, the stage of its development and the cost of strict and detailed compliance with all of the recommendations, it has adopted a range of slightly modified systems, procedures and practices which it considers will enable it to meet the principles of good corporate governance.

The Company's practices are mainly consistent with those of the guidelines and where they do not correlate with the recommendations in the guidelines the Company considers that its adopted practices are appropriate to it. At the end of this statement a table is included detailing the recommendations with which the Company does not strictly comply.

All of the Corporate Governance policies listed below have been posted on the Company's website.

- Corporate Governance Practices and Policies;
- Board Charter;
- Audit and Risk Management Committee Charter;
- Code of Conduct;
- Continuous Disclosure Policy;
- Shareholder Communications;
- Share Trading Policy.

<u>Principle 1 : Laying Solid Foundations for Management and Oversight</u>

Role and Responsibilities of the Board

The Board of Directors – Role of the Board

The Board of Directors is responsible for the overall Corporate Governance of the Company. The Board recognises the need for the highest standards of behaviour and accountability. The Board of the Company has final responsibility for the management of the Company's business and affairs.

This responsibility is addressed by the Board :

1) Contributing to approving the Company's goals and strategic direction and monitor implementation of those goals and strategies;
2) Monitoring the financial performance of the Company including adopting annual budgets and approving the Company's financial statements;
3) Approving and monitoring the progress of capital expenditure capital management acquisitions and divestitures;
4) Ensuring that adequate systems of internal compliance and control exist and are appropriately monitored for compliance;
5) Appointing and removing the Managing Director and ratifying the appointment or removal of the Chief Financial Officer and Company Secretary and reviewing the performance of senior management;
6) Ensuring significant business risks are identified and appropriately managed and review the systems of risk management at least annually;
7) Reviewing and ratifying codes of conduct and legal compliance; and
8) Disclosure of information to shareholders, the Australian Stock Exchange Limited and Australian Securities & Investments Commission.



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

The Board operates under a written charter (Board Charter) that identifies the functions reserved to the Board. Management of the day-to-day operations of the Company vests in the Managing Director who, together with the executive team, is accountable to the Board.

Principle 2 : Structuring the Board to Add Value

Composition of the Board

The constitution of the Company provides that the number of Directors is to be not less than three nor more than eight. The Board is currently comprised of three Directors, two of whom (including the Chairman) hold their positions in a non-executive capacity. It should be noted that the executive Director is currently a controlling shareholder of the Company, full details of which are on the public record.

The Company's constitution provides that at every Annual General Meeting, one third or the nearest third of the Directors and any other Director who has held office for three years or more since last being elected (excluding the Managing Director), are to retire from office. Each retiring Director under the constitution is eligible for re-election.

Independence

There are three Directors, two of whom are non-executive Directors (including the Chairman). The predominance of non-executive Directors and an independent Chairman separates the Board from the Company's executive management and enshrines Board independence from management. This structure also provides the Company with the benefit of a diverse range of experience, qualifications and professional skills.

For the sake of clarification, it should be noted that whilst each of the non-executive Directors meet the strict independence tests outlined in the ASX Guidelines, each is a substantial option holder in their own right, full details of which are on the public record.

The Board (and each individual Director) is entitled to seek independent professional advice at the Company's expense (subject to the reasonableness of the costs and Board consent) in the conduct of their duties for the Company.

Principle 3 : Promotion of Ethical and Responsible Decision-Making

Ethical Standards – Code of Conduct

The Board recognises the need to observe the highest standards of corporate practice and business conduct. Accordingly the Board has adopted a formal Code of Conduct to be followed by all employees and officers. The key aspects of this code are :

1. to act with honesty, integrity and fairness;
2. to act in accordance with the law;
3. to use Company resources and property appropriately.



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

Dealing in Shares

The Company has a formal written policy for Directors, officers and senior management with respect to trading in the Company's securities (Share Trading Policy). Directors and senior management (and their associates) are prohibited from engaging in short-term trading of Company securities.

The policy also restricts the selling of Company securities in specific circumstances (such as the 30 day period preceding the release of the Company's financial results) and such other times whereby there is materially price sensitive information not yet available to the market. In addition, Directors, officers and senior management must notify the Managing Director or Company Secretary before they buy or sell Company securities and confirm once the transaction is complete.

Principle 4 : Safeguarding Integrity in Financial Reporting

The Company's Managing Director and Chief Financial Officer provide a written statement to the Board (for the half-year and full-year results) to the effect that the Financial Reports present a true and fair view of the Company's financial condition, and the operational results are presented in accordance with the relevant accounting standards.

The Board has established an Audit and Risk Management Committee (see Audit and Risk Management Committee Charter). At this stage, given the relatively small size of the Board, all current Board Members are members of this Committee. As such, this represents a departure from the guidelines which recommend only non-executive Directors be members.

Under its Charter, this committee supports the full Board and essentially acts in a review and advisory capacity in matters that require a more intensive review. Other Board committees may be established from time to time to address matters of special importance. An outline of the activities of the committee is set out below.

Audit and Risk Management Committee Charter

This committee must have at least three members all of whom must be non-executive Directors. Under the Charter, the Chairman of this committee must not be the Chairman of the Company. Under the Charter, the audit committee should include members who are financially literate (i.e. are able to read and understand financial statements); at least one member who has financial expertise (i.e. is a qualified accountant or other financial professional with experience of financial and accounting matters); and some members who have an understanding of the industry in which the entity operates.

This committee provides ongoing assurance in the areas of :

1. financial administration and reporting:
2. audit control and independence;
3. legal compliance;
4. applying accounting policies;
5. internal controls; and
6. risks oversight and management.

The primary role of this committee is to assist the Board in :

1. verifying and safeguarding the integrity of the Company financial reporting;
2. establishing a sound system of risk oversight and management, and internal control; and
3. establishing a sound system of compliance with laws and regulations, internal compliance guidelines, policies, procedures and control systems and prescribed internal standards of behaviour.



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

Principle 5 : Making Timely and Balance Disclosure

All Directors, executives and staff are required to abide by all legal requirements, the Listing Rules of the Australian Stock Exchange (ASX) and the highest standards of ethical conduct. This includes compliance with the continuous disclosure requirements of the Listing Rules.

The Company Secretary is the person responsible for overseeing and co-ordinating disclosure of information to ASX as well as communicating with the ASX. The Company has written procedures for this purpose.

Principle 6 : Respecting the Rights of Shareholders

The Board's fundamental responsibility to shareholders is to work towards meeting the Company's objectives so as to add value for them.

In accordance with its Shareholders Communications Policy, the Board seeks to inform shareholders of all major developments affecting the Company by :

1. preparing half yearly and yearly financial reports;
2. preparing quarterly cash flow reports and reports as to activities;
3. making announcement in accordance with the listing rules and the continuous disclosure obligations;
4. hosting all of the above on the Company's website;
5. annually, and more regularly if required, holding a general meeting of shareholders and forwarding to them the annual report together with notice of meeting and proxy form; and
6. voluntarily releasing other information which it believes is in the interest of shareholders.

The Annual General Meeting enables shareholders to receive the reports and participate in the meeting by attendance or by written communication. The Board seeks to notify all shareholders so they can be fully informed annually for the voting on the appointment of Directors and so as to enable them to have discussion at the Annual General Meeting with the Directors and/or the auditor of the Company who is invited to the Annual General Meeting.

Principle 7 : Recognising and Managing Risk

The Board has established an Audit and Risk Management Committee (discussed under Principle 4 above).

Under its Charter this committee supports the full Board and essentially acts in a review and advisory capacity in matters that require a more intensive review. Other Board committees may be established from time to time to address matters of special importance.

The Managing Director and the Company's Chief Financial Officer provide a written statement to the Board that :

1. the statement they provide in relation to the integrity of the Company's financial statements is founded on a sound system of risk management, and internal compliance and controls which implement the policies adopted by the Board; and
2. the Company's risk management and internal compliance and controls system is operating efficiently and effectively in all material respects.



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

Principle 8 : Encouraging Enhanced Performance

The Board discusses and reviews it performance on an annual basis. The Board also discusses with each Director their requirements, performances and aspects of involvement in the Company.

The Company Secretary monitors Board policies and procedures, and advises on matters of Corporate Governance.

Principle 9 : Remunerate Fairly and Responsibility

At this stage no formal remuneration committee has been established. This role is presently handled by the full Board. There is commentary on Directors remuneration in the section headed Directors' Report in the Annual Report published each year.

There is a clear distinction made by the Company in remunerating the Board and remunerating executive management.

The Company, after approval by its Shareholders (with the controlling Shareholder abstaining from the vote), has issued options to the non-executive Directors. This represents a departure from 9.3 of the guidelines.

One third of the Directors (excluding the Managing Director) retires annually in accordance with the Constitution and is free to seek re-election by shareholders.

Each member of the Board has committed to spending sufficient time to enable them to carry out their duties as a Director of the Company.

A maximum amount of remuneration for non-executive Directors is fixed by shareholders in general meeting and can be varied in that same manner.



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

SUPPLEMENTARY CORPORATE GOVERNANCE STATEMENT

Table of Departures and Explanations
(from the Recommendations of the ASX Corporate Governance Council)

"Recommendation" Ref	Departure	Explanation
2.4 Separate Nomination Committee	A separate Nomination Committee has not been formed.	The Board comprises three members each of who have valuable contributions to make in fulfilling the role of a nomination committee member. A Director will excuse himself/herself where there is a personal interest of conflict.
9.2 Separate Remuneration Committee	No formal Remuneration Committee has been established.	This function is performed by the full Board as required due to the current size of the Company and the Board.
9.3 Non-executive Director Remuneration	Non-executive Directors have been granted options.	Due to the nature of the Company's activities, the size of its Board and the workload of the Directors, it was determined to grant options to the non-executive Directors. Shareholder approval was sought, and obtained, with the majority shareholder (controlled by the Company's Managing Director) abstaining for Governance purposes.
4.3 Audit Committee Composition	Composition currently not limited to non-executive Directors.	Committee is currently chaired by an independent Director and has a majority of independent Directors, but (by necessity) one executive Director currently makes up the minimum membership requirement of three.
4.3 Audit Committee Composition	No members with financial qualifications.	Committee is currently comprised of members with extensive commercial and business experience. However, no member (or potential member) has financial qualifications due to the current size and composition of the Board of Directors. The Company's Chief Financial Officer and Company Secretary (both accountants) are available to attend by invitation of the Chairman.





ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

LINC ENERGY PRODUCES UCG GAS FROM ITS NEW CHINCHILLA FIELD

Linc Energy Limited (LNC) is proud to announce that its Underground Coal Gasification (UCG) team has successfully commenced production of UCG gas from Linc Energy's newly constructed UCG field at its site in Chinchilla (Queensland, Australia).

At approximately 11am last Friday, 31st August 2007, Linc Energy commenced flaring gas from its UCG site located at Chinchilla.

Linc Energy's UCG team has been lead by Oleg Krzyzanowski and Andrey Chernishov. Linc Energy's own UCG team is not only responsible for the successful commissioning of the UCG gas field but also the design and construction overview of the UCG field as well.

Mr Bond, Linc Energy's CEO said "The success of Linc Energy's commissioning of its Chinchilla UCG gas field and indeed, everything to do with the field from its conceptual design, drilling and construction, to of course, the producing and flaring of gas has all been due to our own team's efforts – in particular I'd like to personally thank Oleg Krzyzanowski, Andrey Chernishov and Ninel (Nelly) Bayeva for their outstanding contributions to this success."

Linc Energy will continue to improve and adjust the current UCG operations over the coming weeks to ensure the best quality of UCG (Syngas) is available to be used as gas feedstock into Linc Energy's Gas to Liquids (GTL) demonstration plant currently under construction. This plant is scheduled to be commissioned at Linc Energy's Chinchilla site late this year.

Linc Energy is extremely proud to have met this key important milestone through the production of UCG gas. It was extremely important that Linc Energy develop its own IP rather than simply obtain a license from a third party to use their UCG technology. This milestone demonstrates both our delivery on a commitment to our shareholders and the development of our own valuable knowledge base.

Brian Johnson, Chairman of Linc Energy said "I believe this is a significant step forward for Linc Energy and its shareholders. The production of gas from our UCG field in Chinchilla will allow Linc Energy to aggressively take steps forward towards a number of commercialisation opportunities."

Linc Energy's UCG Manager, Oleg Krzyzanowski said "This is what we've been waiting for. This truly is the first step of a very exciting journey for Linc Energy and I'm very proud to be a part of it!"

"Linc Energy will now seek to accelerate its plans for commercial power production at Chinchilla. The details of the size of power station to be constructed have not yet been finalised. Linc Energy has studied a number of options and the ability to start power production with a modular construction approach at Chinchilla via the laying down of several large skid base gas turbine power generation units. This will allow Linc Energy to start generating early cash flow to the company sooner rather than later would seem an obvious first and early step. Linc Energy will of course continue with the 'Gas to Liquids' commercial engineering development in parallel with any power production being pursued", Mr Bond said.



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

This announcement comes on the back of numerous recent announcements by Linc Energy covering the company's progress forward as a true alternative energy company including announcements about Memoranda of Understanding (MOU's) with :

- Marubeni Corporation and VINACOMIN (Vietnam Coal)
- Marubeni Corporation
- Shiv-Vani
- SAPEX

and most recently an announcement where Linc Energy has secured a $10 million finance facility from Cornell Capital (based in New York).

It is Linc Energy's stated aim to be a serious alternative energy producer of synthetic diesel, jet fuels and power generation. If you would like further information on Linc Energy, please review the company's web site at www.lincenergy.com.au.

Should you require any further information on this announcement, please do not hesitate to contact Peter Bond on (07) 3229 0800.



112582v1c


LINC
ENERGY

ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800





Karl Schlobohm
Company Secretary
LINC ENERGY LTD

3 September 2007

112582v1c



MARKET RELEASE

31 August 2007

Linc Energy Ltd

TRADING HALT

The securities of Linc Energy Ltd (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Tuesday, 4 September 2007 or when the announcement is released to the market.

Security Code: LNC

Pat O'L

Patrick O'Connor
Adviser, Issuers (Brisbane)



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

31 August 2007

Ms Francis Finucan
Senior Advisor
Australian Stock Exchange
BRISBANE

Via Facsimile: 07 3835 1004

Dear Ms Finucan

Trading Halt Request

In accordance with ASX Listing Rule 17.1 the Directors of Linc Energy Limited (ASX Code: LNC) formally request a trading halt in the Company's shares on the ASX, effective immediately until the earlier of the release of an announcement or 2pm Monday 3 September 2007.

For the purpose of Listing Rule 17.1, Linc Energy Limited advises as follows:-

1. the trading halt has been called pending an announcement regarding a material advancement in the Company's activities at its site known as Capowie, at Chinchilla;
2. the Company is not aware of any reason why the trading halt should not be granted;
3. the Company is not aware of any other information that the market needs to be advised of in connection with this request.

Yours faithfully,

Peter Bond
Managing Director



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

CORNELL CAPITAL PARTNERS

Linc Energy Limited today secured a $10 million facility with US-based Investment Fund, Cornell Capital Partners, LP.

Under the terms of the facility, Linc Energy Limited may, at its discretion, issue shares to Cornell at any time over the next 60 months, up to a total of A$10 million. Linc Energy Limited may draw down up to A$450,000 in any twenty day period.

Managed by US-based Yorkville Advisors LLC, the Cornell Group of Funds has a rapidly growing reputation in the US and UK financial markets for structuring equity participation agreements. To date, the Cornell Group has made available in excess of over $600,000,000 for over 50 publicly quoted corporations.

Should you require any further information, please do not hesitate to contact Peter Bond on (07) 3229 0800.

Karl Schlobohm
Company Secretary

30 August 2007

112308v1c



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

RETRACTION AND RE-RELEASE : MARUBENI CORPORATION

Linc Energy wishes to retract three (3) statements or references from yesterday's ASX announcement which were not JORC compliant, including the statement lifted directly from a previous SAPEX announcement. Those statements / references are:

1. "VINACOMIN has identified 30 billion tonnes of coal in the Red River Delta". This quantity is not a JORC compliant estimate.

2. The reference to the SAPEX estimate of "32 billion tonnes of coal" for its Arckaringa Basin tenements, and the SAPEX statement of its "target estimate of 9 billion tonnes of coal deposits" for EL3325 and EL3326. These statements have been removed on the basis that they are not JORC compliant.

3. The reference to the fact that Linc Energy has the "potential to access in excess of 40 billion tonnes of coal". Due to its composition (refer above) this quantity is not a JORC compliant estimate.

Attached hereto, is the re-released statement.

Should you require any further information, please do not hesitate to contact Peter Bond on (07) 3229 0800.

Karl Schlobohm
Company Secretary

7 August 2007

109066v1c


LINC
ENERGY

ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

LINC ENERGY FURTHER CEMENTS RELATIONSHIP WITH MARUBENI CORPORATION

Brisbane-based Linc Energy Ltd (ASX: LNC) has today announced that it has further cemented the relationship with Marubeni Corporation that was established with the signing of a Memorandum of Understanding (MOU) on 12th June 2007, with a further agreement being entered into between Linc Energy Ltd, Marubeni Corporation and the Vietnam National Coal-Mineral Industrial Group (VINACOMIN) signed on Thursday, 2nd August in Hanoi.

Linc Energy Ltd (LINC ENERGY) has entered into a Memorandum of Understanding with Vietnam National Coal and Mineral Industries Group (VINACOMIN) and Marubeni Corporation (MARUBENI) to form a Joint Venture Company as a means to develop the Red River Delta Coal Basin (Vietnam) via the application of Linc Energy's Underground Coal Gasification (UCG) process, and to use that UCG gas for feeding a proposed combined cycle gas fired power station.

VINACOMIN is a State-owned business enterprise established by the Prime Minister of Vietnam in a bid to develop Vietnam's significant resources.

VINACOMIN has identified vast quantities of coal in the Red River Delta (see attached diagram of the region) which have significant development potential via Linc Energy applying its UCG process. Linc Energy will be paid to construct, operate and own a UCG demonstration facility as part of the program of development in the Red River Delta which is located 30 to 40km from Hanoi (Fig 1). Hanoi is the economic centre of northern Vietnam – Haiphong, Vietnam's main port, lies on a branch of the delta.


FIG 1
Target UCG
Vinh Ninh Fault
North
Middle
South
Km
NEDO Survey of Red River

109066v1c



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

The Red River Delta has a requirement for a low impact mining strategy which is why VINACOMIN and Marubeni are exploring utilising Linc Energy's UCG process - the first step in unlocking the significant potential the region has to offer. It is the intention of the Joint Venture Company that a 400mW combined cycle UCG gas fired power station be constructed within the region and that all power generated from this facility be sold to the Vietnam Government at an agreed price for a period of twenty-five (25) years.

> "All three parties to this MOU were very excited about the potential to unlock the coal in the Red River Delta so as to be used to provide clean power for Vietnam. It is a great example of an Australian Company exporting clean coal technology to an Asian country who's economy is booming" said Justyn Peters, General Manager of Business Development for Linc Energy.

This new Memorandum of Understanding reinforces Linc Energy's presence on the global stage. It follows a recent announcement of another Joint Venture opportunity with ASX-listed SAPEX Ltd (SXP) on 19th July 2007. The SAPEX announcement effectively allows Linc Energy to explore and develop the UCG operation for power generation or gas to liquids (diesel) facilities upon three SAPEX' tenements (EL3325, EL3326 and PEL120) – see attached SAPEX presentation diagram (Fig 2 and 3).



EL3325 Wintinna East

EL3326 Weedina

- Sub-bituminous, Permian age
- Coals not tested for gas content

SAPEX PPT presentation, May 2007

FIG 2



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800


South Australia
FIG 3
PEL 117
Oodnadatta
PEL 121
PEL 132
PEL 118
Coober Pedy
PEL 123
PEL 110
Prominent Hill Project
PEL 124
Olympic Dam Project
ELs 3225 &3226, PEL
Port Augusta
300
SAPEX PPT presentation May
ADELAIDE

Linc Energy only requires approximately 300 million tonnes of coal to justify a coal to liquids (diesel) facility similar to that proposed at its Chinchilla site and around 100 million tonnes of coal to justify a gas fired power station. Accordingly. the potential for commercial development of Linc Energy's UCG process over the coming months and years is significant.

Once Linc Energy has identified a number of areas that are commercially applicable to UCG, then under the SAPEX MOU, Linc Energy will take a 75% interest in those identified tenement areas with SAPEX retaining a 25% interest. SAPEX also has the right to elect not to proceed with maintaining its 25% interest in which case SAPEX will be paid a royalty stream and Linc Energy will take a 100% interest in the project.

Linc Energy is keen to commence reviewing the SAPEX tenements with the aim of drilling to commence by November 2007. The early drilling focus will be upon those coal areas that will allow for relatively fast-tracked commercialisation via the utilisation of UCG to feed a 120 – 200mW power station to be connected to the South Australian grid.



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

The VINACOMIN announcement combined with Linc Energy's ability to expeditiously commercialise some of the SAPEX tenement areas not only reinforces Linc Energy's presence on the global stage but also indicates how important underground coal gasification is becoming to the energy mix of growing economies.

> "These two MOUs are great examples of Linc Energy working with partners that will allow Linc Energy to generate cash flow and significantly increase the tenements available to Linc Energy and increase the business opportunities for Linc Energy both in Australia and internationally" said Peter Bond CEO of Linc Energy.

Should you require any further information, please do not hesitate to contact Peter Bond on (07) 3229 0800.

Karl Schlobohm
Company Secretary

7 August 2007

109066v1c



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

LINC ENERGY FURTHER CEMENTS RELATIONSHIP WITH MARUBENI CORPORATION

Brisbane-based Linc Energy Ltd (ASX: LNC) has today announced that it has further cemented the relationship with Marubeni Corporation that was established with the signing of a Memorandum of Understanding (MOU) on 12th June 2007, with a further agreement being entered into between Linc Energy Ltd, Marubeni Corporation and the Vietnam National Coal-Mineral Industrial Group (VINACOMIN) signed on Thursday, 2nd August in Hanoi.

Linc Energy Ltd (LINC ENERGY) has entered into a Memorandum of Understanding with Vietnam National Coal and Mineral Industries Group (VINACOMIN) and Marubeni Corporation (MARUBENI) to form a Joint Venture Company as a means to develop the Red River Delta Coal Basin (Vietnam) via the application of Linc Energy's Underground Coal Gasification (UCG) process, and to use that UCG gas for feeding a proposed combined cycle gas fired power station.

VINACOMIN is a State-owned business enterprise established by the Prime Minister of Vietnam in a bid to develop Vietnam's significant resources.

VINACOMIN has identified 30 billion tonnes of coal in the Red River Delta (see attached diagram of the region) which has significant development potential via Linc Energy applying its UCG process. Linc Energy will be paid to construct, operate and own a UCG demonstration facility as part of the program of development in the Red River Delta which is located 30 to 40km from Hanoi (Fig 1). Hanoi is the economic centre of northern Vietnam – Haiphong, Vietnam's main port, lies on a branch of the delta.


Hanoi
FIG 1
Target UCG
North
Middle
South
Km
NEDO Survey of Red River



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

The Red River Delta has a requirement for a low impact mining strategy which is why VINACOMIN and Marubeni are exploring utilising Linc Energy's UCG process - the first step in unlocking the significant potential the region has to offer. It is the intention of the Joint Venture Company that a 400mW combined cycle UCG gas fired power station be constructed within the region and that all power generated from this facility be sold to the Vietnam Government at an agreed price for a period of twenty-five (25) years.

> "All three parties to this MOU were very excited about the potential to unlock the coal in the Red River Delta so as to be used to provide clean power for Vietnam. It is a great example of an Australian Company exporting clean coal technology to an Asian country who's economy is booming" said Justyn Peters, General Manager of Business Development for Linc Energy.

This new Memorandum of Understanding reinforces Linc Energy's presence on the global stage. *It follows* a recent announcement of another Joint Venture opportunity with ASX-listed SAPEX Ltd on 19th July 2007. The SAPEX announcement effectively allows Linc Energy to explore and develop the UCG operation for power generation or gas to liquids (diesel) facilities upon three SAPEX' tenements (EL3325, EL3326 and PEL120) – see attached SAPEX presentation diagram (Fig 2 and 3).


FIG 2
EL 3325 Wintinna East
EL 3326 Weedina
➢ Basin estimated to contain 32+ Billion tonnes coal (not JORC compliant)
➢ Sub-bituminous, Permian age
➢ EL 3325 & EL 3326 target of estimated 9 Billion tonnes coal deposits (not JORC compliant)
➢ Coals not tested for gas content
SAPEX PPT presentation, May 2007

SAPEX has intimated via recent public presentations that there could be upwards of 9 billion tonnes of coal in the vicinity of just EL3325 and EL3326 alone. When you combine the potential of the SAPEX tenements with that of the current VINACOMIN announcement as well as Linc Energy's own Queensland coal tenements, Linc Energy has the potential to access in excess of 40 billion tonnes of coal.



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800


South Australia
FIG 3
Oodnadatta
PEL 117
EL 3325
PEL 121
EL 3326
PEL 122
PEL 118
Coober Pedy
PEL 123
PEL 119
Prominent Hill Project
PEL 124
Olympic Dam Project
Perth - Darwin Railway
ELs 3225 &3226, PEL
Port Augusta
PEL 120
300
SAPEX PPT presentation May
ADELAIDE

Linc Energy only requires approximately 300 million tonnes of coal to justify a coal to liquids (diesel) facility similar to that proposed at its Chinchilla site and around 100 million tonnes of coal to justify a gas fired power station. Accordingly, the potential for commercial development of Linc Energy's UCG process over the coming months and years is significant.

Once Linc Energy has identified a number of areas that are commercially applicable to UCG, then under the SAPEX MOU, Linc Energy will take a 75% interest in those identified tenement areas with SAPEX retaining a 25% interest. SAPEX also has the right to elect not to proceed with maintaining its 25% interest in which case SAPEX will be paid a royalty stream and Linc Energy will take a 100% interest in the project.

Linc Energy is keen to commence reviewing the SAPEX tenements with the aim of drilling to commence by November 2007. The early drilling focus will be upon those coal areas that will allow for relatively fast-tracked commercialisation via the utilisation of UCG to feed a 120 – 200mW power station to be connected to the South Australian grid.



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

The VINACOMIN announcement combined with Linc Energy's ability to expeditiously commercialise some of the SAPEX tenement areas not only reinforces Linc Energy's presence on the global stage but also indicates how important underground coal gasification is becoming to the energy mix of growing economies.

> "These two MOUs are great examples of Linc Energy working with partners that will allow Linc Energy to generate cash flow and significantly increase the tenements available to Linc Energy and increase the business opportunities for Linc Energy both in Australia and internationally" said Peter Bond CEO of Linc Energy.

Should you require any further information, please do not hesitate to contact Peter Bond on (07) 3229 0800.

Karl Schlobohm
Company Secretary

6 August 2007



LINC ENERGY

ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

UPDATE & RECONCILIATION OF CAPITAL STRUCTURE

The Company has recently undertaken an administrative exercise internally, and in conjunction with its share registry service provider, to update and reconcile all aspects of its quoted and unquoted securities since the lodgement of its last Appendix 3B on 13 June 2007.

The requisite Appendix 3B forms are attached. However, a summary is as follows :

Fully Paid Ordinary Shares

<u>Quoted</u>	
Previously Notified	132,924,613
Issued 30 April 2007	20,000
Total as at 31 July 2007	132,944,613
<u>Unquoted</u>	
Total as at 31 July 2007 (Escrowed)	188,315,770
Total Fully Paid Shares as at 31 July 2007	321,260,383

Unlisted Options

Previously Notified	17,600,000
Options Expired (cessation of employment)	(2,000,000)
Options – BBY @ 25 cents	1,000,000
Options – Employees @ 25 cents	700,000
Options – Employees @ 60 cents	3,790,000
Options – Employees @ 70 cents	950,000
Total Unlisted Options as at 31 July 2007	22,040,000

Full details are contained in the attached Appendix 3B notices.

Please feel free to contact the Company Secretary, Mr Karl Schlobohm or the Company's Investor Relations officer Janelle van de Velde on (07) 3229 0800.

Karl Schlobohm
Company Secretary

31 July 2007

108119v1c

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Linc Energy Limited

ABN

60 076 157 045

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares, fully paid.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid Ordinary Shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? *If the additional securities do not rank equally, please state:* • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$0.25 per Share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly *identify those assets)*	Consideration to landholders as compensation for drilling and exploration activities undertaken by Linc Energy on their land.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 April 2007.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
132,944,613	Ordinary Shares.

+ *See chapter 19 for defined terms.*

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in *clause 2 if applicable*)	188,315,770 15,600,000	Ordinary Shares (Escrowed). Unlisted Options.
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the *terms entitle option* holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed :

Karl Schlobohm
Company Secretary
31 July 2007

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Linc Energy Limited

ABN

60 076 157 045

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted, periodically vesting options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	700,000.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Options issued under the Company's Employee Option Plan, with an exercise price of $0.25 per option. One third of the options vests each anniversary from 31 December 2008 to 31 December 2010. Each option, once vested, has an exercise price of 24 months.

+ See chapter 19 for defined terms.

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a *trust, distribution*) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

> No. The securities are unlisted options, which will vest periodically (one third per annum) from 31 December 2008 to 31 December 2010.

5 *Issue price or consideration*

> Nil.

6 Purpose of the issue
(*If issued as consideration for the acquisition of assets, clearly identify those assets*)

> Issued under the Company's Employee Option Plan.

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

> 31 May 2007.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
132,944,613	Ordinary Shares.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	188,315,770 16,300,000	Ordinary Shares (Escrowed). *Unlisted Options.*
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	*Is security holder approval* required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed :

Karl Schlobohm
Company Secretary
31 July 2007

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Linc Energy Limited

ABN

60 076 157 045

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted options, expiring 10 May 2008.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,000,000.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Unlisted options issued to the Company's broker pursuant to its IPO at 25 cents per share exercise price. Options expire 10 May 2008.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. The securities are unlisted options.
5	Issue price or consideration	Nil.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued for services rendered pursuant to the Company's IPO.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
132,944,613	Ordinary Shares.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	188,315,770	Ordinary Shares (Escrowed).
		17,300,000	Unlisted Options.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed :

Karl Schlobohm
Company Secretary
31 July 2007

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Linc Energy Limited

ABN

60 076 157 045

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted, periodically vesting options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,790,000.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Options issued under the Company's Employee Option Plan, with an exercise price of $0.60 per option. One third of the options vests each anniversary from 31 December 2008 to 31 December 2010. Each option, once vested, has an exercise price of 24 months.

+ See chapter 19 for defined terms.

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

> No. The securities are unlisted options, which will vest periodically (one third per annum) from 31 December 2008 to 31 December 2010.

5 Issue price or consideration

> Nil.

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

> Issued under the Company's Employee Option Plan.

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

> 30 June 2007.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
132,944,613	Ordinary Shares.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	188,315,770	Ordinary Shares (Escrowed).
		21,090,000	Unlisted Options.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which *quotation is sought*

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed :

Karl Schlobohm
Company Secretary
31 July 2007

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Linc Energy Limited

ABN

60 076 157 045

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted, periodically vesting options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	950,000.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Options issued under the Company's Employee Option Plan, with an exercise price of $0.70 per option. One third of the options vests each anniversary from 31 December 2008 to 31 December 2010. Each option, once vested, has an exercise price of 24 months.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. The securities are unlisted options, which will vest periodically (one third per annum) from 31 December 2008 to 31 December 2010.
5	Issue price or consideration	Nil.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued under the Company's Employee Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 July 2007.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
132,944,613	Ordinary Shares.

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
188,315,770	Ordinary Shares (Escrowed).
22,040,000	Unlisted Options.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	*Names of any* brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	*How do* +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed :

Karl Schlobohm
Company Secretary
31 July 2007

+ See chapter 19 for defined terms.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Linc Energy Ltd

ABN

60 076 157 045

Quarter ended ("current quarter")

30 June 07

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation	(416)	(1,846)
	(b) development	(1,672)	(3,560)
	(c) production	-	-
	(d) administration	(1,051)	(3,673)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	174	877
1.5	Interest and other costs of finance paid	(40)	(156)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(3,005)	(8,358)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	-	-
	(c) other fixed assets	(613)	(4,016)
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(613)	(4,016)
1.13	Total operating and investing cash flows (carried forward)	(3,618)	(12,374)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(3,618)	(12,374)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings		2,114
1.17	Repayment of borrowings	(11)	(29)
1.18	Dividends paid	-	-
1.19	Other (provide details if material)	-	-
	Net financing cash flows	(3,629)	(10,289)
	Net increase (decrease) in cash held		
1.20	Cash at beginning of quarter/year to date	11,249	17,909
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	7,620	7,620

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	88
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Executive Directors Salary	63
Non Executive Directors Fees	25

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

NIL

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

NIL

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	2,600	2,099
3.2	Credit standby arrangements	2,000	23

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	500
4.2	Development	4,000
	Total	**4,500**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	277	(141)
5.2	Deposits at call	7,343	11,390
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	7,620	11,249

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	321,260,383	132,944,613		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	20,000	20,000		
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				

+ See chapter 19 for defined terms.

7.7	**Options** *(description and conversion factor)*	21,090,000 1,000,000 @ $0.25 Options issued to BBY 16,300,000 @ $0.25 Options issued under the Employee Option Plan 3,790,000 @ $0.60 Options issued under the Employee Option Plan	Nil	 *Exercise price $0.25* *Exercise price $0.25* *Exercise price $0.60*	*Expiry date* One third on 31.12.2010 One third on 31.12.2011 Last third on 31.12.2012
7.8	Issued during quarter	1,700,000 3,790,000	Nil. Nil.	$0.25 $0.60	One third on 31.12.2010 One third on 31.12.2011 Last third on 31.12.2012
7.9	Exercised during quarter	Nil	Nil		
7.10	Expired during quarter	2,000,000	Nil		
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here : [signature] Date: 30 July 2007
(Company Secretary)

Print name: KARL MATHEW SCHLOBOHM

Notes

+ See chapter 19 for defined terms.

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.


LINC
ENERGY

Fourth Quarter Activities Report

1 April 2007 to 30 June 2007






EXPLORATION ACTIVITIES

Linc Energy is continuing its drilling program to prove the extent of the coal tenement beyond its initial expectations. An interim report was provided last quarter however, there are approximately 19 more holes to drill in the expanded drilling program. The drilling depths have been between 140 metres and 200 metres, intercepting the Macalister Seam.

Linc Energy's drill rig was commissioned this quarter and is currently in drilling at "Capowie", one of Linc Energy's properties located near Chinchilla (EPC 635). Upon completion of the drilling at "Capowie" the drill rig will move onto other tenements in particular EPC 704, EPC 897 and EPC 898. The commissioning of Linc Energy's drill rig now gives Linc greater operational and costs controls over its exploration activities than it would normally have if Linc relied on external contractors.

Linc Energy's current coal tenements are detail in the following table.

Tenure	Status	Sub-Status	Granted	Expires	Principal Holder	Linc Interest	Sub-Blocks	Basin
MDL 309	**GRAN**	-	**25 Nov 99**	**30 Nov 08**	**Linc Energy Ltd**	**100%**	**154Ha**	**Surat**
EPC 635	**GRAN**	-	**24 Dec 98**	**24 Dec 06**	**Linc Energy Ltd**	**100%**	**32**	**Surat**
EPC 704	**GRAN**	-	**17 Sep 01**	**16 Sep 07**	**Linc Energy Ltd**	**100%**	**111**	**Surat**
EPC 897	GRAN	-	5 Aug 05	4 Aug 10	Linc Energy Ltd	100%	54	Surat
EPC 898	GRAN	-	5 Aug 05	4 Aug 10	Linc Energy Ltd	100%	85	Surat
EPC 899	GRAN	-	5 Aug 05	4 Aug 10	Linc Energy Ltd	100%	87	Surat
EPC 938	GRAN	-	15 May 06	14 May 11	Linc Energy Ltd	100%	80	Surat
EPC 902	GRAN	-	3 Dec 04	2 Dec 09	Linc Energy Ltd	100%	111	Surat
EPC 854	GRAN	-	30 Aug 04	29 Aug 07	Linc Energy Ltd	100%	82	Galilee
MDL 361	APPL	-	-	-	Linc Energy Ltd	100%	2712Ha	Pentland
EPC 908	GRAN	-	9 Feb 05	8 Feb 10	Linc Energy Ltd	100%	300	Biloela
EPC 909	GRAN	-	28 Apr 05	27 Apr 10	Linc Energy Ltd	100%	289	Biloela
EPC 910	GRAN	-	9 Feb 05	8 Feb 10	Linc Energy Ltd	100%	160	Ipswich
EPC 980	GRAN	-	4 Nov 05	3 Nov 10	Linc Energy Ltd	100%	59	Bowen
EPC 526	GRAN	RENL	27 Apr 93	26 Apr 06	Linc Energy Ltd	99%	25	Pentland
EPC 1046	GRAN	-	16 Nov 06	15 Nov 11	Linc Energy Ltd	100%	32	Surat





CORPORATE ACTIVITIES

LINC ENERGY GAINS QUEENSLAND GOVERNMENT'S "SIGNIFICANT PROJECT" STATUS

Linc Energy was advised that Queensland's Coordinator-General had declared Linc Energy's Underground Coal Gasification (UCG) project near Chinchilla, incorporating the Company's UCG gas to liquids proposal as well as its UCG gas turbine power generation, to be a "Significant Project".

Linc Energy is delighted to have gained Significant Project status as it greatly enhances and potentially accelerates its Chinchilla UCG Coal to Liquids Environmental Impact Study (EIS) and approvals process.

The Deputy Premier and Minister for Infrastructure, Hon Anna Bligh said "underground coal gasification technology offers the potential to utilise parts of Queensland's vast coal resources that are currently uneconomic to recover".

"In addition, Linc Energy's proposed 200 megawatt gas fired power station using fuel from the UCG process would produce lower greenhouse gas emissions than a conventional coal fired power station", said Ms Bligh.

Linc Energy is a Queensland company that is progressing towards becoming one of the world's leading producers of ultra clean synthetic diesel and jet fuels from stranded coal resources.

Linc Energy is achieving this outcome via utilising underground coal gasification to transform vast stranded coal resources into synthesis gas while still in situ. There is minimal impact upon the surrounding environment, whilst unlocking considerable amounts of energy which is capable of powering Australia and world economies.

LINC ENERGY SIGNS M.O.U. WITH SHIV-VANI OF INDIA

Linc Energy Ltd has signed an international Memorandum of Understanding (MOU) with one of India's largest oil and gas drilling and exploration companies.

Linc Energy Ltd has entered into a significant MOU with Shiv-Vani, based in New Delhi, but also working in the Middle East and the United States.

The MOU provides for the establishment of potential joint ventures between Linc Energy Ltd and Shiv-Vani in the field of UCG (underground coal gasification) with the aim of utilising the UCG gas production for power production, and in the medium term, coal to liquids diesel fuel production.

The MOU is a coup for Linc Energy, which plans to turn stranded coal deposits in various locations around the world starting in Chinchilla (Queensland) into clean power and ultra clean diesel by bringing together two proven production processes of UCG clean coal technology and Gas to Liquids (GTL).

Shiv-Vani is India's largest non-government oil, gas, drilling and exploration company and one of the fastest growing companies in India. Linc Energy's Managing Director, Mr Peter Bond, said it is their growth, knowledge of the industry and vision that initially attracted Linc Energy to commence negotiations with them.

The immediate focus of the MOU is to ensure the joint venture, between Shiv-Vani and Linc Energy Ltd, gain and develop coal blocks (resources) that the Indian Government is releasing for the specific purpose of UCG development. In coming years India, via its keen eye for developing energy projects to meet its growing needs like UCG, will be one of the largest producers and consumers of cost effective UCG gas operations in the world.

In addition to the Shiv-Vani MOU, Linc Energy is currently undertaking pre-feasibility studies and negotiations on possible UCG fields in a number of other energy-hungry locations around the world, in conjunction with a number of potential Joint Venture partners.

LINC ENERGY SIGNS M.O.U. WITH MARUBENI CORPORATION OF JAPAN.

The MOU is a coup for Linc Energy. Part of this MOU with Marubeni Corporation includes consideration of making an investment in Linc Energy of which final terms of the investment have yet to be finalised.

The purpose of the MOU is to establish a framework for mutual cooperation between Linc Energy Ltd and Marubeni Corporation in responding to business opportunities with regards to UCG, CTL and Integrated Gasification Combined Cycle (IGCC) power generation.

Marubeni Corporation is one of Japan's largest Trading Companies with an asset base of greater than $US40 billion and annual revenue in excess of $US76 billion. Marubeni Corporation has 121 overseas offices and is based in 72 countries, with interests in coal, iron-ore, oil and power etc.

EXTENSION OF MAJOR OIL COMPANY M.O.U.

Linc Energy is pleased to announce that it has signed what is effectively an extension to the existing Memorandum of Understanding (MOU) between Linc

Energy and a global oil company for a further twelve months covering the potential future off-take agreement for the supply of up to 70% of the syn-fuel produced from Linc Energy's proposed Chinchilla UCG to GTL (diesel) facility. Linc Energy is delighted to have extended this MOU.

UCG

Linc Energy's new UCG field at its site at Capowie is 90% complete. The creation of a new UCG reactor will eliminate any potential problems that may have arisen from restarting the existing reactor. Linc Energy expects UCG gas production to commence by the end of July 2007

GTL

The GTL Demonstration Plant is well in advance with key components such as the Fischer Tropsch reactors currently under construction or nearing completion in South Africa. The initial civil works for the GTL site at "Capowie" are complete. We expect delivery of most of the plant and equipment by September at which time we can start commissioning the plant.

FINANCE ACTIVITIES

Linc Energy ended the quarter with over $7.6 million in cash reserves. The company has invested almost $2.7million dollars in the last quarter in exploration and development of its UCG and GTL demonstration plant.

Linc Energy has maintained its debt level as per the previous quarter. We expect an increase in the first quarter of the 2008FY which will be drawn down from an existing loan facility which has approximately $500,000 available credit. These funds will be used to purchase further plant and equipment for site which will assist in the construction phase of the GTL Plant.

In addition to the existing loan facilities we have established a separate $2million facility for providing Letters of Credit and Bank Guarantees to assist in the purchase of plant and equipment from both in Australia and overseas. We have utilised this facility to assist in the purchase 3 new compressors for the UCG site.

For further information about the company's activities and project plans, refer to www.lincenergy.com.au or the Managing Director, Peter Bond on 07 3229 0800.



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

LINC ENERGY ANNOUNCES M.O.U WITH SAPEX LIMITED

Brisbane-based clean coal technology leader and energy company, Linc Energy Ltd (ASX: LNC) has today announced that it has signed an important Memorandum of Understanding (MOU) with SAPEX Limited (ASX: SXP).

SAPEX Limited is an Oil and Exploration company based in South Australia. SAPEX Limited holds seven Petroleum Exploration Leases (PELs) and two mining Exploration Leases (EL 3325 and EL 3326) that together cover almost the entire prospective area of the Arckaringa Basin in Central South Australia. SAPEX Limited also holds PEL 120 near Adelaide which has significant deposits potentially suitable for Underground Coal Gasification (UCG) and Coal Seam Gas (CSG).

The MOU is a coup for Linc Energy, which plans to turn stranded coal deposits in locations around the world, starting in Chinchilla (Queensland) and South Australia into clean power and ultra clean diesel and jet fuel by bringing together two proven production processes of Underground Coal Gasification (UCG) clean coal technology and Coal to Liquids (CTL).

The purpose of the MOU is for Linc Energy Ltd to identify suitable locations for within the SAPEX Limited licences to establish Underground Coal Gasification (UCG) fields for the production of Low Greenhouse Gas emissions Power, and Environmentally friendly Coal to Liquids (CTL) Diesel. Once the suitable locations have been identified by Linc Energy Ltd it is the intention of both parties to enter into a formal Joint Venture Agreement to commercialise these resources.

"We are very excited about the opportunities of working with SAPEX Limited who hold such large deposits in South Australia. South Australia is enjoying a major mining boom with significant expansion planned for mining projects in the mid north of South Australia. The need for cheap clean power and ultra clean diesel in these areas is well known and we look forward to being able supply both cheap power and diesel to the region. We at Linc Energy see this as a significant step forward in our strategy of using UCG to provide cost effective power and clean diesel within Australia." Linc Energy's Managing Director, Mr Peter Bond, said today.

Linc Energy is completing its Chinchilla (Queensland) demonstration facility in the third quarter of 2007 where Linc Energy will be using its UCG gas in a world first demonstration, to convert UCG gas into cost effective ultra-clean Diesel.

"The Chinchilla UCG to CTL demonstration plant is one of the key drivers that will take Linc Energy to the next level of world acceptance of becoming a major energy supplier, and is already one of the reasons why companies such as Shiv-Vani Oil and Gas, Marubeni, and now SAPEX are taking notice and wanting to work with Linc Energy." Mr Bond said.

This MOU follows recent announcements of the Shiv-Vani MOU and Marubeni MOU and that the Queensland Government has declared Linc Energy's Chinchilla clean coal project a "Significant Project".

Karl Schlobohm
Company Secretary

19 July 2007
106593v1c


SAPEX
LIMITED

ACN 093 661 164

ASX Release
19 July 2007

SAPEX AND LINC ENERGY JOIN FORCES
FOR NEW S.A. COAL-TO-GAS PROJECT

Energy production from South Australia could take on a new dimension following an agreement announced today between Adelaide-based SAPEX Limited (ASX: SXP) and leading Brisbane-based clean coal technology company, Linc Energy Ltd (ASX: LNC).

Under a Memorandum of Understanding (MOU) signed by the two companies, Linc will identify suitable locations within SAPEX's vast South Australian licence areas to establish Underground Coal Gasification fields for the production of Low Greenhouse Gas emissions Power, and Environmentally friendly Coal to Liquids (CTL) Diesel.

It is the intention of both SAPEX and Linc to then enter into a formal Joint Venture Agreement to commercialise such suitable resources.

"SAPEX is looking forward to working with Linc Energy on developing the potential of the large coal deposits in our licence area in South Australia," SAPEX Managing Director, Mr Andrew Andrejewskis," said today.

"This is the first step in the strategy, as outlined in our Prospectus, to seek out value-adding opportunities for coal," he said.

SAPEX - an oil and gas exploration company based in SA - holds seven Petroleum Exploration Leases (PELs) and two mining Exploration Leases (EL 3325 and EL 3326) that together cover almost the entire prospective area of the Arckaringa Basin in Central South Australia.

The company is exploring for oil, gas and coal seam gas in the basin. It also holds PEL 120 near Adelaide which has significant coal deposits that may be suitable for Underground Coal Gasification (UCG) and Coal Seam Gas.

Linc Energy is a Brisbane-based clean coal technology leader and energy company. It is currently completing its Chinchilla (Queensland) demonstration facility in the third quarter of 2007 where Linc will use its UCG gas in a world first demonstration, to convert UCG gas into cost effective ultra-clean Diesel.

Media Contact:-
Andrew Andrejewskis
08 8363 3311
0417 872 230
aja@sapex.com.au



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

EXTENSION OF MAJOR OIL COMPANY MOU

Announcement

Linc Energy is pleased to announce that it has signed what is effectively an extension to the existing Memorandum of Understanding (MOU) between Linc Energy and a global oil company for a further twelve months covering the potential future off-take agreement for the supply of up to 70% of the syn-fuel produced from Linc Energy's proposed Chinchilla UCG to GTL (diesel) facility. Linc Energy is delighted to have extended this MOU.

General

Linc Energy plans to turn stranded coal deposits in various locations around the world starting in Chinchilla (Queensland) into clean power and ultra clean diesel by bringing together two proven production processes of UCG clean coal technology and Gas to Liquids (GTL).

Today's announcement follows Linc Energy's recent announcements of its International MOU's with Shiv-Vani, one of India's largest oil and gas drilling and exploration companies, and Marubeni Corporation, one of Japan's largest trading houses.

On 22 May 2007 Queensland's Coordinator–General declared Linc Energy's project at Chinchilla to be a "Significant Project" for the state.

For further information, please contact Mr Peter Bond, on (07) 3229 0800.

Karl Schlobohm
Company Secretary

29 June 2007

103919v1c

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Linc Energy Limited**
ABN	**60 076 157 045**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Brian Godfrey Johnson
Date of last notice	12 May 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	7 June 2007.
No. of securities held prior to change	2,000,000 ordinary shares held indirectly via related Company.
Class	Ordinary fully paid shares.
Number acquired	5,000,000 unlisted, periodically vesting options.
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil.
No. of securities held after change	2,000,000 ordinary shares held indirectly via related Company. 5,000,000 unlisted, periodically vesting options held directly.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Received via Employee Share Plan, subsequent to shareholder approval.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Linc Energy Limited

ABN

60 076 157 045

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted, periodically vesting options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,000,000.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Options issued under the Company's Employee Option Plan, with an exercise price of $0.25 per option. One third of the options vests each anniversary from 31 December 2007 to 31 December 2009. Each option, once vested, has an exercise period of 24 months.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. The securities are unlisted options, which will vest periodically (one third per annum) from 31 December 2007 to 31 December 2009.
5	Issue price or consideration	Nil.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued under the Company's Employee Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 June 2007.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
132,924,613	Ordinary shares.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	188,315,770 17,600,000	Ordinary Shares (Escrowed). Unlisted Options.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now *Example: In the case of restricted securities, end of restriction period* (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

Karl Schlobohm
Company Secretary

13 June 2007

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Linc Energy Limited
ABN	60 076 157 045

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kenneth Eidler Dark
Date of last notice	12 May 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Options held indirectly via related entity (Super Fund).
Date of change	7 June 2007.
No. of securities held prior to change	100,000 ordinary shares.
Class	Ordinary, fully paid shares.
Number acquired	3,000,000 unlisted, periodically vesting options.
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil.
No. of securities held after change	100,000 ordinary shares held directly. 3,000,000 unlisted, periodically vesting options held indirectly.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Received via Employee Option Plan, subsequent to shareholder approval.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

LINC ENERGY ANNOUNCES INTERNATIONAL M.O.U. WITH LEADING JAPANESE TRADING HOUSE, MARUBENI CORPORATION

Brisbane-based clean coal technology leader and energy company, Linc Energy Ltd (ASX: LNC) has today announced that it has signed an important International Memorandum of Understanding (MOU) with one of Japan's largest trading houses, Marubeni Corporation.

The agreement is a coup for Linc Energy, which plans to turn stranded coal deposits in various locations around the world starting in Chinchilla (Queensland) into clean power and ultra clean diesel and jet fuels, by bringing together two proven production processes of Underground Coal Gasification (UCG) clean coal technology and Coal to Liquids (CTL). As part of this agreement Marubeni Corporation is considering making an investment in Linc Energy of which final terms of the investment have yet to be finalised.

The purpose of the MOU is to establish a framework for mutual cooperation between Linc Energy Ltd and Marubeni Corporation in responding to business opportunities with regards to UCG, CTL and Integrated Gasification Combined Cycle (IGCC) power generation.

Marubeni Corporation is one of Japan's largest Trading Companies with an asset base of greater than $US40 billion and annual revenue in excess of $US76 billion. Marubeni Corporation has 121 overseas offices and is based in 72 countries, with interests in coal, iron-ore, oil and power etc.

"We are very excited about the opportunities of working with such a large and internationally well regarded company in Marubeni Corporation. Marubeni has extensive and broad reaching commercial relationships throughout the Asian region and the potential for the two companies to work together is enormous."

"I would like to take this opportunity to thank Marubeni for their vision in recognising the commercial and environmental benefits of UCG and the significant opportunities that it offers in terms of clean power generation and clean diesel production on a world wide basis. We at Linc Energy look forward to working closely with Marubeni in the future." Linc Energy's Managing Director, Mr Peter Bond, said today.

Linc Energy is completing its Chinchilla (Queensland) demonstration facility in the third quarter of 2007, where Linc Energy will be utilising its UCG gas in a world-first demonstration, to convert UCG gas into cost effective ultra-clean Diesel.

"This UCG to CTL demonstration plant is one of the key drivers that will take Linc Energy to the next level of acceptance of becoming a major energy supplier to the world, and is already one of the reasons large companies such as Marubeni are standing up and taking notice of Linc Energy." Mr Bond said.

"This Marubeni MOU follows recent announcements of the MOU with Shiv-Vani (India), and that of the Queensland Government having declared Linc Energy's Chinchilla clean coal project as a State "Significant Project."

Karl Schlobohm
Company Secretary
12 June 2007

101146v1c



Monday, 4 June 2007

Patrick O'Connor
Adviser, Issues (Brisbane)
Patrick.OConnor@asx.com.au

Re: Your letter dated the 31st of May 2007

Reference is made to your letter dated 31st May 2007 and in particular to the questions raised in that letter. The Company would like to respond as follows:

Question 1
Whether the Company considers that the Information contained in the Announcement concerning the Memorandum of Understanding ("Information") was material to the Company?

Answer Yes.

Question 2

If the answer to question 1 is "no", please advise the basis on which the Company does not consider the Information to be material.

Answer Not applicable.

Question 3
If the answer to question 1 is "yes", please advise when the Company became aware of the Information, and specifically:

3.1 When the Company first commenced the negotiations that led to the signing of the Memorandum of Understanding.

Answer The parties first commenced discussions by email about a possible Memorandum Of Understanding (MOU) on 29th March 2007. Justyn Peters from Linc Energy's Brisbane office attended a meeting in Delhi in early May to commence preliminary negotiations for the MOU.

3.2 When the Memorandum of Understanding was signed by each of ShiV-Vani and the Company.

Answer The preliminary draft of the MOU was signed on 4th May 2007 by Justyn Peters of Linc Energy to bring back to Australia for approval and (if appropriate) execution by the Chief Executive Officer of the Company. However, material amendments were required to the MOU and these were not finalised and agreed between the parties until 30th May 2007. Considerable amendments were made to the MOU and continual negotiations took place in confidence between the parties up until 11.39pm on 30th May 2007 when final agreement took place.

Question 4.

If the Company became aware of the Information prior to the Announcement, please identify any earlier announcement from the Company which disclosed the Information.

Answer The Company was aware of the information about the negotiations prior to the announcement and no earlier announcement disclosed this information.

Question 5

If there was no earlier announcement, and the Company became aware of the Information prior to the Announcement, please advise why the Company did not release the Information to the market at an earlier time, or request a trading halt pending the release of the Announcement. Please comment specifically on the application of listing rule 3.1 and the exceptions to the rule in listing rule 3.1A, and whether the increase in the Company's share price and the volume of securities traded in the period prior to the Announcement, indicated that confidentiality in relation to the Information had been lost.

Answer Any earlier announcement of negotiations would have been premature. Once the MOU was finalised, this fact was released to the ASX and the market. Negotiations are an exception to the rule and this is what occurred prior to the announcement.

The MOU was not completed until 11.39pm on 30th May 2007 and Linc Energy prepared an ASX notice for the morning of the 31st May 2007. Up until that time, the nature of the information was confidential, and its release would have been premature.

However, we wish to point out that over the last few weeks there have been significant events and announcements that have all had the potential to impact on our share price.

Anglo American made an announcement where it named Linc Energy as a possible acquisition target, and the Queensland Co-ordinator General declared our Chinchilla project "significant" for the state of Queensland. In addition, Clean Coal Technology, the availability of grants for Clean Coal Technology, climate change and the recently mooted increase in energy prices have been headlines in the media on a daily basis over the last few weeks.

Finally, it should be noted that there has been a very significant increase in the number of shareholders in Linc Energy and in particular shareholders based in Queensland. It is simply not possible to quantify the impact of each of the abovementioned issues on our share price.

What we can say is that the Company is not aware of any breach of confidentiality and thus cannot make any such inference concerning the share price increase.

Question 6.
Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Answer

Yes. We are in compliance with listing rules. We reiterate that the MOU with Shiv-Vani was not finalised until 11.39pm on 30th May 2007. The following morning, the Company notified the ASX and the market. It is simply a convergence of issues as stated above and a coincidence that negotiations for the MOU concluded and the announcement to the ASX was made in the same week as our shares increased, and a media comment was made that was out of our control.

Should you have any further queries, please feel free to contact me.

Yours Sincerely
LINC ENERGY

Karl Schlobohm
Company Secretary



ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 49 008 624 691
Level 5
Riverside Centre
123 Eagle Street
Brisbane QLD 4000

PO Box 7055
Riverside Centre
Brisbane QLD 4001

Telephone 61 7 3835 4000
Facsimile 61 7 3832 4114
Internet http://www.asx.com.au

31 May 2007

Mr Karl Schlobohm
Company Secretary
Linc Energy Ltd
AMP Place
Level 7
10 Eagle Street
BRISBANE QLD 4000

By email: kschlobohm@prosperityadvisers.com.au

Dear Mr Schlobohm,

Linc Energy Ltd (the "Company")

ASX Limited ("ASX") refers to the following:

1. The price query letter sent to the Company by ASX on Tuesday, 15 May 2007 which was released to the market, together with the Company's response, at 9.16am EST on Wednesday, 16 May 2007 ("First Price Query").

2. The price query letter sent to the Company by ASX on Tuesday, 29 May 2007 which was released to the market, together with the Company's response, at 4.06pm EST on Tuesday, 29 May 2007 ("Second Price Query").

3. An article published on page 62 of The Courier Mail on Thursday, 31 May 2007 entitled, "Linc on a roll".

4. The announcement released to the market at 11.25am EST on Thursday, 31 May 2007 entitled, "Linc Energy Limited announces international M.O.U with leading Indian Oil & Gas Exploration Company" ("Announcement").

5. The increase in the Company's share price from a close of 58 cents on Tuesday, 29 May 2007 to a high of 62 cents on Wednesday, 30 May 2007 and a last price prior to the release of the *Announcement of 54.5 cents, being* the trading period after the issue of the Second Price Query and prior to the release of the Announcement, and to an increase in the number of securities traded during this period.

As you are aware, listing rule 3.1 requires an entity, once it becomes *aware* of any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities, to immediately tell ASX that information. The exceptions to this requirement are set out in listing rule 3.1A.

I would also like to draw your attention to the definition of "aware" in Chapter 19 of the listing rules. This definition states that:

> *"an entity becomes aware of information if a director or executive director (in the case of a trust, director or executive officer of the responsible entity or management company) has, or ought reasonably to have, come into possession of the information in the course of the performance of their duties as a director or executive officer of that entity."*

Furthermore, paragraph 17 of Guidance Note 8 states:

> *"Once a director or executive officer becomes aware of information, he or she must immediately consider whether that information should be given to ASX. An entity cannot delay giving information to ASX pending formal sign-off or adoption by the board, for example."*

Listing rule 3.1A sets out an exception from the requirement to make immediate disclosure, provided that each of the following are satisfied.

> *"3.1A.1 A reasonable person would not expect the information to be disclosed.*
>
> *3.1A.2 The information is confidential and ASX has not formed the view that the information has ceased to be confidential.*
>
> *3.1A.3 One or more of the following applies.*
>
> - *It would be a breach of a law to disclose the information.*
> - *The information concerns an incomplete proposal or negotiation.*
> - *The information comprises matters of supposition or is insufficiently definite to warrant disclosure.*
> - *The information is generated for the internal management purposes of the entity.*
> - *The information is a trade secret."*

Finally, I would like to draw your attention to ASX's policy position on the concept of "confidentiality" which is detailed in paragraphs 33 to 39 of Guidance Note 8. In particular, paragraphs 34 and 35 of the Guidance Note state that:

> *"'Confidential' in this context has the sense of 'secret'..."* and *"Loss of confidentiality may be indicated by otherwise unexplained changes to the price of the entity's securities, or by reference to the information in the media or analysts reports"*.

Having regard to the above definition, listing rule 3.1 and Guidance Note 8 - Continuous Disclosure, ASX asks that you answer the following questions in a format suitable for release to the market in accordance with listing rule 18.7A.

1. Whether the Company considers that the information contained in the Announcement concerning the Memorandum of Understanding ("Information") was material to the Company?

2. If the answer to question 1 is "no", please advise the basis on which the Company does not consider the Information to be material.

3. If the answer to question 1 is "yes", please advise when the Company became aware of the Information, and specifically:

   3.1 When the Company first commenced the negotiations that led to the signing of the Memorandum of Understanding.

   3.2 When the Memorandum of Understanding was signed by each of Shiv-Vani and the Company.

4. If the Company became aware of the Information prior to the Announcement, please identify any earlier announcement from the Company which disclosed the Information.

5. If there was no earlier announcement, and the Company became aware of the Information prior to the Announcement, please advise why the Company did not release the Information to the market at an earlier time, or request a trading halt pending the release of the Announcement.

   Please comment specifically on the application of listing rule 3.1 and the exceptions to the rule in listing rule 3.1A, and whether the increase in the Company's share price and the volume of securities traded in the period prior to the Announcement, indicated that confidentiality in relation to the Information had been lost.

6. *Please confirm that the Company is in compliance* with the listing rules and, in particular, listing rule 3.1.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter. If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

If you are unable to respond by the time requested, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 - Trading Halts, we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell ASX each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we may ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the expiry of the trading halt at the commencement of trading on Wednesday, 6 June 2007, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

Your response should be sent to me by **e-mail at patrick.o'connor@asx.com.au** or by facsimile on **facsimile number (07) 3832 4114**. It should not be sent to the Company Announcements Office. Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible, and in any event, not later than **9.00am on Monday, 4 June 2007**.

Please note that ASX reserves the right, under listing rule 18.7A, to release this letter and the Company's response to the market if it considers it necessary for an informed market. Accordingly, it would be appreciated if you would prepare your response in a format suitable for release to the market and separately address each of the questions asked.

If you have any concerns about release of your response, or any queries in relation to this matter, please contact me immediately.

Yours sincerely,

Patrick O'Connor
<u>Adviser, Issuers (Brisbane)</u>



LINC ENERGY ANNOUNCES INTERNATIONAL M.O.U WITH LEADING INDIAN OIL & GAS EXPLORATION COMPANY

Brisbane-based clean coal technology leader and energy company, Linc Energy Ltd (ASX: LNC) has today announced that it has signed an international Memorandum of Understanding (MOU) with one of India's largest oil and gas drilling and exploration companies.

Linc Energy Ltd has entered into a significant MOU with Shiv-Vani, based in New Delhi, but also working in the Middle East and the United States.

The MOU will provide for the establishment of potential joint ventures between Linc Energy Ltd and Shiv-Vani in the field of UCG (underground coal gasification) with the aim of utilising the UCG gas production for power production, and in the medium term, coal to liquids diesel fuel production.

The agreement is a coup for Linc Energy, which plans to turn stranded coal deposits in various locations around the world starting in Chinchilla (Queensland) into clean power and ultra clean diesel by bringing together two proven production processes of UCG clean coal technology and Gas to Liquids (GTL).

"We are very excited about the opportunities in India and the Sub Continent that this MOU has the potential to create," Linc Energy's Managing Director, Mr Peter Bond, said today.

"India is one of the new economic powerhouses in the world and we see great application for our clean coal technology and for the generation of electricity linked to our UCG process."

Shiv-Vani is India's largest non-government oil, gas, drilling and exploration company and one of the fastest growing companies in India. Linc Energy's Managing Director, Mr Peter Bond, said it is their growth, knowledge of the industry and vision that initially attracted Linc Energy to commence negotiations with them.

Mr Roy Chowdhury, General Manager (Exploration) of Shiv-Vani stated, "I have found that Linc Energy Ltd of Brisbane, Australia are excellent communicators, helpful and sensitive to the needs of customers – a bouquet of quality that I aspire to give to Shiv-Vani as a service provider," Mr Chowdhury said.

The immediate focus of the MOU is to ensure the joint venture, between Shiv-Vani and Linc Energy Ltd, gain and develop coal blocks (resources) that the Indian Government is releasing for the specific purpose of UCG development. In coming years India, via its keen eye for developing energy projects to meet its growing needs like UCG, will be one of the largest producers and consumers of cost effective UCG gas operations in the world.

At the conclusion of negotiations Padam Singhee, Director of Shiv-Vani stated:

"The signing of an MOU is an important step for us both, but it is the successful partnership through the generation of energy and wealth that is paramount," Mr Singhee said.

A sentiment wholeheartedly echoed by Linc Energy Ltd.

In addition to the Shiv-Vani MOU, Linc Energy is currently undertaking pre-feasibility studies and negotiations on possible UCG fields in a number of other energy-hungry locations around the world, in conjunction with a number of potential Joint Venture partners.

AMP Place, Level 7, 10 Eagle Street, Brisbane QLD 4000. GPO Box 1315, Brisbane QLD 4001.
P: (07) 3229 0800 F: (07) 3229 6800 E: linc@lincenergy.com.au www.lincenergy.com.au ABN 60 076 157 045

Linc Energy's UCG to GTL (Diesel) demonstration plant at Chinchilla is scheduled to open in the third quarter of 2007, which will be the only UCG to CTL (Liquid fuels) facility in the world.

"The world-first demonstration plant is arguably one of the key drivers that will take Linc Energy, as a potential major energy supplier to the world, to the next level of acceptance." Mr Bond said.

The Shiv-Vani MOU follows a recent announcement the Queensland Government has declared Linc Energy's Chinchilla clean coal project a "Significant Project".

Karl Schlobohm
Company Secretary

31 May 2007

99617v1c



29 May 2007

Mr Patrick O'Connor
Australian Stock Exchange
Level 5 Riverside Centre
123 Eagle Street
BRISBANE QLD 4000

Fax : (07) 3832 4114
Email : patrick.oconnor@asx.com.au

Dear Patrick

In response to your query of 29 May 2007 in relation to recent price and volume increases of our shares, we advise the following:

1. The Company is not aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company.

2. Not applicable.

3. A possible explanation could be the recent announcement by the Queensland Co-ordinator General on 22nd May 2007 that our Underground Coal Gasificiation (UCG)-Coal to Liquids (CTL) project has been declared a significant project for Queensland and also the growing awareness in the market place of our company's potential.

4. Confirmed. The Company considers that it is in compliance with the Listing Rules and in particular, Listing Rule 3.1.

If any further information is required, please contact our office.

Yours faithfully

Karl Schlobohm
Company Secretary
Linc Energy Ltd

99300v1c


ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Level 5
Riverside Centre
123 Eagle Street
Brisbane QLD 4000

PO Box 7055
Riverside Centre
Brisbane QLD 4001

Telephone 61 (07) 3835 4001
Facsimile 61 (07) 3832 4114
Internet http://www.asx.com.au

29 May 2007

Mr Karl Schlobohm
Company Secretary
Linc Energy Ltd
AMP Place
Level 7
10 Eagle Street
BRISBANE QLD 4000

By e-mail: kschlobohm@prosperityadvisers.com.au

Dear Mr Schlobohm

Linc Energy Ltd (the "Company")
RE: PRICE QUERY

We have noted a change in the price of the Company's securities from a low of 37 cents on Monday, 28 May 2007 to a high of 56 cents today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by **e-mail at patrick.oconnor@asx.com.au** or by facsimile on **facsimile number (07) 3832 4114**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than **9.00 am (EST) on Wednesday, 30 May 2007**.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Pat O'L

Patrick O'Connor
Adviser, Issuers (Brisbane)



LINC ENERGY GAINS QUEENSLAND GOVERNMENT'S *SIGNIFICANT PROJECT* STATUS

Linc Energy was yesterday advised that Queensland's Coordinator-General had declared Linc Energy's Underground Coal Gasification (UCG) project near Chinchilla, incorporating the Company's UCG gas to liquids proposal as well as its UCG gas turbine power generation, to be a "Significant Project".

Linc Energy is delighted to have gained Significant Project status as it greatly enhances and potentially accelerates its Chinchilla UCG Coal to Liquids Environmental Impact Study (EIS) and approvals process.

The Deputy Premier and Minister for Infrastructure, Hon Anna Bligh said "underground coal gasification technology offers the potential to utilise parts of Queensland's vast coal resources that are currently uneconomic to recover".

"In addition, Linc Energy's proposed 200 megawatt gas fired power station using fuel from the UCG process would produce lower greenhouse gas emissions than conventional coal fired power station", said Ms Bligh.

Linc Energy is a Queensland company that is progressing towards becoming one of the world's leading producers of ultra clean synthetic diesel and jet fuels from stranded coal resources.

Linc Energy's Managing Director, Mr Peter Bond said "gaining significant project status is a substantial boost for Linc Energy's EIS and approvals process, which is one of the company's key milestones over the coming months".

Linc Energy is achieving this outcome via utilising underground coal gasification to transform vast stranded coal resources into synthesis gas while still in-situ. There is minimal impact upon the surrounding environment, whilst unlocking considerable amounts of energy which is capable of powering Australia and world economies.

If any further information is required, please contact our office.

Yours faithfully

Karl Schlobohm
Company Secretary
Linc Energy Ltd

22 May 2007

AMP Place, Level 7, 10 Eagle Street, Brisbane QLD 4000. GPO Box 1315, Brisbane QLD 4001.
P: (07) 3229 0800 F: (07) 3229 6800 E: linc@lincenergy.com.au www.lincenergy.com.au ABN 60 076 157 045



15th May 2007

Ms Narissa Taylor
Australian Stock Exchange
Level 5 Riverside Centre
123 Eagle Street
BRISBANE QLD 4000

Fax : (07) 3832 4114
Email : narissa.taylor@asx.com.au

Dear Ms Taylor

In response to your query of 15 May 2007 in relation to recent price and volume increases of our shares, we advise the following:

1. The Company is not aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company.

2. Not applicable.

3. A possible explanation could be the publication by Dow Jones Newswires in London on 25 April 2007 of an interview with Pierre Ranwell, Business Development Manager of Anglo American's coal unit, wherein it was revealed "Anglo American is planning to expand its energy operations through its activities in clean coal, possibly through acquisitions or a joint venture. Options for the mining giant's expansion in energy could include buying into companies already prominent in clean-coal technology, such as Linc Energy Ltd (LNC.AU) or Rentech (RTK) or establishing joint ventures."

   "The company is expanding energy exposure through coal-to-liquids for an energy-focused division within Anglo Coal", Ranwell reportedly told Dow Jones.

...2/

The acknowledgement of Linc Energy's progress in clean coal technology and coal to liquids (CTL) technology by a group such as Anglo American could be the reason for increased interest in the Company.

No contact has been made by Anglo American at this time.

4. Confirmed. The Company considers that it is in compliance with the Listing Rules and in particular, Listing Rule 3.1.

If any further information is required, please contact our office.

Yours faithfully

Karl Schlobohm
Company Secretary
Linc Energy Ltd.



ASX Limited
ABN 98 008 624 691
Level 5 Riverside Centre
123 Eagle Street
Brisbane QLD 4000

Telephone 61 (07) 3835 4001
Facsimile 61 (07) 3832 4114
Internet http://www.asx.com.au

15 May 2007

Mr Karl Schlobohm
Company Secretary
Linc Energy Limited
Level 7
10 Eagle St
BRISBANE QLD 4001

By Facsimile: 3839 1755

Dear Karl

Linc Energy Limited (the "Company")

PRICE AND VOLUME QUERY

We have noted a change in the price of the Company's securities from $0.28 on 9 May 2007 to an intra-day high of $0.37 today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at narissa.taylor@asx.com.au or by facsimile on **facsimile number (07) 3832 4114**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie **before 9.30 a.m.** E.S.T.**) on** Wednesday, 16 May 2007).

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Narissa Taylor
Adviser, Issuers (Brisbane)

Direct Line: (07) 3835 4001



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

THIRD QUARTER ACTIVITIES REPORT
1 January 2007 to 31 March 2007.

Exploration Activities

During the quarter Linc Energy expanded its drilling program to prove the extent of the coal tenements beyond its initial expectations with approximately 30 open holes and 10 diamond core holes so far drilled. An interim report was provided this quarter however, there are approximately 15 more holes to drill in the expanded drilling program.

The drilling depths have been between 140 metres and 200 metres, intercepting the Macalister Seam.

The refurbishment of drill rig Linc Energy purchased is almost complete with the drill rig being fully operational by the end of April. Linc's drill rig will complete the expanded drilling program at EPC 635 near Chinchilla and will start drilling on its other tenements in particular, EPC 635, EPC 704, EPC 897 and EPC 898.

Please refer to the company's interim drilling results released on 22 February 2007 for information on its drilling program. (See list of Company's current coal tenement holdings below).

Tenure	Status	Sub-Status	Granted	Expires	Principal Holder	Linc Interest	Sub-Blocks	Basin
MDL 309	GRAN		25 Nov 99	30 Nov 08	Linc Energy Ltd	100%	154Ha	Surat
EPC 635	GRAN		24 Dec 98	24 Dec 06	Linc Energy Ltd	100%	32	Surat
EPC 704	GRAN		17 Sep 01	16 Sep 07	Linc Energy Ltd	100%	111	Surat
EPC 897	GRAN		5 Aug 05	4 Aug 10	Linc Energy Ltd	100%	54	Surat
EPC 898	GRAN		5 Aug 05	4 Aug 10	Linc Energy Ltd	100%	85	Surat
EPC 899	GRAN		5 Aug 05	4 Aug 10	Linc Energy Ltd	100%	87	Surat
EPC 938	GRAN		15 May 06	14 May 11	Linc Energy Ltd	100%	80	Surat
EPC 902	GRAN		3 Dec 04	2 Dec 09	Linc Energy Ltd	100%	111	Surat
EPC 854	GRAN		30 Aug 04	29 Aug 07	Linc Energy Ltd	100%	82	Galilee
MDL 361	APPL				Linc Energy Ltd	100%	2712Ha	Pentland
EPC 908	GRAN		9 Feb 05	8 Feb 10	Linc Energy Ltd	100%	300	Biloela
EPC 909	GRAN		28 Apr 05	27 Apr 10	Linc Energy Ltd	100%	289	Biloela
EPC 910	GRAN		9 Feb 05	8 Feb 10	Linc Energy Ltd	100%	160	Ipswich
EPC 980	GRAN		4 Nov 05	3 Nov 10	Linc Energy Ltd	100%	59	Bowen
EPC 526	GRAN	RENL	27 Apr 93	26 Apr 06	Linc Energy Ltd	99%	25	Pentland
EPC 1046	GRAN		16 Nov 06	15 Nov 11	Linc Energy Ltd	100%	32	Surat



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

Corporate Activities

Linc Energy Ltd recently announced that it has entered into a Cultural Heritage Management Program ("CHMP") with the Barunggam and Western Wakka Wakka Aboriginal People.

Linc Energy recognises the importance of the Aboriginal Culture and has agreed with both the Baruggam and Western Wakka Wakka on a management plan to manage any findings of Aboriginal Cultural Heritage during Linc's activities at its Chinchilla site.

As part of the CHMP, the Barunggam and Western Wakka Wakka parties have agreed to complete a survey of "Capowie" within the next four weeks. "Capowie" is the land where Linc Energy's Underground Coal Gasification ("UCG") and demonstration Gas to Liquids ("GTL") plant will be built. This survey will give Linc Energy full details of any findings of Aboriginal Cultural Heritage on "Capowie" and allow us to manage the findings as per the CHMP prior to the demonstration plant being built.

The agreement and implementation of a CHMP is a fundamental part of our EIS process and having achieved this is an important milestone in our progress.

Linc Energy has started construction of its new UCG (Underground Coal Gasification) field at its site at Capowie. The creation of a new UCG reactor will eliminate any potential problems that may have arisen from restarting the existing reactor. Linc Energy expects UCG gas production to commence by the end of May 2007.

Engineering designs, models and an equipment list has been provided to Linc Energy by its prime GTL Contractor, MegChem of South Africa. Linc Energy has commenced procurement for its demonstration GTL Plant with orders placed for reactors, compressors and other key components.

Civil works at the Capowie site are well advanced in preparation for the UCG and GTL Plant. These civil works include new access roads, hard stand, pads and new buildings for compressors, workshops and staff facilities.

Linc Energy has also bolstered its team with the appointment of a new Site Manager, Denis Kruger and three GTL Process Control Operators for the management of the GTL site and one GTL Process Engineer for the GTL Engineering team.



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

Finance Activities

From a financial perspective, the company ended the quarter with over $11 million in cash reserves. The company has invested over $1.6million dollars in the last quarter in exploration and development of its UCG and GTL demonstration plant.

Linc Energy has drawn down an additional $47,000 from our $800,000 loan facility this quarter for the purchase of a site vehicles. This leaves us $491,000 available to draw down on as we require further plant and equipment.

In addition to the existing loan facilities we have established a separate $2million facility for providing Letters of Credit and Bank Guarantees to assist in the purchase of plant and equipment from both in Australia and overseas. We have used this facility to purchase 3 new compressors for the UCG site. These compressors were ordered in early December and are due for delivery in mid to late April.

For further information about the company's activities and project plans, refer to www.lincenergy.com.au or the Managing Director, Peter Bond on 07 3229 0800.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Linc Energy Ltd .

ABN	Quarter ended ("current quarter")
60 076 157 045	31 March 07

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation	(636)	(1,430)
	(b) development	(1,046)	(1,888)
	(c) production	-	-
	(d) administration	(857)	(2,622)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	183	703
1.5	Interest and other costs of finance paid	(38)	(116)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(2,394)	(5,353)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	-	-
	(c) other fixed assets	(26)	(3,416)
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(26)	(3,416)
1.13	Total operating and investing cash flows (carried forward)	(2,420)	(8,769)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(2,420)	(8,769)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	47	2,109
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other (provide details if material)	-	-
	Net financing cash flows	(2,373)	(6,660)
	Net increase (decrease) in cash held		
1.20	Cash at beginning of quarter/year to date	13,622	17,909
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	11,249	11,249

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	88
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Executive Directors Salary	63
Non Executive Directors Fees	25

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

NIL

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

NIL

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	2,600	2,109
3.2	Credit standby arrangements	2,000	400

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	500
4.2	Development	4,000
	Total	**4,500**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	(141)	63
5.2	Deposits at call	11,390	13,559
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	11,249	13,622

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	321,240,383	132,924,613		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	243,000	243,000		
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	8,000,000 $0.25 Options issued under the Employee Option Plan	Nil	*Exercise price* *$0.25*	*Expiry date* One third on 31.12.2010 One third on 31.12.2011 Last third on 31.12.2012
7.8	Issued during quarter	8,000,000	Nil	$0.25	One third on 31.12.2010 One third on 31.12.2011 Last third on 31.12.2012
7.9	Exercised during quarter	Nil	Nil		
7.10	Expired during quarter	Nil	Nil		

+ See chapter 19 for defined terms.

7.11	**Debentures** *(totals only)*		
7.12	**Unsecured notes** *(totals only)*		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here : [signature] Date: 30 April 2007
(Company Secretary)

Print name: KARL MATHEW SCHLOBOHM

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.



RESULTS OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The Company advises that shareholders passed all resolutions put to them today on a show of hands.

A summary of the total proxy votes exercisable by all proxies validly appointed is set out below for the resolutions put to the meeting.

Resolution	In Favour	Open	Against	Total
1. Grant of Performance Options to Kenneth Eidler Dark (Director)	13,992,532 (89.57%)	867,580 (5.55%)	762,201 (4.88%)	15,622,313 (100%)
2. Grant of Performance Options to Brian Godfrey Johnson (Director)	13,992,532 (89.57%)	867,580 (5.55%)	762,201 (4.88%)	15,622,313 (100%)

Yours sincerely

Karl Schlobohm
COMPANY SECRETARY

20 March 2007

88922v1c



Linc Energy Limited
Interim Financial Report

ABN 60 076 157 045

for the half year ended 31 December 2006

Contents

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report in to be read in conjunction with the annual report for the year ended 30 June 2006 and any public announcements made by Linc Energy Ltd during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Directors' Report

Your directors present their report on the company for the half year ended 31 December 2006.

Directors
Unless otherwise stated, the following persons were directors of Linc Energy Limited during the whole of the period and up to the date of this report:

Mr Brian Johnson
Mr Peter Bond
Mr Ken Dark

Mr John Harkins was a director during the period until his resignation on 1 November 2006.

Review of operations

REVIEW OF OPERATIONS AND ACTIVITIES

Linc Energy's corporate vision is to become a world-leading producer of ultra-clean diesel and jet fuels. Linc Energy aims to achieve this vision by bringing together, for the first time anywhere in the world, the two technologies known as Underground Coal Gasification (UCG) and Gas to Liquids (GTL).

Linc Energy intends to use the UCG process to exploit stranded coal deposits that are considered sub-economic as they are too far from market, too deep or are not the quality required for traditional coal markets. UCG has the potential to overcome these issues, enabling Linc Energy to develop significant tracts of coal that are currently regarded as being of sub-economic value.

The UCG process can be used to turn stranded coal reserves into energy by gasifying the coal "in situ" (underground). The resulting gas, called Syngas, can be used as feedstock for a :

- Gas to Liquids (GTL) processing plant to produce diesel and jet fuels; and
- Gas Turbine Generator (GTG) to generate electricity.

This unique combination of UCG and GTL has the potential to become a significant alternative energy source. The gas is cheap, the resources abundant and the application process may be capable of duplication in Australia and around the world. Combining UCG and GTL has the potential to create a new and reliable source of ultra-clean environmentally responsible fuels.

The cheap and abundant Syngas that can be delivered by the UCG process is the key that Linc Energy will seek to exploit to enable it to cost effectively produce ultra-clean diesel fuels.

The further potential upside for Linc Energy will lie in its capacity to replicate this combined application of UCG and GTL, not just in Australia, but in strategic locations around the world such as the USA.

Linc Energy's Business Plan

As part of its long term business plan, Linc Energy intends to use the Syngas produced by the UCG process at its Chinchilla site to :

- produce liquid fuels such as diesel and jet fuels; and
- generate electricity.

Linc Energy's business plan involves a number of stages. Linc's recent IPO will assist with the funding of stage one of the Company's business plan which, in essence, is a feasibility study for the future development of a 20,000 barrel per day GTL facility. Linc Energy is employing the capital raised to expand its UCG operation at Chinchilla and construct a GTL pilot plant. This effectively takes Linc Energy to the cusp of constructing a 20,000 bpd UCG to GTL ultra-clean fuel (diesel) facility at Chinchilla.

Linc Energy will also commission a report on the costs of purchasing, installing and commissioning a 40mw gas turbine generator at the MDL 309 site at Chinchilla, Queensland.

Stage One

The funds raised from the IPO are being used to :

- restore and expand the UCG facility at (MDL 309) Chinchilla to produce Syngas;
- purchase, install and commission a GTL demonstration plant with a target production capacity of 1 to 5 bpd;

- complete the feasibility study on the 20,000 bpd GTL facility as proposed in Linc Energy's stage two business plan;
- complete an EIS - upon Linc Energy's Chinchilla's site and covering a 20,000 bpd GTL facility at that site; and
- complete a coal drilling exploration programme on and around the Chinchilla site.

GTL Plant

Liquid fuel has been produced from gas that simulates the UCG Syngas produced at MDL 309. This liquid fuel was produced by the University of Kentucky under contract with Linc Energy. The utilisation of UCG in a pilot GTL plant at MDL 309 will be a significant step forward towards building a full commercial GTL plant at a later stage. Therefore, as part of stage one, Linc Energy intends to build a 1 to 5 bpd GTL demonstration plant which will use the UCG Syngas as feedstock. The demonstration plant will not have the capacity to produce enough fuel to be sold commercially. However, the Company intends to demonstrate the potential to use UCG Syngas in the GTL process and the environmentally superior qualities of this ultra-clean fuel.

GTG (Power Generation)

Linc Energy believes that it is technically feasible to utilise UCG Syngas to produce power from gas turbines (refer Shedden Uhde report in Section 6 of the 2006 Prospectus). It is part of Linc Energy's stage one business plan to finalise its costings in relation to the purchase, installation and commissioning of a 40mw GTG.

Depending on the results of the reports commissioned in relation to GTG and subject to finance, Linc Energy may, at an appropriate time to be determined by the Directors, seek to purchase, commission and install a 40mw GTG. Electricity generated by the GTG will be available to be sold into the electricity grid creating cashflow for the Company. The Company may need to seek debt or further equity funding at this time for purchases, installation and commissioning, should it wish to pursue this option.

Stage Two

In essence, stage one is a feasibility study that will enable Linc Energy to determine the process required to construct a 20,000 bpd GTL facility. The construction of such a facility is Stage Two of Linc Energy's long term business plan.

Again the Company would look to raise debt finance and/or equity funding for this stage of its plans.

Stage Three

Stage three of the business plan is focused on taking Linc Energy's UCG and GTL diesel and power process to the world market. This will potentially have significant possibilities in locations such as the USA and China.

In addition, Linc Energy will complete further exploration to assess if its coal reserves in Chinchilla will support an expansion programme capable of feeding a 30,000 to 40,000 bpd GTL facility.

Again the Company would look to raise debt finance and/or equity funding for this stage of its plans.

Corporate Activities

The Company successfully listed on the ASX on 10th May 2006 after raising AUD$22m under its IPO at 25 cents per share.

Shortly after its debut on the ASX the Company contracted to acquire the freehold interest in the "Capowie" property on which its UCG demonstration site is situated. The Company also successfully negotiated to acquire the freehold interest in the adjoining "Ulinda Park" property. This gives the company freehold ownership of almost 3,000 acres across its main MDL holding.

Since its IPO, the Company also commenced negotiations with a number of key industry players for the design and development of its GTL demonstration plant, including :

Meg Chem, South Africa
Shedden Udhre, Melbourne
Witts University, South Africa
Syntroleum, USA

Linc Energy has undertaken considerable exploration activities during the first half of the financial year. The company commenced drilling its EPC 635 in the Chinchilla area as well as its MDL 309 in the same area. Mitchell Drilling Contractors completed twenty-one (21) open holes with a further seven open holes within the same EPC 635 area to be drilled by Linc's drill rig. The additional seven holes are step-out holes from particular coal intersections that are of interest to the company

and require further drilling. The drilling depths have been between 140 metres and 200 metres, intercepting the Macalister Seam. Drilling of eleven cored holes will commence within the next week with the aim of confirming Linc Energy's indicated resource in the Chinchilla EPC 635 area.

Linc Energy has also purchased its own drill rig and is finishing off the final stages of refurbishing it. The drill rig will be ready to operate on site in the coming weeks. It will take over from Mitchell Drilling Contractors and continue with an expansion of the drilling program throughout the immediate Chinchilla area on the company's various coal tenements, in particular, EPC 635, EPC 704, EPC 897 and EPC 898. At this point in time, there are no interim drilling results to release however the Company expects to release interim results in the next few weeks.

Linc Energy Ltd also announced a major development in its underground coal gasification project (UCG) in Queensland, following the signing of two strategic alliances with leading Russian institutions. Linc Energy believes the Russian involvement will greatly enhance its UCG (Underground Coal Gasification) knowledge and technology base whilst encouraging significant international interest in its UCG and Gas to Liquids (GTL) processes.

With the signing of two co-operation agreements with the Skochinsky Institute of Mining in Moscow (Skochinsky Institute) and its parent organisation, the Scientific-Technical Mining Association (STMA) the Skochinsky Institute will provide consultation and engineering services to Linc Energy, including relevant UCG technology transfer and training, teaming up with senior Linc Energy engineers in the development of the UCG process at Chinchilla to produce quality syngas from Linc Energy's abundant coal reserves.

The 77-year old mining research and development organization, Skochinsky, has pioneered UCG (Underground Coal Gasification) in the development and research of the process - which will be used by Linc Energy at its Chinchilla plant, expected to be constructed by mid-2007. The Skochinsky Institute recently signed a contract with India's ONGC (a Fortune 500 company) to develop UCG gasfields in India, with the first stage of this agreement being recently completed.

With Linc Energy confirming the Skochinsky Institute as its preferred UCG technology supplier and UCG consultant, Linc terminated its arrangements and relationship with Ergo Exergy Technologies (Inc) of Canada.

Linc Energy's UCG team has been bolstered by the appointment of additional UCG staff with Mr Oleg Krzyzanowski being appointed as General Manager of UCG Operations.

Linc Energy is also on track to deliver its GTL demonstration plant as planned. MegChem of South Africa, Linc Energy's prime GTL contractor, is in the final stages of providing to Linc Energy the final engineering design and equipment selection. This should be completed within the next few weeks and then the procurement process will commence.

Significant changes in the state of affairs

Significant changes in the state of affairs of the Company during the first half of the financial year were as follows:

		31 Dec. 2006 $'000
(a)	An increase in borrowing as a result of:	
	• Purchase of two freehold properties known as "Capowie" and "Ulinda Park" at Hopeland via Chinchilla	1,800
	• Purchase of Drill Rig and Support Vehicle	200
	• Other plant and equipment financed	56
		2,056
(b)	Decrease in cash reserves from $18,025,000 to $13,622,246 for capital expenditure, exploration and drilling, and administration.	4,403

Matters subsequent to the end of the financial period

The following events have occurred subsequent to the end of the half year period:-

- It was resolved that a general meeting of shareholders be called to pass 2 resolutions, the first to grant Brian Johnson (Non-Executive Chairman) 8,000,000 $0.25 options equally vested over 3 years (2007, 2008 and 2009), the second resolution is to grant Ken Dark (Non-Executive Director) 3,000,000 $0.25 options on the same terms and conditions. The general meeting is set down for 10am on Tuesday 20th March 2007.

- Our former UCG technology provider has commenced legal action against Linc Energy Ltd for a disputed debt of $78,000. Linc Energy is strongly defending the claim and has lodged a defence with the Brisbane District Court on 1 February 2007

Likely developments and expected results of operations

Additional comments on expected results of certain operations of the Company are included in this annual report under the review of operations.

Environmental regulation
The Company is subject to significant environmental regulation in respect of its activities as set out below. The company is subject to numerous Commonwealth and State environmental regulations. The Environment Protection and Biodiversity Conservation Act 1999 are the main Commonwealth legislation that applies to the company. This Act impacts on the company with respect to environmental issues that must be addressed in the Terms of Reference of the companies proposed EIS. There are other lesser and subordinate Commonwealth legislative requirements the company must also comply with.

The company must also comply with State Environmental Legislation such as the Vegetation Management Act 1999, the Water Act 2000, and most importantly the Environmental Protection Act 1994.(EP Act)

The EP Act regulates the environmental performance of the company when conducting Environmentally Relevant Activities such as Mining Activities. We currently have an Environmental Protection Agency (EPA) approved Environmental Management Plan and the company will be working with them over the next 12-18 months through the EIS process.

The company is not aware of any known breaches of the Act.

Auditor's independence declaration
A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 6.

Rounding of amounts
The company is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the directors' report. Amounts in the directors' report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Auditor
PricewaterhouseCoopers continues in office in accordance with section 327 of the *Corporations Act 2001.*

This report is made in accordance with a resolution of directors.

Peter Bond
Managing Director

Brisbane
16 March 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757
Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999

Auditor's Independence Declaration

As lead auditor for the review of Linc Energy Limited for the half year ended 31 December 2006, I declare that, to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

(b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Linc Energy Limited for the period.

Stephen R. Snook
Partner
PricewaterhouseCoopers

Brisbane
16 March 2007

Liability limited by a scheme approved under Professional Standards Legislation

This Interim Financial Report covers Linc Energy Limited as an individual entity. The financial report is presented in the Australian currency.

Linc Energy Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Level 7
10 Eagle Street
Brisbane, Qld 4000

A description of the nature of the entity's operations and its principal activities is included in the review of operations and activities on pages 2 to 4 which is not part of this financial report.

The financial report was authorised for issue by the directors on 16 March 2007. The company has the power to amend and reissue the financial report.

Through the use of the internet, we have ensured that our corporate reporting is timely, complete, and available globally at minimum cost to the company. All press releases, financial reports and other information are available at our Shareholders' Centre on our website: www.lincenergy.com.au.

	Notes	31 December 2006 $'000	31 December 2005 $'000
Revenue & Other Income	3	520	
Other Income		-	326
Depreciation and amortisation expense		41	10
Finance expenses		78	366
Administrative and corporate expenses		532	694
Occupancy Costs		137	72
Travel and Accommodation		353	80
Employee expenses		495	98
Contractors and consultants expenses		780	288
Site expenses		216	316
Other expenses		46	3
Profit/(Loss) before income tax		(2,158)	(1,601)
Income tax expense		-	-
Profit/(Loss) for the year		(2,158)	(1,601)
Profit/(Loss) attributable to members of Linc Energy Limited		(2,158)	(1,601)

Earnings per share for profit/(loss) attributable to the ordinary equity holders of the company:		Cents	Cents
Basic earnings per share	11	(0.67)	(5.52)
Diluted earnings per share	11	(0.65)	(0.60)

The above Income Statement should be read in conjunction with the accompanying notes.

	Notes	31 December 2006 $'000	30 June 2006 $'000
ASSETS			
Current assets			
Cash and cash equivalents		13,622	18,025
Trade and other receivables		144	457
Total current assets		13,766	18,482
Non-current assets			
Property, plant and equipment	4	3,497	119
Exploration	4(b)	981	-
Development Cost	4(b)	508	
Other Assets	4(b)	90	90
Total non-current assets		5,076	209
Total assets		18,842	18,691
LIABILITIES			
Current liabilities			
Trade and other payables		877	473
Interest Bearing Liabilities		40	65
Other Current Liabilities	5	112	221
Total current liabilities		1,029	759
Non-current liabilities			
Interest Bearing Liabilities	6	2,023	9
Provisions	7	865	840
Total non-current liabilities		2,888	849
Total liabilities		3,917	1,608
Net assets/Liabilities		14,925	17,083
EQUITY			
Contributed equity	8	34,014	34,014
Share based payments reserve	9	34	34
Accumulated losses	9	(19,123)	(16,965)
Total equity		14,925	17,083

The above Balance Sheet should be read in conjunction with the accompanying notes.

	Notes	31 December 2006 $'000	31 December 2005 $'000
Total equity at the beginning of the financial year		17,083	(6,989)
Net income recognised directly in equity		-	-
Profit/(Loss) for the year		(2,158)	(1,601)
Total recognised income and expense for the year		(2,158)	(1,601)
Transactions with equity holders in their capacity as equity holders:			
Conversion of Debt to Equity		-	240
Share based payments		-	-
Total equity at the end of the financial year		14,925	(8,350)

The above Statement of changes in equity should be read in conjunction with the accompanying notes.

	31 December 2006 $'000	31 December 2005 $,000
Cash flows from operating activities		
Receipts from customers (inclusive of goods and services tax)	-	-
Payments to suppliers and employees (inclusive of goods and services tax)	(1,985)	(1,234)
Other revenue		121
Interest paid	(78)	(1)
Income taxes (paid) received	-	-
Net cash (outflow) inflow from operating activities	(2,063)	(1,114)
Cash flows from investing activities		
Payments for property, plant and equipment	(3,390)	-
Payments for exploration costs	(1,022)	-
Payment of development costs	(451)	-
Loans to related parties	-	-
Proceeds from sale of property, plant and equipment	-	-
Repayment of loans by related parties	-	-
Dividends received	-	-
Interest received	520	1
Net cash (outflow) inflow from investing activities	(4,343)	1
Cash flows from financing activities		
Proceeds from borrowings	2,062	1,110
Repayment of borrowings	-	(6)
Net cash inflow (outflow) from financing activities	2,062	1,104
Net increase (decrease) in cash and cash equivalents	(4,344)	(9)
Cash and cash equivalents at the beginning of the financial year	17,966	30
Effects of exchange rate changes on cash and cash equivalents	-	-
Cash and cash equivalents at end of year	13,622	21

The above Cash flow statement should be read in conjunction with the accompanying notes.

Contents of the notes to the financial statements

1 Basis of preparation of half year report

This general purpose financial report for the interim half year reporting period ended 31 December 2006 has been prepared in accordance with Accounting Standard AASB134 *Interim Financial Reporting* and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006 and any published announcements made by Linc Energy Ltd during the interim period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The accounting policies adopted are consistent with those of the previous financial year and corresponding reporting period.

2 Segment information

Business Segments

The Company's operations are in the development and commercialisation of UCG and GTL technologies.

Geographic Segments

The Company's operations are conducted predominantly in Queensland, Australia

3 Revenue & Other Income

	31 December 2006 $'000	31 December 2005 $'000
(a) Interest Received & Receivable	520	-
(b) Other Income	-	326
	520	326

4 Non-current assets - Property, plant and equipment

	Property, Plant & Equipment $'000	Land & Buildings $'000	Other Fixed Assets $'000	Total $'000
At 1 July 2005				
Cost value	59	-	88	147
Accumulated depreciation	(28)	-	(32)	(60)
Net book amount	31	-	56	87
Year ended 30 June 2006				
Opening net book amount	31	-	56	87
Transfers		-	-	-
Additions	18	-	34	52
Depreciation charge	(8)	-	(13)	(21)
Closing net book amount	41	-	77	118
At 30 June 2006				
Cost value	77	-	122	199
Accumulated depreciation	(36)	-	(45)	(81)
Net book amount	41	-	77	118

	Property Plant & Equipment	Land & Buildings	Other Fixed Assets	Total
	$'000	$'000	$'000	$'000
Half Year ended 31 December 2006				
Opening net book amount	41	-	77	118
Additions	682	2,400	421	3,503
Depreciation charge	(58)	(3)	(63)	(124)
Closing net book amount	665	2,397	435	3,497
At 31 December 2006				
Cost value	759	2,400	543	3,702
Accumulated depreciation	(94)	(3)	(108)	(205)
Net book amount	665	2,397	435	3,497

(a) Non-current assets pledged as security

Refer to note 6 for information on non-current assets pledged as security by the Company.

(b) Other Non Current Assets

	31 December 2006 $'000	30 June 2006 $'000
Exploration*	981	-
Development Cost**	508	-
Other Assets	90	90
Net Book Amount	1,579	90

* Capitalised Exploration costs include costs, which are capital in nature and include geological work, civil work, drilling, logging and rehabilitation of the drilling site.

** Development costs include costs, which are capital in nature and include the design and detail engineering work required to build both the UCG and GTL demonstration plants.

5 Current liabilities - Provisions

	31 December 2006 $'000	30 June 2006 $'000
Payable to related parties	-	50
Accrued holiday leave	14	-
PAYG	51	34
Super Contributions	14	2
FBT	75	75
Other	(42)	60
	112	221

6 Non-current liabilities - Borrowings

(a) Total secured liabilities

The total secured liabilities (current and non-current) are as follows:

	31 December 2006 $'000	31 June 2006 $'000
Bank loans	1,800	
Lease liabilities	223	9
Total secured liabilities	2,023	9

(b) Assets pledged as security

The bank loans and overdraft of the Company are secured by first mortgages over the Company's freehold land and buildings. The first mortgage over the company's freehold land in favour of Bank West. The loan is a 5 year interest only loan at a variable rate, presently 8.00%p.a. At the expiration of the 5 year interest only period (July 2011) the loan may be extended for another 5 year interest only period or converted into a 15 year principal and interest.

Lease liabilities are effectively secured as the rights to the leased assets recognised in the financial statements revert to the lessor in the event of default.

Bank guarantees are provided to the lessor of Linc's corporate office at Lvl 7 AMP Place, 10 Eagle Street Brisbane. The amount ($23,000) equates to approximately 2 months rent inclusive of outgoings. Unless the lease option is renewed the bank guarantee will expire in July 2007.

A letter of credit has been supplied to secure purchase of 3 new compressors for the UCG plant. These compressors have been ordered and are due for delivery in March 2007.

The carrying amounts of assets pledged as security for current and non-current borrowings are:

	31 December 2006 $'000	30 June 2006 $'000
Non-current		
First mortgage		
Freehold land and buildings	1,800	-
Finance lease		
Plant and equipment	262	-
Total non-current assets pledged as security	2,062	-
Total assets pledged as security	2,062	-

7 Non-current liabilities - Provisions

	31 December 2006 $'000	30 June 2006 $'000
Site Restoration	865	840

The Site Restoration provision provides for a fair and reasonable cost to shut down any production and rehabilitate as best possible to its original condition the site where our UCG gas production plant is. The provision covers the estimated rehabilitation costs including involvement of UCG experts to provide the necessary work and monitoring for a period of up to 2 years.

8 Contributed equity

	Notes	31 December 2006 Shares	30 June 2006 Shares	31 December 2006 $'000	30 June 2006 $'000
(a) Share capital					
Ordinary shares (fully paid)	(b)	320,997,383	320,997,383	34,014	34,014

9 Accumulated Losses

	31 December 2006 $'000	30 June 2006 $'000
(a) Accumulated Losses		
Movements in accumulated losses were as follows:		
Balance 1 July	(16,965)	(14,163)
Net loss for the half year	(2,158)	(2,802)
Balance as at 31 December 2006	(19,123)	(16,965)

Linc Energy Limited
Notes to the financial statements
For the half year ended 31 December 2006

(b) Share Based Payments		
Movements in share based payments reserve were as follows:		
Balance 1 July	34	34
Option expense	-	-
Balance as at 31 December 2006	34	34

10 Commitments

(a) Capital commitments

There are no Capital expenditure commitments contracted for at the reporting date but not recognised as a liability.

	2006	2005

	$	$
(b) Lease commitments : Company as lessee		
Lease Commitments contracted but not recognised as liabilities are for operating leases at our Corporate Head Office at AMP Place as well as our 14 tenements.		
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:		
Within one year	61,050	
Later than one year but not later than five years	146,282	143,496
Later than five years		
	207,332	143,496

11 Earnings per share

	31 December 2006 Cents	31 December 2005 Cents
(a) Basic earnings per share		
Profit attributable to the ordinary equity holders of the company	(0.67)	(5.52)
(b) Diluted earnings per share		
Profit attributable to the ordinary equity holders of the company	(0.65)	(0.60)
(c) Reconciliations of earnings used in calculating earnings per share		
Basic earnings per share		
(Loss) from continuing operations attributable to the ordinary equity holders of the company used in calculating basic earnings per share	(2,158,364)	(1,600,786)
(Loss) from discontinued operation	-	-
(Loss) attributable to the ordinary equity holders of the company used in calculating basic earnings per share	(0.67)	(5.52)
Diluted earnings per share		
(Loss) from continuing operations attributable to the ordinary equity holders of the company used in calculating basic earnings per share	(2,158,364)	(1,600,789)
Interest savings on convertible notes	-	-
(Loss) from continuing operations attributable to the ordinary equity holders of the company used in calculating diluted earnings per share	(2,158,364)	(1,600,789)
(Loss) from discontinued operation	-	-
(Loss) attributable to the ordinary equity holders of the company used in calculating diluted earnings per share	(0.65)	(0.60)

(d) Weighted average number of shares used as the denominator

	31 December 2006 Number	31 December 2005 Number
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	320,997,383	29,000,000
Adjustments for calculation of diluted earnings per share:		
Options (see Note 12)	9,600,000	-
Convertible notes	-	235,817,636
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	330,597,383	264,817,636

12 Subsequent Events

The following events have occurred subsequent to the end of the half year period:-

- It was resolved that a general meeting of shareholders be called to pass 2 resolutions, the first to grant Brian Johnson (Non-Executive Chairman) 8,000,000 $0.25 options equally vested over 3 years (2007, 2008 and 2009), the second resolution is to grant Ken Dark (Non-Executive Director) 3,000,000 $0.25 options on the same terms and conditions. The general meeting is set down for 10am on Tuesday 20th March 2007.

- Our former UCG technology provider has commenced legal action against Linc Energy Ltd for a disputed debt of $78,000. Linc Energy is strongly defending the claim and has lodged a defence with the Brisbane District Court on 1 February 2007.

13 Employee Share Options

The establishment of the Linc Energy Ltd Employee Option Plan was approved by shareholders at the 2005 annual general meeting. All staff are eligible to participate in the plan. Options are granted at the discretion of the Board in accordance with the rules of the plan.

Options are granted under the plan for no consideration. Options are exercisable for a two year period after the vesting date. The options vest in three equal tranches. The vesting dates are the 31st of December 2007, 2008 and 2009.

Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share. The exercise price of options is $0.25.

Set out below are summaries of options granted under the plan:

Grant Date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at end of the year Number	Exercisable at end of the year Number
31 December 2006	31 December 2009	$0.25	-	3,200,000	-	-	3,200,000	-
31 December 2006	31 December 2010	$0.25	-	3,200,000	-	-	3,200,000	-
31 December 2006	31 December 2011	$0.25	-	3,200,000	-	-	3,200,000	-
Total			-	9,600,000	-	-	9,600,000	-
Weighted average exercise price			-	$0.25	-	-	$0.25	-

The weighted average remaining contractual life of share options outstanding at the end of the period is 4 years.

Fair value of options granted
The assessed fair value at grant date of options granted during the half year ended 31 December 2006 was 12 cents per option. The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the half year ended 31 December 2006 included:

(a) options are granted for no consideration, have a three year life, and 33% of each tranche vests and is exercisable after each of the first three anniversaries of the date of grant

(b) exercise price: $0.25

(c) grant date: 31 December 2006

(d) expiry date: 31 December 2011

(e) share price at grant date: $0.26

(f) expected price volatility of the company's shares: 60%

(g) expected dividend yield: 0%

(h) risk-free interest rate: 6%

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

(c) Expenses arising from share-based payment transactions

There were no expenses arising from share-based payment transactions recognised during the period as the options were only granted on 31 December 2006.

In the directors' opinion:

(a) the financial statements and notes set out on pages 8 to 19 are in accordance with the *Corporations Act 2001*, including:
   (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
   (ii) giving a true and fair view of the company's financial position as at 31 December 2006 and of its performance, as represented by the results of their operations, changes in equity and their cash flows, for the half year ended on that date; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the directors.

Peter Bond
Managing Director

Brisbane
16 March 2007



PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 9999

INDEPENDENT AUDITOR'S REVIEW REPORT

to the members of Linc Energy Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Linc Energy Limited, which comprises the balance sheet as at 31 December 2006, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for Linc Energy Limited.

Directors' Responsibility for the Half-Year Financial Report

The directors of Linc Energy Limited are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the entity's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Linc Energy Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Matters relating to the electronic presentation of the reviewed financial report

This review report relates to the financial report of Linc Energy Limited (the Company) for the half-year ended 31 December 2006 included on Linc Energy Limited's web site. The company's directors are responsible for the integrity of the Linc Energy Limited web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the financial report identified above. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Linc Energy Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001*.

PricewaterhouseCoopers

Stephen R Snook
Partner

Brisbane
16 March 2007

Liability limited by a scheme approved under Professional Standards Legislation



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

ASX Announcement

Shareholder Information Update

The shareholder information set out below was applicable as at 12 March 2007.

A. Distribution of equity securities

Analysis of numbers of equity security holders by size of holding:

	Ordinary Shares		Options	
	Number of Holders	Number of Shares	Number of Holders	Number of Options
1 - 1,000	12	6,201	-	-
1,001 - 5,000	205	730,966	-	-
5,001 - 10,000	345	2,992,608	-	-
10,001 - 100,000	738	26,898,205	1	100,000
100,001 and over	98	290,612,403	10	10,500,000
Total	1398	321,240,383	11	10,600,000
Shareholders holding less than a marketable parcel of shares	16	12,316		

B. Options Issued

Option Issue	Option Category	Number of Holders	Number of Options	Grant Date	Vesting Date	Expiry Date	Weighted ave. exercise price $
IPO Options	Options	1	1,000,000	10 March 2006	10 May 2006	10 May 2008	$0.25
Employee 1	Employee Options	10	3,200,000	31 December 2006	31 December 2007	31 December 2009	$0.25
Employee 2	Employee Options	10	3,200,000	31 December 2006	31 December 2008	31 December 2010	$0.25
Employee 3	Employee Options	10	3,200,000	31 December 2006	31 December 2009	31 December 2011	$0.25
Total			10,600,000				



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

C. Equity security holders

Twenty largest quoted equity security holders
The names of the twenty largest holders of quoted equity securities are listed below:

Name	Ordinary shares Number held	Ordinary shares Percentage of issued shares
Newtron Pty Limited	201,557,383	62.74%
Westpac Custodian Nominees Limited	32,047,017	9.98%
Steven Fierro	6,000,000	1.87%
WK Prospecting Pty Ltd	5,120,000	1.59%
Citicorp Nominees Pty Ltd	3,859,313	1.20%
ANZ Nominees Limited	2,918,000	0.91%
Impala Fund Pty Ltd	2,899,000	0.90%
Citicorp Nominees Pty Ltd	2,952,568	0.92%
Impala Fund Ltd	2,899,000	0.90%
Mark Tomkins <Tomkins Family A/C>	2,500,000	0.78%
Impala Fund Pty Ltd	2,470,000	0.77%
Transpacific Capital Pty Ltd	2,000,000	0.62%
Merrill Lynch (Australia) Nominees Pty Ltd	1,700,196	0.53%
HSBC Custody Nominees (Australia) Limited - A/C 2	1,633,947	0.51%
Sheerwater Pty Ltd	1,300,000	0.40%
Ergo Exergy Technologies Inc	1,230,000	0.38%
Isny Pty Limited	1,200,000	0.37%
Douglas Joseph Fierro	1,000,000	0.31%
Jadwiga & Marek Jankowski	967,000	0.30%
State Securities Pty Limited	880,000	0.27%
Toltex Pty Ltd <Sowesu Super Fund A/C>	800,000	0.25%
Marek Janowski	556,000	0.17%
	272,637,856	84.87%

D. Substantial holders

Substantial holders in the company are set out below:

	Number held	Percentage
Ordinary shares		
Newtron Pty Ltd	201,557,383	62.74%
Westpac Custodian Nominees Limited	32,047,017	9.98%

E. Voting rights

The voting rights attaching to each class of equity securities are set out below:

(a) Ordinary shares
On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

(b) Options
No voting rights.



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96 Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Linc Energy Ltd

ABN

076 157 045

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	243,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.25 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Consideration to landholders as compensation for drilling and exploration activities undertaken by Linc Energy on their land.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 February 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
132,924,613	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	188,315,770 9,600,000	Ordinary Shares (Escrowed) Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

Karl Schlobohm
Company Secretary
Date: 23 February 2007

== == == == ==

+ See chapter 19 for defined terms.



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

22 February 2007

ASX ANNOUNCEMENT

LINC ENERGY RELEASES "INTERIM DRILLING RESULTS" TO 31 DECEMBER 2006

Linc Energy is pleased to announce their "Interim Drilling Results" up until the 31st December 2006.

The attached interim drilling report by Triassic Geological Services Pty Ltd is a significant step towards Linc Energy achieving the Board's "target" of proving approximately 300 million tonnes of coal resource at Chinchilla. This report indicates that Linc Energy is progressing extremely well towards that goal.

The Board is very pleased with these early indications as 300 million tonnes was originally chosen as the company's initial drilling target, as that coal resource size would potentially supply approximately 60 years of coal to Linc Energy's proposed Underground Coal Gasification (UCG) project and associated 20,000 barrels per day gas to liquids (GTL) facility.

Linc Energy will recommence its drill program in approximately ten days using its own drill crew and rig. As a result of this encouraging data, the drill program will now be expanded, stepping out at approximately 1km settings to the north, north-west and west of MDL305.

One of the drivers of the drill program is to detail and prove the Chinchilla coal resource in size and scope with Linc Energy intending to in-fill drill the Chinchilla coal deposit so as to meet relevant JORC Measured Resource requirements over the coming six months.

It is worth noting that Linc Energy holds EPC's (835) above and adjoining (to the north and north-west) EPC635 allowing some flexibility and expansion in its drilling program.

As is mentioned in the attached geological report (**Attachment A**) by Linc Energy's Geological Consultants, Linc Energy is awaiting the drilling of approximately ten more core holes in order to finalise the JORC measurement of the coal already identified.


LINC
ENERGY

ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

However as noted in the report, there have already been over eighty (80) exploration drill holes in that Chinchilla resource, completing some 12,198 metres of drilling in total. This number of drill holes will, in all probability, be doubled as Linc Energy moves forward in its continued and expanded drilling program not only in its quest to confirm its existing resources to JORC standards, but additionally so as to expand the Chinchilla resource beyond this original 300 million tonne target..

If you require further information, please contact Peter Bond on (07) 3229 0800.



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

Attachment A

REPORT ON EXPLORATION RESULTS, MDL309 AND EPC 635 QUEENSLAND EFFECTIVE DATE 31 DECEMBER 2006 Scope

Scope

This report outlines the results of exploration in Linc Energy's Chinchilla Project, which is located approximately 25 kilometres south East of Chinchilla in SE Queensland. (Figure 1). The coal deposit of interest is located within tenements MDL309 and EPC 635. Linc has been in the process of exploring for coal in this area since 1999. During the first two years of work, exploration was focused in a small area within MDL309, with the aim of outlining a small coal resource to base a demonstration UCG plant, which was successfully operated until 2002. Prior to this work, other companies explored the area, and completed some drilling in the vicinity of the area of interest, during the late seventies and eighties. The data from this drilling however has suffered from unsatisfactory archiving, and does not meet current JORC requirements to be included in the current evaluation. For this reason, the report discusses only the recent drilling completed by Linc. The "old data" has however been used as an exploration tool in guiding the recent drilling program.

Drilling

To date Linc has completed a total of 80 exploration drillholes in the area, not including production wells for the UCG demonstration plant. Metres completed totals 12198. Drilling in the current exploration program commenced in August 2006, and during the program, a total of 39 drillholes have been completed, including 10 drillholes which have core sampled the coal seams of interest. All drillholes have been drilled using mud circulation to obviate potential safety concerns with gas flows. The drilling program was suspended in mid December, and will resume in the near future when Linc has completed commissioning its company owned drill rig. An estimated further 16 cored drillholes are planned, to complete the outline of a potential coal resource. The current drilling layout provides for an average spacing of data points for non-cored and cored holes of 1 kilometre. The final resultant data set should be suitable for estimation of Indicated Resources.

Discussion of Results

Drilling to date has made intersections of coal in the majority of holes completed. The exploration program has been conducted with non-cored holes on a "step-out" basis where additional holes have been drilled past confirmed results which show that coal of suitable thickness and quality occurs. Three coal seams are recognized as having economic potential for exploitation by UCG extraction, and have been named A, B and C in order of increasing age. A table of results detailing depth, thickness and drillhole location data appends the report.



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

Criteria adopted for "coal seams suitable for UCG exploitation" are as follows:

- Thickness of individual coal seam exceeds 3 metres
  Thickness of individual coal seam greater than 1.0 metre IF another coal seam with thickness exceeding 3 metres, is separated from the subject seam by less than 0.5 metres of rock parting.
- Maximum parting thickness between workable seams less than 1.0 metre
- Aggregate ash content is less than 40 per cent
- Minimum depth to top coal seam 100 metres.
- No maximum depth

The attached plan shows that "suitable coal" occurs over a large area, some 19 sq km at the limit of drilling. The map shows that there is potential for expansion of this area around the perimeter of the known coal occurrence in all but a small area in the south east. Aggregate thickness of the "suitable" seams appears to be increasing northward, which was unexpected prior to drilling, and the coal occurrence may possibly extend into the neighbouring EPC held by Linc to the north. 76 drillholes contain one suitable coal seam or more. The average total thickness of "suitable coal" in these drillholes is computed at 8.39 metres. This is an arithmetic average which is probably biased high due to the inclusion of a number of closer spaced drillholes in the vicinity of the demonstration plant. If these holes are excluded, and only the recent drillholes are used, the average thickness is computed arithmetically at 7.1 metres.

The total area of suitable coal occurrence has been expanded significantly by the recent drilling program from and now amounts to 19 sq km. It is anticipated that this area will be expanded by further drilling as indicated above.

STATEMENT

Technical information contained in this report was prepared by Mr Garry Leblang, Senior Consultant Geologist Triassic Geological Services Pty Ltd. Mr Leblang is a Fellow of the Australasian Institute of Mining and Metallurgy, and a Member of the Geological Society of Australia, and has over 36 years of experience in the exploration and evaluation of coal deposits in Australia and abroad, qualifying him as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves".

Mr Leblang consents to the inclusion in this report of the report he has submitted in the form and context in which it appears.


LINC
ENERGY

ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

CLIENT:
LINC ENERGY LTD

EPC635 and MDL309
DRILL HOLE LOCATIONS
WITH SEAM THICKNESS

FIGURE 2

Date: January, 2007

INSET A

LOCATION OF DRILL HOLES

EPC635

KEY TO DRILL HOLE INFORMATION

Drill hole location (open hole)

Coal hole location (cored hole)

Mineral Development Licence

EPC Boundary

Current limit of coal occurrence

SEE INSET A

1:25,000



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

LINC ENERGY EXPLORATION RESULTS - MDL309 AND EPC636
EFFECTIVE DATE 31-DEC-06

Hole	AEasting	ANorthing	Elevation	Survey	Core	Seam	From	To	Thick	InterBurd A-B	Interburd B-C
E-1	268564.6	7019771	317.09	s		A	123.2	128.07	4.87		
E-1	268564.6	7019771	317.09	s		B	128.18	133.25	5.07	0.11	
E-2	269264.2	7019770	317.18	s		A	121	127.18	6.18		
E-2	269264.2	7019770	317.18	s		B	127.28	131	3.72	0.1	
E-3	268234.6	7019512	316.74	s		A	127.35	133.32	5.97		
E-3	268234.6	7019512	316.74	s		B	133.43	137.55	4.12	0.11	
E-4	269603.3	7019269	317.02	s		A	123.84	128.27	4.93		
E-4	269603.3	7019269	317.02	s		B	131.2	134.95	3.75	2.93	
E-5	269262.0	7019970	317.45	s		A	132.18	138.25	6.07		
E-5	269262.0	7019970	317.45	s		B	141.2	145.1	3.9	2.95	
E-6	269678.5	7020125	316.7	s		A	154.8	161.54	6.93		
E-6	269678.5	7020125	316.7	s		B	161.62	166.42	4.8	0.08	
E-7	269539.3	7019226	317	s		A	128.4	134.96	6.56		
E-7	269539.3	7019226	317	s		B	135.54	138.76	3.22	0.58	
E-8	268519.1	7019824	316.58	s		A	114.72	118.55	3.83		
E-8	268519.1	7019824	316.58	s		B	118.65	124.25	5.6	0.1	
E-9	268460.2	7019994	316.48	s		A	146.75	152	5.25		
E-9	268460.2	7019994	316.48	s		B	152.09	157.6	5.51	0.09	
E-10	268463.7	7019962	316.55	s		A	154.07	160.53	6.46		
E-10	268463.7	7019962	316.55	s		B	160.62	165.06	4.44	0.09	
E-11	268345.3	7019634	316.83	s		A	116.85	121.45	4.6		
E-11	268345.3	7019634	316.83	s		B	121.5	127.35	5.85	0.05	
E-12	268748.9	7020031	317.02	s		A	125.55	127.55	2		
E-12	268748.9	7020031	317.02	s		B	129.2	130.25	1.05	1.65	
E-13	269898.9	7020446	317.05	s		A	152.75	157.75	5		
E-13	269898.9	7020446	317.05	s		B	157.8	164.4	6.6	0.05	
E-13	269898.9	7020446	317.05	s		C	167.65	168.55	0.9		3.25
E-14	269071.4	7020149	316.34	s		A	120.42	125.4	4.98		
E-14	269071.4	7020149	316.34	s		B	125.55	130.9	5.35	0.15	
E-14	269071.4	7020149	316.34	s		C	132	135.05	3.05		1.1
E-15	269561.9	7019735	316.59	s		A	119.35	123.38	4.03		
E-15	269561.9	7019735	316.59	s		B	124.03	129.25	5.22	0.65	
E-15	269561.9	7019735	316.59	s		C	132.05	132.75	0.7		2.80
L-14	268757.9	7019677	317.29	s		A	125.01	131.25	6.24		
L-14	268757.9	7019677	317.29	s		B	131.35	134.96	3.61	0.1	
L-15	268708.2	7019856	317.34	s		A	125.24	131.35	6.11		
L-15	268708.2	7019856	317.34	s		B	131.4	135.02	3.62	0.05	
L-16	268742.9	7019890	317.2	s	Core	A	124.4	131	6.6		
L-16	268742.9	7019890	317.2	s	Core	B	131	134.59	3.59	0	
L-16	268742.9	7019890	317.2	s		C	136.07	137.05	0.98		1.48
L-17	268793	7019712	317.21	s		A	124.12	129.61	5.49		
L-17	268793	7019712	317.21	s		B	129.66	133.99	4.33	0.05	
L-18	268695.4	7019873	317.03	s		A	124.8	129.65	4.85		
L-18	268695.4	7019873	317.03	s		B	129.75	134.55	4.8	0.1	
L-18	268695.4	7019873	317.03	s		C	136.25	137.25	1		1.7
L-20	268703.2	7019772	317.15	s		A	120.15	124.84	4.69		
L-20	268703.2	7019772	317.15	s		B	124.91	130.2	5.29	0.07	
L-22	269802.2	7019598	317.17	s		A	125.84	131.47	5.63		
L-22	269802.2	7019598	317.17	s		B	131.7	135.81	4.11	0.23	
LC01	268742	7019775	320	g	Core	A	147.35	152.11	4.76		
LC01	268742	7019775	320	g	Core	B	152.3	153.62	1.32	0.19	
LC01	268742	7019775	320	g	Core	C	154.88	155.15	0.27		1.25
LC02	267773	7019842	320	g	Core	A	128.29	135.06	6.77		
LC02	267773	7019842	320	g	Core	B	135.21	138.52	3.31	0.15	
LC02	267773	7019842	320	g	Core	C	139.8	140.03	0.23		1.28
LC003	270038	7019533	320	g	Core	A	120.88	124.35	3.47		
LC003	270038	7019533	320	g	Core	B	131.69	135.19	3.5	7.34	
LC003	270038	7019533	320	g	Core	C	136.71	137.61	0.9		1.52
LC004	271020	7019545	320	g	Core	A	90.72	95.71	5		
LC004	271020	7019545	320	g	Core	B	114.34	122.65	0	18.635	
LC06	267349	7019054	320	g	Core	A	140.71	144.28	3.57		
LC06	267349	7019054	320	g	Core	B	144.36	149.63	5.27	0.08	
LC06	267349	7019054	320	g	Core	C	150.82	150.99	0.17		1.19
LC07	267555	7018258	320	g	Core	A	150.005	154.445	4.44		
LC07	267555	7018258	320	g	Core	B	154.485	159.265	4.78	0.04	
LC08	268557	7018084	320	g	Core	A	138.62	143.74	5.12		
LC08	268557	7018084	320	g	Core	B	152.105	155.7	3.595	8.365	
LC09	269605	7018417	320	g	Core	A	120.91	126.03	5.12		
LC09	269605	7018417	320	g	Core	B	135.845	138.436	2.592	9.803	
LC09	269605	7018417	320	g	Core	C	138.785	138.855	0.07		0.3
LC10	270563	7018471	320	g	Core	A	116.73	120.5	3.77		
LC10	270563	7018471	320	g	Core	B	133.2	136.09	2.89	12.7	
LC11	271603	7018677	320	g	Core	A	104.71	107	2.29		
LC11	271603	7018677	320	g	Core	B	129.57	132.65	3.08	22.57	
LC11	271603	7018677	320	g	Core	C	134.21	134.38	0.17		1.56



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

LINC ENERGY EXPLORATION RESULTS - MDL309 AND EPC635
EFFECTIVE DATE 31-DEC-08

Hole	AEasting	ANorthing	Elevation	Survey	Core	Seam	From	To	Thick	InterBurd	Interburd
M-1	269605.6	7019706	317.11	[illegible]		A	121.9	127.7	5.8		
M-1	269605.6	7019706	317.11	[illegible]		B	129.7	133.53	3.83	2	
M-2	269694.3	7019309	317.02	[illegible]	Core	A	126.46	132.09	5.63		
M-2	269694.3	7019309	317.02	[illegible]	Core	B	133.09	136.74	3.65	1	
M-3	269000.2	7019083	316.99	[illegible]		A	123.92	128.78	4.86		
M-3	269000.2	7019083	316.99	[illegible]		B	129.0	133.52	4.82	0.12	
M-4	269069.2	7019063	316.94	[illegible]		A	126.16	129.75	3.57		
M-4	269069.2	7019063	316.94	[illegible]		B	129.95	134.74	4.79	0.2	
M-5	269414.1	7019448	316.92	[illegible]		A	127.76	132.05	4.29		
M-5	269414.1	7019448	316.92	[illegible]		B	132.77	137.46	4.69	0.72	
M-7	269641.3	7019605	318.08	[illegible]		A	127.95	133.65	5.7		
M-7	269641.3	7019605	318.08	[illegible]		B	135.1	138.26	3.16	1.45	
M-8	268872.3	7019585	316.94	[illegible]		A	123	130	7		
M-8	268872.3	7019585	316.94	[illegible]		B	130	135	5	0	
M-9	268707.4	7019552	316.73	[illegible]		A	126	132	6		
M-9	268707.4	7019552	316.73	[illegible]		B	132	136	4	0	
M-10	269170.5	7019995	316.57	[illegible]		A	123.25	128.95	5.7		
M-10	269170.5	7019995	316.57	[illegible]		B	129.12	133.45	4.33	0.17	
M-10	269170.6	7019995	316.57	[illegible]		C	134.3	134.55	0.25		0.75
M-11	269764	7018787	318.35	[illegible]		A	119.26	123.7	4.44		
M-11	269764	7018787	318.35	[illegible]		B	123.3	126.05	2.75	9.6	
M-11	269764	7018787	318.35	[illegible]		C	140.25	141	0.75		4.2
M-12	268829.3	7019023	317.19	[illegible]		A	141.63	145.81	4.18		
M-12	268829.3	7019023	317.19	[illegible]		B	145.87	145.27	2.46	0.06	
M-12	268829.3	7019023	317.19	[illegible]		C	152.7	155	2.3		4.39
M-13	269414.5	7019898	316.84	[illegible]		A	119.5	125.5	6		
M-13	269414.5	7019898	316.84	[illegible]		B	125.5	131	5.5	0	
M-14	269003.5	7019002	316.69	[illegible]		A	125	131	6		
M-14	269003.6	7019002	316.69	[illegible]		B	131	137	6	0	
M-15	268328.9	7019011	317.42	[illegible]		A	130	137	7		
M-15	268328.9	7019011	317.42	[illegible]		B	139	142	3	2	
M-16	268558.5	7019828	316.69	[illegible]		A	129	135	6		
M-16	268558.6	7019828	316.69	[illegible]		B	137	138	1	2	
M-17	269697.4	7019680	315.85	[illegible]		A	117	123	6		
M-17	269697.4	7019685	315.85	[illegible]		B	123	129	6	0	
M-18	268997.6	7019603	316.69	[illegible]		A	125	131	6		
M-18	268997.6	7019603	316.69	[illegible]		B	131	137	6	0	
R001	267056	7020456	320	g		A	131.85	137.27	5.37		
R001	267056	7020456	320	g		B	138.01	139.15	1.14	0.74	
R001	267056	7020456	320	g		C	142.95	144.27	1.32		3.8
R002	268575	7020387	320	g		A	123.79	129.25	5.46		
R002	268575	7020382	320	g		B	132.3	137.39	5.09	3.05	
R002	268575	7020382	320	g		C	139.74	140.24	1		1.65
R003	265099	7020001	320	g		A	148.66	152.5	3.91		
R003	265099	7020001	320	g		B	153.1	153.91	0.81	0.6	
R003	265099	7020001	320	g		C	161.13	161.31	0.18		7.22
R004	268935	7019519	320	g		A	133.8	140.46	6.69	2.55	
R004	268935	7019519	320	g		C	153.96	154.22	0.26		3.47
R005	270472	7019450	320	g		A	105.83	112.32	3.69		
R005	270472	7019496	320	g		B	131.59	134.99	3.39	19.27	
R005	270472	7019496	320	g		C	137.72	138.92	1.2		2.74
R006	271413	7019488	320	g		A	91.37	94.42	3.05		
R006	271413	7019488	320	g		B	114.21	117.46	3.25	19.79	
R007	266075	7016054	320	g		A	166.35	173.75	7.4		
R008	267134	7018494	320	g		A	150.81	158.29	7.48		
R008	267134	7018494	320	g		B	159	162.34	3.35	0.71	
R008	267134	7018494	320	g		C	164.95	165.28	0.33		2.6
R009	267894	7018314	320	g		A	145.1	150.31	5.21		
R009	267894	7018314	320	g		B	152.2	155.91	3.71	1.89	
R010	269006	7019499	320	g		A	132.51	138.95	6.44		
R010	269006	7019499	320	g		B	142.58	146.20	1.38	3.63	
R011	270965	7018518	320	g		A	112.93	120.35	7.4		
R011	270965	7018518	320	g		B	135.97	139.3	2.83	15.64	
R012	272054	7018436	320	g		A	96.91	100.15	3.46		
R012	272054	7018436	320	g		B	128.32	131.39	3.07	28.18	
R012	272054	7018440	320	g		C	147.4	148.29	0.89		16.01
R013	266720	7017938	320	g		A	126.57	130.22	3.65		
R013	266720	7017938	320	g		B	142.53	145.48	2.95	12.31	
R013	266720	7017938	320	g		C	150.23	150.65	0.42		4.75
R014	270647	7017980	320	g		A	120.98	124.3	3.32		
R014	270647	7017980	320	g		B	142.83	146.09	3.08	18.51	
R014	270647	7017980	320	g		C	147.38	148.08	0.7		0.69
R016	267001	7017499	320	g		A	166.04	172.4	5.58		
R016	267001	7017499	320	g		B	175.08	175.82	0.74	2.68	
R016	267001	7017499	320	g		C	178.09	179.01	0.92		2.27
R017	262065	7017903	320	g		A	150.32	155.97	5.65		



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

LINC ENERGY EXPLORATION RESULTS - MDL309 AND EPC635
EFFECTIVE DATE 31-DEC-06

Hole	AEasting	ANorthing	Elevation	Survey	Core	Seam	From	To	Thick	Interburd	Interburd
R017	268000	7017502	320	g		B	105.76	108.88	3.12	9.79	
R017	268000	7017502	320	g		C	109.17	109.4	0.23		0.29
R018	268932	7017503	320	g		A	138.15	142.71	4.56		
R018	268932	7017503	320	g		B	156.01	159.19	3.18	13.3	
R019	270500	7017000	320	g		A	129.87	131.07	1.2		
R019	270500	7017000	320	g		B	159.12	160.1	0.98	28.05	
R019	270500	7017000	320	g		C	160.86	161.58	0.72		0.76
R020	267774	7019549	320	g		A	123.32	129.81	6.49		
R020	267774	7019549	320	g		B	140.15	143.31	3.16	9.34	
R020	267774	7019549	320	g		C	146.94	147.41	0.47		3.63
R021	267982	7020005	320	g		A	134	138.81	4.81		
R021	267982	7020005	320	g		B	138.88	144.21	5.33	0.07	
R021	267982	7020005	320	g		C	146.98	148.21	1.23		2.77
R022	270710	7020649	320	g		A	102.59	106.61	4.02		
R022	270710	7020649	320	g		B	124.73	128.81	4.08	18.12	
R022	270710	7020649	320	g		C	129.57	130.71	1.14		0.76
R023	267098	7021482	320	g		A	118.43	125.01	6.58		
R023	267098	7021482	320	g		B	130.55	132.61	2.06	5.54	
R023	267098	7021482	320	g		C	132.96	133.77	0.81		0.35
R024	268097	7021539	320	g		A	121.05	128.4	6.75		
R024	268097	7021539	320	g		B	128.68	131.89	3.21	0.28	
R024	268097	7021539	320	g		C	133.01	134.03	1.02		1.12
R025	269115	7021573	320	g		A	133.97	142.82	8.85		
R025	269115	7021573	320	g		B	142.93	147.11	4.18	0.11	
R025	269115	7021573	320	g		C	147.48	147.75	0.27		0.37
R025	269115	7021573	320	g		C	149.86	151.42	1.56		2.1
R026	270102	7021197	320	g		A	100.58	109.32	8.74		
R026	270102	7021197	320	g		B	112	115.02	3.02	2.68	
R026	270102	7021197	320	g		C	117.21	117.65	0.44		2.19
R027	265944	7017128	320	g		A	171.5	176.83	5.33		
R027	265944	7017128	320	g		B	177.41	178.45	1.04	0.58	
R028	266942	7016595	320	g		A	165.1	169.35	4.25		
R028	266942	7016595	320	g		B	173.77	174.12	0.35	4.42	
R029	267688	7016690	320	g		A	161.78	166.69	4.91		
R029	267688	7016690	320	g		B	170.03	178.35	2.32	0.31	
R029	267688	7016690	320	g		C	179.99	180.95	0.96		1.64
R031	269875	7016902	320	g		A	151.34	153.88	2.54		
R031	269875	7016902	320	g		B	172.05	176.91	4.86	18.17	

NOTES.
Survey: Drillholes marked "g" in Survey Column have been accurately surveyed by qualified surveyor
Drillholes marked "g" in Survey Column have been located using hand held GPS instrument, levels approximate
Interburden: Interburden thickness refers to interburden between the seam and the seam above

Depth and thickness: All data derived from short spaced density/gamma/caliper wireline log suite
Core: Indicates the section of each seam has been cored sample with assay data in hand, or in progress at lab


LINC
ENERGY

ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

20 February 2007

ASX Announcement

Linc Energy enters into a Cultural Heritage Management Plan ("CHMP") with both the Barunggam and Western Wakka Wakka Aboriginal People.

Linc Energy Ltd is pleased to announce that it has entered into a Cultural Heritage Management Program ("CHMP") with the Barunggam and Western Wakka Wakka Aboriginal People.

Linc Energy recognises the importance of the Aboriginal Culture and has agreed with both the Baruggam and Western Wakka Wakka on a management plan to manage any findings of Aboriginal Cultural Heritage during Linc's activities at its Chinchilla site.

As part of the CHMP, the Barunggam and Western Wakka Wakka parties have agreed to complete a survey of "Capowie" within the next four weeks. "Capowie" is the land where Linc Energy's Underground Coal Gasification ("UCG") and demonstration Gas to Liquids ("GTL") plant will be built. This survey will give Linc Energy full details of any findings of Aboriginal Cultural Heritage on "Capowie" and allow us to manage the findings as per the CHMP prior to the demonstration plant being built.

The agreement and implementation of a CHMP is a fundamental part of our EIS process and having achieved this is an important milestone in our progress.

For any further information, please contact Mr Peter Bond, Managing Director, on 07 32290800.




LINC
ENERGY

NOTICE OF GENERAL MEETING OF SHAREHOLDERS 2007

Notice is hereby given that a General Meeting of shareholders of Linc Energy Ltd (Company) will be held in the Boardroom, Linc Energy Ltd, Level 7, 10 Eagle Street, Brisbane, Queensland on Tuesday, 20th March 2007 at 10.00am.

Ordinary Business:

To consider and if thought fit, to pass the following resolutions as ordinary resolutions:

1. Grant of Performance Options to Mr Kenneth Eidler Dark (Director)

   That for the purposes of Rule 10.14 of the Listing Rules and Chapter 2E of the Corporations Act and all other purposes, shareholders approve the issue to Mr Kenneth Eidler Dark 3,000,000 options to subscribe for fully paid ordinary shares in the Company pursuant to the Company's Employee Option Plan and on the terms set out in the attached Explanatory Notes.

2. Grant of Performance Options to Mr Brian Godfrey Johnson (Director)

   That for the purposes of Rule 10.14 of the Listing Rules and Chapter 2E of the Corporations Act and all other purposes, shareholders approve the issue to Brian Godfrey Johnson 5,000,000 options to subscribe for fully paid ordinary shares in the Company pursuant to the Company's Employee Option Plan and on the terms set out in the attached Explanatory Notes.

By Order of the Board
Karl Mathew Shlobohm
Company Secretary

Appointment of proxies

- A form of proxy is enclosed for Shareholders unable to attend the meeting and who wish to vote. A Shareholder of the Company entitled to attend and vote at the General Meeting is entitled to appoint not more than two proxies, neither of whom need be Shareholders, to attend and vote instead of the Shareholder. If a member wishes to appoint two proxies it must be entitled to cast two or more votes.

- A Shareholder entitled to attend and vote may appoint not more that two proxies to attend the meeting and vote in his or her stead. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the Shareholder's voting rights. If two proxies are appointed, each proxy must be appointed to represent a specified proportion of the total of that Shareholder's voting rights or a number of votes, subject to which, each proxy shall be entitled to vote on a poll in respect of such specified portion. If this proxy form does not specify the proportion or the number of votes then each proxy may exercise half of the votes.

- A proxy need not be a Shareholder of the Company. If you specify the manner in which the proxy is to vote, the proxy must vote as specified.

- Proxies by a Company should be executed as set out in italics above or where your Constitution requires under the Company's Common Seal and signed by 2 directors or a director and secretary of the Company. Alternatively, a Company may appoint a representative pursuant to section 250D(1) of the Corporations Act 2001. A Company should sign either the proxy or the appointment of representative under its common seal in accordance with S127(2) Corporations Act 2001 in order to be effective unless its own Constitution otherwise provides in which case the proxy form or the S250(1) appointment should be signed in accordance with S127(1) Corporations Act 2001.

- This proxy form and any power of attorney (or certified copy) or other authority, must be completed and lodged at the Company's Registered Office at Level 7, AMP Place, 10 Eagle Street, Brisbane, Queensland, 4000, Australia, *or by facsimile no. (617) 32296800* not less then forty-eight (48) hours before the time appointed for the holding of the General Meeting. *In other words, your proxy must be received at the Company's registered office by mail or facsimile before AEST 10am Sunday 18 March 2007.*

Voting Exclusion Statement

The company will disregard any votes cast on either of the resolutions by:

- Mr Kenneth Eidler Dark (Director);
- Mr Brian Godfrey Johnson (Director);
- Mr Peter Adam Bond (Director); and
- any associate of Messrs Dark, Bond and Johnson.

Although not participating in the issue of Options the subject of the resolutions, Mr Bond is included in this Statement in accordance with the requirements of Listing Rule 10.15.5.

The Company will not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy from; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Explanatory Notes

The resolutions seek shareholder approval for the grant of 3,000,000 options by the Company to Mr Dark and the grant of 5,000,000 options by the Company to Mr Johnson. Mr Dark and Mr Johnson will be referred to as the 'Recipient Directors' throughout these explanatory notes.

The grant of the options to the Recipient Directors is intended to act as a strong incentive to align the interests of the Directors' with the Company's strategic plan focusing on seeking improved performance, the growth of the Company and better returns for shareholders. The aggregate of 8,000,000 options on issue are to be issued in three equal tranches and in the manner provided for in Schedule 1.

Key details of the options to be granted to the Recipient Directors are set out below:

Recipient Director	Number	Offer Price	Exercise Price	Vesting date	Expiry Date
Mr Dark	1,000,000	No consideration is payable by the Recipient Directors for the grant of the Options.	25 cents	31 December 2007	31 December 2009
Mr Dark	1,000,000		25 cents	31 December 2008	31 December 2010
Mr Dark	1,000,000		25 cents	31 December 2009	31 December 2011
Mr Johnson	1,666,666		25 cents	31 December 2007	31 December 2009
Mr Johnson	1,666,666		25 cents	31 December 2008	31 December 2010
Mr Johnson	1,666,668		25 cents	31 December 2009	31 December 2011

A summary of the terms and conditions of the options is set out in Schedule 1 to the Explanatory Notes.

Chapter 2E of the Corporations Act

Chapter 2E of the Corporations Act prohibits the Company from giving a financial benefit to a related party of the Company unless either:

(a) the giving of a financial benefit falls within one of the nominated exceptions to the provisions; or

(b) prior shareholder approval is obtained to the giving of the financial benefit.

For the purposes of Chapter 2E, the Recipient Directors are related party by virtue of the fact that they are directors of the Company and the grant of options by the Company constitutes the giving of a financial benefit.

In accordance with the requirements of Chapter 2E, and in particular with section 219 of the Corporations Act, the following information is provided to shareholders to allow them to assess the proposed grant of options by the Company to the Recipient Directors:

(c) The Recipient Directors are related party of the Company to whom the proposed resolutions would permit the financial benefits to be given.

(d) The nature of the financial benefit to be given to Mr Dark is the grant of 3,000,000 options.

(e) The nature of the financial benefit to be given to Mr Johnson is the grant of 5,000,000 options.

(f) As at the date of these Explanatory Notes, the issued capital of the Company is 320,997,383 shares. The table below sets out the issued capital of the Company should the Recipient Directors exercise all of their options and no other securities are issued by the Company in the meantime.

Description	Shares
Existing Shares on issue	320,997,383
Options proposed to be issued to Recipient Directors	8,000,000
Maximum number of shares on issue following exercise of all options by Recipient Directors	328,997,383

On 18 January 2007 9,600,000 options were issued to employees of the Company in accordance with the Company's Share Option Plan (January Options). The information set out in the above table is based on the assumption none of the January Options will be exercised prior to the granting of the options the subject of the resolutions.

If shareholders approve the grant of options to the Recipient Directors, the exercise of the options by the Recipient Directors will result in a dilution of all other shareholders' holdings in the Company of approximately 2%.

Assuming the resolutions approved by shareholders, the Recipient Directors will be entitled to the following securities in the Company, subject to the terms and satisfaction of the conditions relating to the exercise of the options and subsequent exercise of the options by the Recipient Directors:

Recipient Director	No. of Shares issued following exercise of all options	Shares currently held by Recipient Directors	Total Shares held after exercise of all options
Mr Dark	3,000,000	120,000	3,120,000
Mr Johnson	5,000,000	2,000,000	7,000,000

(g) Details of the current annual remuneration of the Recipient Directors are as follows:

Recipient Director	Salary/ Fees
Mr Dark	$40,000 per annum
Mr Johnson	$50,000 per annum

(h) The Recipient Directors do not wish to make a recommendation in relation to the resolutions as each has a financial interest in the outcome of the resolutions.

(i) The highest trading price of the shares of the Company in the last 12 months was 30 cents. The lowest trading price in the last 12 months was 15 cents. The most recent closing price as at the date of these Explanatory Notes was 25 cents per share.

(j) The options will be granted to the Recipient Directors for no consideration and therefore no funds will be raised by the grant of the options to the Recipient Directors. Any funds raised from time to time due to the exercise of any options will be used as the Board sees fit.

(k) Other than the information set out in these Explanatory Notes the Company believes there is no other information that would be reasonably required by shareholders in order to decide whether it is in the best interests of the Company to pass the resolutions.

Details Concerning Valuation of Executive options

The options to be granted to the Recipient Directors will not be quoted on the ASX and as such have no actual market value.

An indicative valuation for the options to be granted to the Recipient Directors is as follows:

Recipient Director	Tranche	Value per option	Number of options	Total Value
Mr Dark	1	$0.105	1,000,000	$105,852
	2	$0.104	1,000,000	$104,052
	3	$0.101	1,000,000	$101,775
Total			3,000,000	$311,679
Mr Johnson	1	$0.106	1,666,666	$176,420
	2	$0.104	1,666,666	$173,420
	3	$0.101	1,666,668	$169,625
Total			5,000,000	$519,465

The valuation was made using the Black - Scholes Valuation Model on the basis of the following assumptions regarding the various inputs that comprise the valuation model:

- The shares of the Company are quoted and remain quoted on the ASX for the life of the options.
- As at the date of these Explanatory Notes, the Company has not forecast any future dividend payments. For the purposes of this valuation it has been assumed that the Company's projected annual dividend yield is nil.
- A volatility factor of 60% was assumed based on the volatility of the company's share price since admission to the Official List of the Australian Stock Exchange in 10 May 2006.
- A risk free rate of 5.94% which is the 5 year Commonwealth Treasury Bond as at 31 January 2007.

ASX Listing Rules

ASX Listing Rule 10.11 prohibits the issue of securities to a director of a company unless the approval of the shareholders of the company is obtained or unless one of the exceptions referred to in Rule 10.12 applies. Given the 8,000,000 options are being issued pursuant to the terms of the Company's Employee Option Plan (Plan), Exception 4 of Listing Rule 10.12 applies to this issue of options. Pursuant to Listing Rule 10.14 the issue of options to Directors under an employee incentive scheme must be approved by the holders or the Company's ordinary securities. The notice of meeting to obtain the approval must comply with the notice requirements prescribed by Listing Rule 10.15A.

In accordance with Listing Rule 10.15A, the following information is provided to shareholders in relation to the resolutions:

(a) The Company will grant up to 8,000,000 options to the Recipient Directors. If all options are exercised by the Recipient Directors, the Recipient Directors will be entitled to 8,000,000 shares.

(b) The options are granted to each of the Recipient Directors for no consideration and, therefore, no funds will be raised by the grant of the options to the Recipient Directors. Any

funds raised from time to time due to the exercise of any options will be used as the Board sees fit.

(c) For details of the exercise prices and expiry dates of the options please refer to the above tables.

(d) Details of any options issued under the Plan will be published in each annual report of the entity relating to a period in which options have been issued, and the approval for the issue of options was obtained under Listing Rule 10.14.

(e) Any additional persons who become entitled to participate in the Plan after the resolution was approved and who were not named in the notice of meeting will not participate until approval is obtained under Listing Rule 10.14.

(f) The options will be granted to the Recipient Directors on a date which is not more than three years after the date of the General Meeting the subject of these Explanatory Notes.

(g) For details of the indicative valuations of the options, please refer above.

(h) The terms and conditions of the options to be issued to the Recipient Directors are set out in Schedule 1 to these Explanatory Notes.

(i) The persons referred to in Listing Rule 10.14 that are entitled to participate under the Plan are as follows:

- Kenneth Eidler Dark;
- Peter Adam Bond; and
- Brian Godfrey Johnson.

SCHEDULE 1 - Terms and Conditions of options

1. The 8,000,000 options on issue will be issued to the Recipient Directors in the following manner:

Options on Issue to Mr Dark

Tranche	Number of Options on Issue (3,000,000)	Vesting Date	Expiry Date
First Tranche	1,000,000	31 December 2007	31 December 2009
Second Tranche	1,000,000	31 December 2008	31 December 2010
Third Tranche	1,000,000	31 December 2009	31 December 2011

Options on Issue to Mr Johnson

Tranche	Number of Options on Issue (5,000,000)	Vesting Date	Expiry Date
First Tranche	1,666,666	31 December 2007	31 December 2009
Second Tranche	1,666,666	31 December 2008	31 December 2010
Third Tranche	1,666,668	31 December 2009	31 December 2011

2. Options will be issued free.
3. The options may be exercised at any time after their respective vesting dates and before their respective expiry dates (see table in Term 1 above).
4. The options may be exercised wholly or in part by notice in writing to the Company received at any time during the exercise period together with a cheque for the exercise price and the option certificate (if any) and otherwise in accordance with the terms of the Company's Employee Option Plan.
5. The exercise price of options will be twenty-five (25) cents each.
6. If, prior to the expiry date of the options, a person ceases to be a director, officer, employee or senior consultant to the Company for any reason other than retirement at age 60 or more (or such earlier date as the Board may permit), permanent disability, redundancy or death, the options held by that person (or nominee) must be exercised within one month thereafter or they will automatically lapse.

7. If a person dies, the options held by that person will be exercisable by that person's legal representative. Options cannot be transferred other than to the legal personal representative of a deceased optionholder.

8. The Company will not apply for official quotation of any options.

9. Shares issued as a result of the exercise of options will rank equally with the Company's issued shares at the time.

10. Optionholders may only participate in new issues of securities by first exercising their options. If there is a bonus issue to the holders of shares, the number of shares over which an option is exercisable will be increased by the number of shares which the optionholder would have received if the option had been exercised before the record date for the bonus issue.

11. Optionholders have no entitlement or right to any variation in the option exercise price or to the number of underlying securities over which the option can be exercised.

12. If there is a reorganisation of the issued capital of the Company, unexercised options will be reorganised in accordance with the Listing Rules.





ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

SECOND QUARTER ACTIVITIES REPORT

1 October 2006 to 31 December 2006.

Exploration Activities

During the quarter Linc Energy expanded its drilling program to prove the extent of the coal resource beyond its initial expectations with approximately 30 open holes and 10 diamond core holes so far drilled. Drilling results expected to be available by end of February.

The drilling depths have been between 140 metres and 200 metres, intercepting the Macalister Seam.

The refurbishment of drill rig Linc Energy purchased is almost complete with the drill rig being fully operational by the end of January. Linc's drill rig will complete the expanded drilling program at EPC 635 near Chinchilla and will start drilling on its other tenements in particular, EPC 635, EPC 704, EPC 897 and EPC 898.

At this point in time, there is no interim drilling results to release however the Company expects to release these results in the coming weeks as they become available. (See list of Company's current coal tenement holdings below).

Tenure	Status	Sub-Status	Granted	Expires	Principal Holder	Linc Interest	Sub-Blocks	Basin
MDL 309	**GRAN**	-	**25 Nov 99**	**30 Nov 08**	**Linc Energy Ltd**	**100%**	**154Ha**	**Surat**
EPC 635	**GRAN**	-	**24 Dec 98**	**24 Dec 06**	**Linc Energy Ltd**	**100%**	**32**	**Surat**
EPC 704	**GRAN**	-	**17 Sep 01**	**16 Sep 07**	**Linc Energy Ltd**	**100%**	**111**	**Surat**
EPC 897	GRAN	-	5 Aug 05	4 Aug 10	Linc Energy Ltd	100%	54	Surat
EPC 898	GRAN	-	5 Aug 05	4 Aug 10	Linc Energy Ltd	100%	85	Surat
EPC 899	GRAN	-	5 Aug 05	4 Aug 10	Linc Energy Ltd	100%	87	Surat
EPC 938	GRAN	-	15 May 06	14 May 11	Linc Energy Ltd	100%	80	Surat
EPC 902	GRAN	-	3 Dec 04	2 Dec 09	Linc Energy Ltd	100%	111	Surat
EPC 854	GRAN	-	30 Aug 04	29 Aug 07	Linc Energy Ltd	100%	82	Galilee
MDL 361	APPL				Linc Energy Ltd	100%	2712Ha	Pentland
EPC 908	GRAN	-	9 Feb 05	8 Feb 10	Linc Energy Ltd	100%	300	Biloela
EPC 909	GRAN	-	28 Apr 05	27 Apr 10	Linc Energy Ltd	100%	289	Biloela
EPC 910	GRAN	-	9 Feb 05	8 Feb 10	Linc Energy Ltd	100%	160	Ipswich
EPC 980	GRAN	-	4 Nov 05	3 Nov 10	Linc Energy Ltd	100%	59	Bowen
EPC 526	GRAN	RENL	27 Apr 93	26 Apr 06	Linc Energy Ltd	99%	25	Pentland
EPC 1046	GRAN	-	16 Nov 06	15 Nov 11	Linc Energy Ltd	100%	32	Surat



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

Corporate Activities

Linc Energy Ltd recently announced a major development in its underground coal gasification project (UCG) in Queensland, following the signing of two strategic alliances with leading Russian institutions.

Linc Energy believes the Russian involvement will greatly enhance its UCG (Underground Coal Gasification) knowledge and technology base whilst encouraging significant international interest in its UCG and Gas to Liquids (GTL) processes.

With the signing of two co-operation agreements with the Skochinsky Institute of Mining in Moscow (Skochinsky Institute) and its parent organisation, the Scientific-Technical Mining Association (STMA) the Skochinsky Institute will provide consultation and engineering services to Linc Energy, including relevant UCG technology transfer and training, teaming up with senior Linc Energy engineers in the development of the UCG process at Chinchilla to produce quality syngas from Linc Energy's abundant coal reserves.

The 77-year old mining research and development organization, Skochinsky, has pioneered UCG (Underground Coal Gasification) in the development and research of the process – which will be used by Linc Energy at its Chinchilla plant, expected to be constructed by mid-2007.

The Skochinsky Institute recently signed a contract with India's ONGC (a Fortune 500 company) to develop UCG gasfields in India, with the first stage of this agreement being recently completed.

Linc Energy's UCG team has been bolstered by the appointment of additional UCG staff with Mr Oleg Krzyzanowski being appointed as General Manager of UCG Operations.

With Linc Energy confirming the Skochinsky Institute as its preferred UCG technology supplier and UCG consultant, Linc terminated its arrangements and relationship with Ergo Exergy Technologies (Inc) of Canada.

The Board of Linc Energy Ltd also announced the resignation of Mr John Harkins as a Director. Mr Harkin's decision was been brought about by his wish to pursue other business opportunities and that the pursuit of these opportunities will limit the time he has available to serve on the company's board. Mr Harkin's has strong confidence in the board and Linc Energy's future.



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

Linc Energy is also on track to deliver its GTL demonstration plant as planned. MegChem of South Africa, Linc Energy's prime GTL contractor, is in the final stages of providing to Linc Energy the final engineering design and equipment selection. This should be completed within the next few weeks and then the procurement process will commence.

Finance Activities

From a financial perspective, the company ended the quarter with over $13 million in cash reserves. The company has invested over $1million dollars in the last quarter in exploration and development of its UCG and GTL demonstration plant and over $500,000 on the acquisition and installation of a 2.5KVA power line and sub-station to supply make available power for the UCG/GTL Demonstration plant.

In addition to the $200,000 for the drill rig we have drawn down an additional $62,000 from our $800,000 loan facility this quarter for the purchase of a new site vehicle. This leaves us $538,000 available to draw down on as we require further plant and equipment.

In addition to the existing loan facilities we have established a separate $2million facility for providing Letters of Credit and Bank Guarantees to assist in the purchase of plant and equipment from both in Australia and overseas. We have used this facility to purchase 3 new compressors for the UCG site. These compressors were ordered in early December and are due for delivery in mid February.

For further information about the company's activities and project plans, refer to www.lincenergy.com.au or the Managing Director, Peter Bond on 07 3229 0800.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Linc Energy Ltd

ABN	Quarter ended ("current quarter")
60 076 157 045	31 December 2006

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation	(567)	(794)
	(b) development	(601)	(842)
	(c) production	-	-
	(d) administration	(1,113)	(1,765)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	234	520
1.5	Interest and other costs of finance paid	(36)	(78)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(2,083)	(2,959)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	-	-
	(c) other fixed assets	(562)	(3,390)
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(562)	(3,390)
1.13	Total operating and investing cash flows (carried forward)	(2,645)	(6,349)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(2,645)	(6,349)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	62	2,062
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other (provide details if material)	-	-
	Net financing cash flows	(2,583)	(4,287)
	Net increase (decrease) in cash held		
1.20	Cash at beginning of quarter/year to date	16,205	17,909
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	13,622	13,622

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	82
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Executive Directors Salary	69
Non Executive Directors Fees	13

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

NIL

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

NIL

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	2,600	2,000
3.2	Credit standby arrangements	2,000	400

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	200
4.2	Development	1,500
	Total	**1,700**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	63	115
5.2	Deposits at call	13,559	16,090
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	13,622	16,205

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	EPC 902	Relinquishment of 22 Sub Blocks		
6.2	Interests in mining tenements acquired or increased	EPC 1046	Granted on 16 Nov 06 to Linc Energy Ltd		

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	320,997,383	320,997,383		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs				
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	9,600,000 $0.25 Options issued under the Employee Option Plan	Nil	*Exercise price* *$0.25*	*Expiry date* 31.12.2012
7.8	Issued during quarter				
7.9	Exercised during quarter				
7.10	Expired during quarter				
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here : [signature] Date: 30 January 2007
(Company Secretary)

Print name: KARL MATHEW SCHLOBOHM

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.





ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

30 January 2007

ASX Announcement
Option Issue to Linc Energy Ltd Directors

The Board of Linc Energy Ltd has resolved at its December 2006 Board Meeting to issue eight million (8,000,000) options to Directors under the Employee Option Plan subject to shareholder approval at an Extraordinary General Meeting.

The options will be exercisable at $0.25 each and vest in three equal tranches on 31 December 2007, 2008 and 2009, subject to relevant Director's continuing involvement with the Company on the vesting dates. The options can be exercised at anytime up to two years after their vesting date.

We are currently preparing the notices for the Extraordinary General Meeting which will be sent to shareholders shortly.

For any further information, please contact Mr Peter Bond, Managing Director, on 07 32290800.

Yours faithfully,

Karl Schlobohm
Company Secretary

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

1a. Company Name/Scheme LINC ENERGY LIMITED

ACN/ARSN 076 157 045

1. Details of substantial holder(1)

Name RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED

ACN/ARSN (if applicable) (A CAYMAN ISLANDS REGISTERED COMPANY).

There was a change in the interests of the substantial holder on 19/01/2007

The previous notice was given to the company on __/__/__

The previous notice was dated 28/06/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	32,732,017	24.67 %	31,100,738	23.44 %

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
19/01/2007	RAB SPECIAL	SALE OF SHARES	426,287.55	1,631,279	1,631,279
	SITUATIONS (MASTER)	~~ON THE MARKET.~~ HOLDING	AUD	ORDINARY	
	FUND LIMITED	DECREASED BY 1.23 %.		SHARES	

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED →	WESTPAC	WESTPAC	BENEFICIAL	31,100,738	31,100,738
	CUSTODIAN	CUSTODIAN	HOLDER	ORDINARY	
	NOMINEES LIMITED	NOMINEES LIMITED		SHARES	

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
SEE BELOW *	

Signature

print name | capacity

sign here | date / /

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of *"relevant interest" in sections 608 and 671B(7) of the Corporations Law.*

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving *full and accurate details of any contract, scheme or* arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

* RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED
C/o RAB CAPITAL PLC
1 ADAM STREET
LONDON
WC2N 6LE (UK)

- WESTPAC CUSTODIAN NOMINEES LIMITED
275 KENT STREET
SYDNEY
NSW 2000 (AUSTRALIA)

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96 Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Linc Energy Ltd

ABN

60 076 157 045

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,600,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Options issued under the company's Employee Option Plan with an exercise price of $0.25 with a 3 year vesting period, one third exercisable on 31 December 2007 with two years to convert each lot of vested options from date vested.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No the Securities are Options – refer Employee Option Plan No date applicable as there are no options on issue No dividends applicable as options do not participate in dividends
5	Issue price or consideration	NIL Issued under Employee Option Plan
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued under the Employee Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 December 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	132,681,613	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	188,315,770 9,600,000	Ordinary Shares (Escrowed) Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 *Reason for request for quotation now*

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

Karl Schlobohm
Company Secretary
Date: 18 January 2007

== == == == ==

+ See chapter 19 for defined terms.




ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Level 5
Riverside Centre
123 Eagle Street
Brisbane QLD 4000

PO Box 7055
Riverside Centre
Brisbane QLD 4001

Telephone 61 07 3835 4017
Facsimile 61 07 3832 4114
Internet http://www.asx.com.au

15 December 2006

Mr Karl Schlobohm
Company Secretary
Linc Energy Ltd
Level 7
10 Eagle Street
BRISBANE QLD 4000

By email *kschlobohm@prosperityadvisers.com.au*

Dear Mr Schlobohm

Linc Energy Ltd (the "Company")
RE: PRICE QUERY

We have noted a change in the price of the Company's securities from an opening price of 18.5 cents on 14 December 2006 to a high of 30 cents today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by **e-mail at frances.finucan@asx.com.au** or by facsimile on **facsimile number 07 3832 4114.** It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and in any event **before 9.30 am E.D.S.T (8.30 a.m. Brisbane time) on Monday, 18 December 2006.**

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. *We are not required to act on your request. You must tell us each of the following.*

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Frances Finucan
<u>Adviser, Issuers (Brisbane)</u>



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

15 December 2006

Frances Finucan
Adviser, Issuers (Brisbane)
ASX Limited
Level 5, 123 Eagle Street
BRISBANE QLD 4000

By email frances.finucan@asx.com.au

Dear Madam,

RE: PRICE QUERY

We refer to your letter of today the 15th December 2006 querying the price change in our securities. In relation to Point 1 we can confirm that we (Linc Energy Ltd) are not aware of any information that would affect the price other than the information that has already been released to the market.

The company has no explanation for the price change other than the recent announcements and subsequent media about the recent announcements, in particular the Russian Alliance, Linc's progress towards its stated outcomes and the continued drill program, all which is public information and all which has already been released to the market.

The company is of the opinion that we are in compliance with listing rules and in particular, listing rule 3.1.

We as a company are obviously pleased to see the market take note of our steady work and progress towards our stated aims, however as stated earlier there is no new information or single cause to our knowledge that has or would trigger the recent interest in Linc Energy's equity's.

If you have any further questions please do not hesitate to contact us.

Yours faithfully,

Karl Schlobohm
Company Secretary





ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

ASX Announcement

AUSTRALIAN COMPANY ANNOUNCES RUSSIAN ALLIANCE FOR GAS PRODUCTION

Brisbane based listed alternative energy company, Linc Energy Ltd (ASX:LNC) today announced in Moscow a major development of its underground coal gasification project (UCG) in Queensland, following the signing of two strategic alliances with leading Russian institutions.

Linc Energy believes the Russian involvement will greatly enhance its UCG (Underground Coal Gasification) knowledge and technology base whilst encouraging significant international interest in its UCG and Gas to Liquids (GTL) processes.

Managing Director of Linc Energy, Mr Peter Bond, today announced the signing of two co-operation agreements with the Skochinsky Institute of Mining in Moscow (Skochinsky Institute) and its parent organisation, the Scientific-Technical Mining Association (STMA).

The Skochinsky Institute will provide consultation and engineering services to Linc Energy, including relevant UCG technology transfer and training, teaming up with senior Linc Energy engineers in the development of the UCG process at Chinchilla to produce quality syngas from Linc Energy's abundant coal reserves.

The 77-year old mining research and development organization, Skochinsky, has pioneered UCG (Underground Coal Gasification) in the development and research of the process – which will be used by Linc Energy at its Chinchilla plant, expected to be constructed by mid-2007.

The Skochinsky Institute recently signed a contract with India's ONGC (a Fortune 500 company) to develop UCG gasfields in India, with the first stage of this agreement being recently completed.

Linc Energy's UCG team has been bolstered by the appointment of additional UCG staff with Mr Oleg Krzyzanowski being appointed as General Manager of UCG Operations.

With Linc Energy confirming the Skochinsky Institute as its preferred UCG technology supplier and UCG consultant, Linc will immediately terminate its



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

arrangements and relationship with Ergo Exergy Technologies (Inc) of Canada.
Mr Bond said, "Ergo Exergy's work has been greatly appreciated, however we have taken up the opportunity of working with the masters and pioneers of UCG, allowing Linc energy significantly greater commercial and technology freedom".

The Russian announcement coincides with drilling on Linc Energy's Chinchilla site to map out and prove the extent of the coal resource, with approx 30 open holes and 10 diamond core holes so far drilled, Linc energy will continue drilling the Chinchilla program with results expected to be available by end of February next year.

"Linc Energy is acknowledged already as the leader of UCG in the western world, with its Chinchilla project now the longest running and most successful UCG project outside the former USSR."

Chairman of Linc Energy, Mr Brian Johnson said, "With Linc Energy now joining forces through this agreement with the Skochinsky Institute, the final bricks of technology and engineering support have been cemented into place."

The company said that this arrangement with the Skochinsky Institute will strengthen Linc Energy's position as one of the most prominent operators and developers of commercial UCG (Underground Coal Gasification) projects in the world, with Linc Energy's UCG to GTL (Diesel) plant at Chinchilla on track to open in mid 2007.

For further information:
Peter Bond
Managing Director
Linc Energy Ltd
(07) 3229 0800

LINC ENERGY LTD

RESULTS OF ANNUAL GENERAL MEETING

20 November 2006

ANNUAL GENERAL MEETING RESULTS

The Company advises that shareholders passed all resolutions placed before them at the Annual General Meeting on 16 November 2006 on a show of hands.

A summary of the total number of proxy votes exercisable by all proxies validly appointed is set out below for the resolutions tabled at the meeting.

Resolution	In Favour	Open	Against	Abstain
2. Remuneration Report	207,407,234	7,414,470	42,100	148,000
3. Re-Election of Brian Johnson as a Director	207,471,334	7,414,470	46,000	80,000
4. Withdrawn				
5. PricewaterhouseCoopers to be appointed as Auditors	207,449,334	7,464,470	78,000	20,000

It should be noted that Resolution 4 "the re-election of John Harkins" was withdrawn due to Mr Harkin's earlier resignation.

Yours sincerely
PROSPERITY

Karl Schlobohm
Company Secretary

76575v1c





ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

Linc Energy's Annual General Meeting
Chairman's address

The Chairman of the Board has already presented his message in the annual report. Brian's message well describers the major achievements to the date of the report; at this time I simply wish to embellish on the highlights for the benefit of the shareholders.

Exciting and challenging are inadequate adjectives to describe the activity of the past and coming years.

The float was a great success and we wish to thank all stakeholders for the confidence shown in the Company's personnel and business plan. This business plan, when taken to its fullest extent is exciting from a Company commercial perspective and also has substantial and positive implications for this State and the Nation.

To realise this grand but achievable vision will certainly take a focused and determined approach. The recent history of taking the company from a position of struggling for survival, to its present status as a listed public entity, has undoubtedly displayed these very attributes.

These same qualities are continually being displayed in the progress made since the float. Our CEO and Managing Director Mr. Peter Bond; in his address will elaborate on this progress. I am sure that from a shareholder's perspective you will be well pleased with the substantial advancement.

Although the Engineering and Technical components are well progressed, the one item which will have the most impact on the future of the company is the quality of the team we have managed to attract.
In the end it always comes down to the people!


LINC
ENERGY

ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

The goal has been to build a "world class" team. The Company's Human Resource Manager, Mr. Keith Allaun has been outstandingly successful in the quality of appointments made to date. Along with some excellent domestic appointments, we have managed to draw some top class technical expertise from the very home of GTL technology – South Africa.

The board members acknowledge and appreciate the level of trust the shareholders have displayed toward the company and its officers. We would like to take this opportunity to assure all stakeholders that the goals of the company and the interest of the shareholders will be pursued in the most robust and vigorous manner.

I now call on the Company CEO and Managing Director Mr. Peter Bond to provide the details.

Ken Dark
Acting Chairman.





ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

Linc Energy's Annual General Meeting
CEO's Report

It is my great pleasure and indeed a privilege to stand before you today and present what is my first CEO Report for Linc Energy as a Public Company. The effort involved in creating a company like Linc Energy and floating it on the Australian Stock Exchange, so we can even stand here today as fellow shareholders, is immense and can only occur with a fantastic team effort. So I'd like to thank "my team" up-front for everything they have done these past few months – thank you guys, you really are exceptional!

Linc is a young company, a dynamic company and most of all an entrepreneurial company. It is a company that needs to take on challenges, take leaps of faith, spend an inordinate amount of time researching and engineering so as to reach our outcome and destination.

Linc and its team is still on that journey but the destination is well known and well understood and in my experience "if you know what you truly want in life and go after it, you usually get it!"

So what does that destination look like for Linc Energy and its shareholders?

Linc will become a significant producer of synthetic diesel fuel for the Australian and world markets.

It will produce this fuel by applying the process of 'Underground Coal Gasification" to produce cheap and abundant volumes of Syn-gas from Linc's significant coal resources. And in turn, feed this cost- effective UCG gas into a GTL (Gas to Liquids) facility to produce some of the best and cleanest diesel product in the world.

The site Linc Energy intends to build its first plant upon is near Chinchilla, Queensland – approximately 30 – 40 minutes drive west of Dalby.

This isn't just a destination, Ladies & Gentlemen, this is Linc's destiny. It is not just a good commercial decision to do this – it is a compelling case. It's not just a positive environmental story about clean diesel with zero sulphur, it's an environmental necessity which needs to happen, indeed must happen!

It's not just a great idea to take unwanted and unused coal reserves the country wants to utilise for no economic benefit and turn that "stranded coal" into badly needed oil and diesel. It's a national strategic necessity. In the year 2000, Australia was self-sufficient in oil production and consumption.

Now we are importing approximately 30% of our fuel requirements and it will only be another 4 or 5 years before we'll slip below 50% self-sufficiency. This represents



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

billions of dollars that we need to send overseas to buy oil. Not great for our balance of payments and where is the legacy and infrastructure we need to build now for our future, not to mention our childrens' futures?

Linc is not the only answer by any means but we are one of the answers. From our site in Chinchilla, Linc can produce 10% of Australia's diesel requirements. We, as a company, can easily get another 20% to 30% with some other known coal resource areas we already own! Linc may not be the only answer, but we're a great start!

Background:
Let me quickly remind you of our immediate company goals. These outcomes have been outlined numerous times but are worth highlighting them quickly once more so I can then review our progress to date for you on each one...

1. Linc's first commitment was to purchase the land at Chinchilla which Linc had been using as its UCG field and base which also covers a lot of its coal area
2. To 'drill up' the Chinchilla resource areas with the aim of proving a commercial quantity of coal , able to be used in UCG
3. To expand and recommence the UCG gas field at Chinchilla
4. To design, engineer, construct and commission a Gas to Liquid (GTL) pilot plant of approximately 5 barrels per day capacity
5. To commence and complete an Environmental Impact Statement (EIS) and apply for relevant approvals for the construction and operation of a 20,000 barrel per day GTL facility at Chinchilla
6. And finally, the hiring of a team capable of making all of this happen within a timetable of approximately 12 – 18 months.

These were our core outcomes as outlined generally in the prospectus. Approximately six months has passed since the float and it's been an exciting and productive time. I always desire to achieve more in less time but that's just me. The reality is we are tracking very well.

A quick up-date on those same outcomes are:

1. **Land Purchase**: We did purchase the land – indeed we exchanged contracts within two weeks of the float occurring and settled shortly after. Indeed we ended up buying the adjacent property as well – known as Ulinda Park which doubled our acreage holding!
   The explanation for buying the second property is simply that it was available, relatively inexpensive, it had a good size quarry on the land and by financing both properties, the cash saved and invested more than paid for the monthly payments. Whilst preserving shareholders capital of course there was a concern that if we didn't buy it and we finish drilling the areas, then the value and access to that property may have become excessively over-valued and at worst, impossible to gain access to. The purchase and the way



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

we handled the purchasing of these properties has also sent a 'positive' message to the locals which is also great!

2. **Drilling Exploration**: I'm going to leave this item for Phil Jay, who is our Drilling Programme Manager to discuss immediately following my presentation. Linc Energy has been drilling now for approximately three months and has effectively completed our first stage program – slightly ahead of schedule too I believe. Linc utilised Mitchells Drilling as our contractors on this first stage and all has gone very well. An extension of some 7 – 8 holes to the original program of 24 open holes and 11 diamond cored holes. Mitchell have now completed approximately 31 open holes and are on the 11th core hole which will be the end of their current contract. Nevertheless, it is fair to say that Linc is very pleased with the drilling results to date. This program will be expanded to include sufficient core holes so as to take the resource to proven and then measured which will be a great asset for the company.

   The other part I wish to note is that Linc has purchased its own drill rig – a Borne 1500 on a Volvo carrier. The rig was purchased second-hand and is currently being refurbished which is nearing completion. It is this rig and our crew that will take over the drilling program from Mitchells Drilling. The reasons are simple – based on current and future contractor drill rig rates, we can drill our own holes for approximately 50% of the cost of a contractor rig.

   The other core reason for purchasing our own drill rig is that we gain and keep the expertise in drilling our own wells - the UCG gas wells. Though not complicated, we do have a procedure to complete. The issues with drilling contractors at present is that the crews are changing faster then the 'drill bits on the rigs' so consistency of expertise is non-existent thus the reason why Linc needs to nurture, capture and retain this skill in-house. The third reason is flexibility. It can take up to 9 months to organise a rig at present so flexibility of arranging timetables and access to properties is greatly restrained and more complicated.

   Owning and operating our own rig eliminates these issues and adds another asset to the balance sheet. The purchase cost of the rig including its support truck was approximately $200,000 which was financed via normal 'hire purchase' arrangements making the ownership cost fairly nominal however giving Linc the capacity to seriously drill and explore much of its 14 coal tenements across Queensland at substantial savings and subsequently proving up significant coal resources over the coming year or two.

3. **Recommencement of UCG**: A number of issues are underway with the UCG field and the expansion of the technology – some of this is commercial in confidence but I can tell you items like the air compressors that run the



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

UCG process have been ordered with delivery after Christmas. In addition, Linc is in the process, literally as I speak, of erecting the overhead power lines and 2.5MW sub-station that will operate the UCG compressors as well as the GTL pilot plant.

Other issues like UCG well inspection and design are also underway. Linc is also spending a great deal of time and money to build its own UCG team so as the company is not dependent upon one contractor and indeed one person. To this end, we have employed a specific UCG Manager and are actively recruiting others. It is believed that once the UCG design is complete, it will only take approximately ten weeks to construct and implement.

4. **GTL Pilot Plant:** The design and engineering of the GTL pilot plant has progressed well. Our chosen design engineers in South Africa "MegChem" have indeed done a great job! With initial design of approximately 90% of the plant completed – with Linc Energy moving quickly onto procurement of equipment once costings are negotiated and finalised. To fast track procurement, it will be a national and international exercise with Linc's engineers aiming to procure the best pieces of equipment at the right price in the shortest possible time. Items like steelwork and pipework will be locally sourced. There are only approximately 60 line items of which the majority of these are reasonably easily procured.

   The essence of GTL is to take Syn-gas from UCG, clean and feed that clean gas into a Fischer Tropsch reactor. The reactor is full of cobalt catalyst, in essence the gas is pumped through the cobalt catalyst.
   This has the effect of taking the short gas molecules and joining them together – into long chains. As this chain grows to around 16 or 17 carbons linked together, it turns into liquids. The liquid is a very purer synthetic hydro-carbon which can be refined into numerous products from wax to get fuel or diesel. Diesel is the most common product chosen, as that's the product which the reactor and the subsequent refinery can generate the most pure product of.

   The interesting thing about this process is that there are really only four clear processes that require proving.

   First the syn-gas production. In Linc's case, this is via UCG. Secondly, the clean-up of that gas. This is very important as the very fact Linc proves it can produce good quantities of syn-gas via UCG and then clean that gas via a reasonably standard gas clean-up plant, then the value of what Linc is doing virtually instantly becomes world-class and very valuable.



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

The third step is the Fischer Tropsch reactor and the relevant catalyst. Much of this technology is easily available via a few reactor and catalyst providers however gaining the version of it that works well and is easily constructed and procured is much of the focus.

Finally, the fourth process is the "refinery". This technology and equipment is completely off-the-shelf. It really is a matter of the relevant engineering company simply designing the standard process and equipment for your fee and stock.

So the drivers for Linc's pilot plant is really the gas clean-up and the Fischer Tropsch reactor.

I would like to now show you the plant design that Linc intends to construct at Chinchilla. The only variable being that the final reactor is still being finalised.

5. **EIS and Approvals**: Linc has completed its terms of reference for the EIS (Environmental Impact Statement) and is close to submission.

   The process in Queensland is that the EIS essentially triggers most of the approvals so, as you are completing the EIS, you are also working on and completing your various approvals (everything from your full Mining Lease approval to the ability to construct and operation a 20,000 barrel per day GTL plant on site).

   This process is well underway and though it will take another 12 months or so to complete, the finalisation of the EIS process will add significant value to the company. Simply put, there are few 20,000 barrel per day GTL plant approvals around the world and less in developed countries like Australia.

   The completion of the EIS and its related approvals including the Mining Lease, turns Chinchilla from a "feasible project" into a "real project" overnight.

   To assist this process, Linc has appointed SKM (Sinclair Knight Merz) to work with our Environmental Manager (Justyn Peters) on this outcome. There is a lot of work still to go on this vital process however I am confident that we will complete it successfully seeing our outcome of gaining the required approval to complete the commercial UCG-GTL plant at Chinchilla.

6. **Team**: The scope of what Linc is completing is at times breath-taking and extraordinary. Subsequently, an extraordinary team is required to assemble to ensure we, as a company, are successful.



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

I will quickly go over the management team so far assembled...

- Starting with our HR Manager, Keith Allaun. Keith is from California, USA. A Stanford Graduate and has developed significant teams for Apple and Yahoo among others. He is an exceptional head hunter and team builder and we are fortunate to have him on the team.
- General Manager Environmental & Government Affairs is Justyn Peters. Justyn is a lawyer and spent four years as a Director in the Queensland EPA. He is very experienced in knowing the process that Linc needs to complete to ensure a successful EIS. Justyn also has a great deal of government experience at both State and Federal levels.
- General Manager UCG is Oleg Krzyzanowski. Oleg has an extensive background in mining and a passion for UCG that stretches back to his school days in Poland. Oleg speaks Russian and is currently in Moscow driving our program there.
- GTL Manager is split between Adrian Reeve who is ensuring our contractors MegChem and Wits in South Africa perform and Paul Rundel who is the Site Construction Manager. Both are superb engineers in their own right and are great assets to the project. Also in the GLT team is Marius Grobler, ex-SASOL GTL engineer who is keen to get on with building Linc's plant. Mariano Minotti, one or our original team is doing a great job supporting those on site. Charles Osborne is also a late addition to our team.
- Drilling Program Manager is Phil Jay. Phil comes to us with over 20 years of drilling expertise across the globe from basic exploration rigs like ours to complex off-shore oil rigs.
- Financial Controller is Wayne O'Brien. Wayne has done a fantastic job these past few months and has a few challenges ahead of him yet I'm sure! Wayne essentially manages the finances of the company as well as the administration systems and day to day operations of head office here in Brisbane
- Another relatively new team member is Janelle van de Velde. Janelle comes to us from Ergon Energy. She is the Executive Assistant to the CEO but her role is complex and varied and in a growing company like Linc, very challenging but she makes it look easy! Again, we are fortunate to have Janelle on our team and you may come into contact with her as she does a lot of our investor relations work.
- In summary, we've only been an ASX listed company for 6 months but I can tell you it feels a lot more than that at times! Linc Energy has progressed very well – I am impatient to create and complete these outcomes we've set ourselves but I know it's getting done and everyone is working well together to accomplish this. We are only about 2 or 3 people away from finalising the members of the Linc team which will essentially drive the company to its next stage.


LINC
ENERGY

ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

The one point I'd like to address here is I am obviously aware our share price has not reflected the potential of the company or its progress. The reason for this is essentially lack of "understanding" and "education" as well as a need for a greater profile particularly with our overseas investors.

As the Linc team grows and gains more traction upon these core issues I have raised today, two things will start to happen. The first of those – we start to tick all of the boxes which we said we would – as we do this, we are lessening the perceived risk of the company and cementing more definition in the company's business plan. Each issue ticked off lessens the risk and adds another brick wall to the company's foundation. The more we narrow the perceived risk gap, the more people will want to jump across it and invest in the company until there is virtually no gap at all and a significant amount of people will want to invest. So getting things done so we narrow the gap is one of the first key issues. The second is getting "on the road" – particularly overseas and completing "Roadshows" and "Education Meetings" for the analysts and investors that could invest in Linc.

The other main issue which has been putting downward pressure on our share price is a number of older shareholders that have sold or are selling out. I believe most of these have now gone and with a large roadshow coming up, I'm confident we can tidy up the rest of these sellers and start to gain some positive traction on the share price.

Wayne O'Brien, our Financial Controller will provide you with a financial overview later in the agenda.

In conclusion, your Board is working very well together and you have an extraordinary team assembled at Linc Energy that is clearly focused on their immediate goals.
We are all part of a sensational company which is putting together a project second to none in the world.

The day Linc Energy turns its UCG plant on at Chinchilla will be a huge step forward, not just for Linc Energy and its shareholders as a company, but Australia as a whole.
Thank you for your time this afternoon. I'll take questions at the end of the presentations.

Good Afternoon.





ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

1 November 2006

ASX Announcement
Notice of Resignation of Director

The Board of Linc Energy Ltd announces the resignation of Mr John Harkins as a Director.

Mr Harkin's decision has been brought about by his wish to pursue other business opportunities and that the pursuit of these opportunities will limit the time he has available to serve on the company's board. Mr Harkin's has strong confidence in the board and Linc Energy's future.

The Board acknowledges John's contribution to the Board and the Company over the last two years and wishes him every success in his future business endeavours.

The Board will be seeking new candidates to fill this position over the coming months and, as with all appointments, the company's focus will be on adding new skills and expertise having reference to its existing entrepreneurial core base and that of its future development requirements.

For any further information, please contact Mr Peter Bond, Managing Director, on 07 32290800.

Yours faithfully,

Karl Schlobohm
Company Secretary

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Linc Energy Ltd

ABN	Quarter ended ("current quarter")
60 076 157 045	30 September 2006

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from product sales and related debtors		-	-
1.2	Payments for	(a) exploration and evaluation	(227)	(227)
		(b) development	(241)	(241)
		(c) production	-	-
		(d) administration	(652)	(652)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		286	286
1.5	Interest and other costs of finance paid		(42)	(42)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net Operating Cash Flows		(876)	(876)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	-	-
		(b)equity investments	-	-
		(c) other fixed assets	(2,828)	(2,828)
1.9	Proceeds from sale of:	(a)prospects	-	-
		(b)equity investments	-	-
		(c)other fixed assets	-	-
1.10	Loans to other entities		-	-
1.11	Loans repaid by other entities		-	-
1.12	Other (provide details if material)		-	-
	Net investing cash flows		(2,828)	(2,828)
1.13	Total operating and investing cash flows (carried forward)		(3,704)	(3,704)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(3,704)	(3,704)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	2,000	2,000
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other (provide details if material)	-	-
	Net financing cash flows	(1,704)	(1,704)
	Net increase (decrease) in cash held		
1.20	Cash at beginning of quarter/year to date	17,909	17,909
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	16,205	16,205

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	109
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Executive Directors Salary	67
Non Executive Directors Fees	42

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

NIL

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

NIL

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	2,600	2,000
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	250
4.2	Development	750
	Total	**1,000**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	115	-
5.2	Deposits at call	16,090	18,025
5.3	Bank overdraft	-	(116)
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	16,205	17,909

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	NIL			
6.2	Interests in mining tenements acquired or increased	NIL			

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	320,997,383	320,997,383		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs				
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date*
7.8	Issued during quarter				
7.9	Exercised during quarter				
7.10	Expired during quarter				
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 12/10/06
(Director)

Print name: PETER ADAM BOND

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

FIRST QUARTER ACTIVITIES REPORT

1 July 2006 to 30 September 2006.

Exploration Activities

Linc Energy has undertaken considerable exploration activities during this quarter. The company has commenced drilling its EPC 635 in the Chinchilla area as well as its MDL 309 in the same area. Mitchell Drilling Contractors have now completed twenty-one (21) open holes at this point in time to be followed for a further seven open holes within the same EPC 635 area. The additional seven holes are step-out holes from particular coal intersections that are of interest to the company and require further drilling. The drilling depths have been between 140 metres and 200 metres, intercepting the Macalister Seam. Drilling of eleven cored holes will commence within the next week with the aim of confirming Linc Energy's indicated resource in the Chinchilla EPC 635 area.

Linc Energy has also undertaken to purchase its own drill rig which has been subsequently purchased and is being refurbished ready to operate on site over the coming four weeks. It will subsequently take over from the current contractors rig on site and continue with an expansion of the drilling program throughout the immediate Chinchilla area on the company's various coal tenements. In particular, EPC 635, EPC 704, EPC 897 and EPC 898. At this point in time, there is no interim drilling results to release however the Company expects to release these results in the coming weeks as they become available. (See list of Company's current coal tenement holdings below).

Tenure	Status	Sub-Status	Granted	Expires	Principal Holder	Linc Interest	Sub-Blocks	Basin
MDL 309	**GRAN**	-	**25 Nov 99**	**30 Nov 08**	**Linc Energy Ltd**	**100%**	**154Ha**	**Surat**
EPC 635	**GRAN**	-	**24 Dec 98**	**24 Dec 06**	**Linc Energy Ltd**	**100%**	**32**	**Surat**
EPC 704	**GRAN**	-	**17 Sep 01**	**16 Sep 07**	**Linc Energy Ltd**	**100%**	**111**	**Surat**
EPC 897	GRAN	-	5 Aug 05	4 Aug 10	Linc Energy Ltd	100%	54	Surat
EPC 898	GRAN	-	5 Aug 05	4 Aug 10	Linc Energy Ltd	100%	85	Surat
EPC 899	GRAN	-	5 Aug 05	4 Aug 10	Linc Energy Ltd	100%	87	Surat
EPC 938	GRAN	-	15 May 06	14 May 11	Linc Energy Ltd	100%	80	Surat
EPC 902	GRAN	-	3 Dec 04	2 Dec 09	Linc Energy Ltd	100%	111	Surat
EPC 854	GRAN	-	30 Aug 04	29 Aug 07	Linc Energy Ltd	100%	166	Galilee
MDL 361	APPL	-			Linc Energy Ltd	100%	2712Ha	Pentland
EPC 908	GRAN	-	9 Feb 06	8 Feb 10	Linc Energy Ltd	100%	300	Biloela
EPC 909	GRAN	-	28 Apr 05	27 Apr 10	Linc Energy Ltd	100%	289	Biloela
EPC 910	GRAN	-	9 Feb 05	8 Feb 10	Linc Energy Ltd	100%	160	Ipswich
EPC 980	GRAN	-	4 Nov 05	3 Nov 10	Linc Energy Ltd	100%	59	Bowen
EPC 526	GRAN	RENL	27 Apr 93	26 Apr 06	Linc Energy Ltd	99%	25	Pentland



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

Corporate Activities

The Company has completed a considerable program of pursuing the strategy of gaining an international management and engineering team. To that end, Linc Energy has added two new engineers in the last quarter with a further three new engineers to be added over the coming weeks. The engineering of our GTL demonstration plant has progressed well with a great deal of basic engineering and equipment selection being completed by its prime contractor, MegChem in South Africa. A number of GTL research projects with Witts University in South Africa is also proceeding with a focus on enhancing the engineering on the GTL facility that will be constructed at Chinchilla.

Negotiations with some of Linc's core contractors, including Ergo Exergy, are continuing along with a number of other on-site activities including the letting of a contract for an overhead power line and substation which will bring 2.5 MW power to the site. The power from the new overhead power line and substation will operate the UCG operation and the GTL demonstration plant.

From a financial perspective, the company ended the quarter with over $16 million in cash reserves. The company settled its purchases of land contracts for the properties known as "Capowie" ($1,750,000) and "Ulinda Park" ($650,000). The properties are adjacent to each other at Kummarows Road and 16 Mile Hall Road, Hopeland Via Chinchilla. The combined area of these properties is approximately 1200 hectares and encompasses our MDL 309 and EPC 635. To assist with the purchase of these properties Linc Energy Ltd debt financed $1,800,000 through Bank West.

In a general review of Linc Energy's banking arrangements, interest received of funds, bank fees and ongoing charges Linc Energy has moved its banking facilities from Westpac to Bank West. Linc Energy has also transferred its corporate credit card facilities from the National Australia Bank to Bank West.

Linc Energy has arranged an $800,000 loan facility for the purchase of additional motor vehicles, plant and other equipment Linc Energy will require to achieve its goals. Following a review of our anticipated drilling requirements Linc Energy has drawn down $200,000 to purchase a suitable drill rig and support vehicle.

For further information about the company's activities and project plans, refer to www.lincenergy.com.au or the Managing Director, Peter Bond on 07 3229 0800.


LINC
ENERGY
ABN: 60 076 157 045

ASX Market Announcement

DRILLING UNDERWAY

Linc Energy Ltd (ASX Code: LNC) has implemented a range of initiatives to reach its objective of becoming a significant producer of ultra clean diesel and jet fuels. One of Linc Energy's initial milestones is the expansion of its indicated resources at Chinchilla, Queensland.

Linc Energy is pleased to announce that resource drilling has commenced on its leases at Chinchilla.

Mitchell Drilling Contractors have been contracted to drill 20 non-cored and 11 cored holes. The drilling program is expected to be completed by mid November 2006. Additional drilling may continue following the completion of the initial drilling. Results of the drilling will be advised to the market once available.

For further information please call:-

Peter Bond
Managing Director
(07) 3229 0800

11 October 2006

Level 7, 10 Eagle Street
GPO Box 1315
Brisbane QLD

T: (07 3229 0800
F: (07) 3229 6800

E:linc@lincenergy.com.au
W:www.lincenergy.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity LINC ENERGY LTD
ABN 60 076 157 045

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER ADAM BOND
Date of last notice	12 MAY 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	202,157,383
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	SHARES PURCHASED BY ISNY PTY LTD (ACN 053 323 612). PETER ADAM BOND IS THE SOLE DIRECTOR AND SHAREHOLDER OF ISNY PTY LTD
Date of change	6 OCTOBER 2006
No. of securities held prior to change	201,557,383 SHARES HELD BY NEWTRON PTY LTD (ACN 102 546 350) 600,000 SHARES HELD BU ISNY PTY LTD (ACN 053 323 612) PETER ADAM BOND IS THE SOLE DIRECTOR AND SHAREHOLDER OF BOTH NEWTRON PTY LTD AND ISNY PTY LTD
Class	ORDINARY
Number acquired	600,000

+ See chapter 19 for defined terms.

Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$102,000
No. of securities held after change	202,757,383
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET TRADE

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

LINC ENERGY LTD

FOURTH QUARTER REPORT
April to June 2006

Exploration Activities

The Company did not undertake any new or further exploration activities during the quarter.

The Company plans to commence initial exploration work during the next quarter on a number of its existing EPC/MDL holdings, in particular EPC 635 the Chinchilla site. The Company's holdings are as outlined in the table below.

Tenure	Status	Sub-Status	Granted	Expires	Principal Holder	Linc Interest	Sub-Blocks	Basin
MDL 309	**GRAN**		**25 Nov 99**	**30 Nov 08**	**Linc Energy Ltd**	**100%**	**154Ha**	**Surat**
EPC 635	**GRAN**		**24 Dec 98**	**24 Dec 06**	**Linc Energy Ltd**	**100%**	**32**	**Surat**
EPC 704	**GRAN**		**17 Sep 01**	**18 Sep 07**	**Linc Energy Ltd**	**100%**	**111**	**Surat**
EPC 897	GRAN		5 Aug 05	4 Aug 10	Linc Energy Ltd	100%	54	Surat
EPC 898	GRAN		5 Aug 05	4 Aug 10	Linc Energy Ltd	100%	85	Surat
EPC 899	GRAN		5 Aug 05	4 Aug 10	Linc Energy Ltd	100%	87	Surat
EPC 938	GRAN		15 May 06	14 May 11	Linc Energy Ltd	100%	80	Surat
EPC 902	GRAN		3 Dec 04	2 Dec 09	Linc Energy Ltd	100%	111	Surat
EPC 854	GRAN		30 Aug 04	29 Aug 07	Linc Energy Ltd	100%	166	Galilee
MDL 361	APPL				Linc Energy Ltd	100%	2712Ha	Pentland
EPC 908	GRAN		9 Feb 05	8 Feb 10	Linc Energy Ltd	100%	300	Biloela
EPC 909	GRAN		28 Apr 05	27 Apr 10	Linc Energy Ltd	100%	289	Biloela
EPC 910	GRAN		9 Feb 05	8 Feb 10	Linc Energy Ltd	100%	160	Ipswich
EPC 980	GRAN		4 Nov 05	3 Nov 10	Linc Energy Ltd	100%	59	Bowen
EPC 526	GRAN	RENL	27 Apr 93	26 Apr 06	Linc Energy Ltd	99%	25	Pentland

Note : Bold type indicated priority project area. RENL : renewal application already lodged.

Mitchell Drilling Contractors Pty Ltd have been appointed by Linc Energy to conduct an exploration drilling programme on EPC 635 located approximately 15km SE of Chinchilla, within the Darling Downs region of SE Queensland. This programme will involve the completion of a minimum 21 open holes followed by 11 cored holes, all ranging in depth from 140 - 150m and intercepting the Macalister Seam.

Corporate Activities

The Company successfully listed on the ASX on 10th May 2006 after raising AUD22m under its IPO at 25 cents per share.

The Company now has 320,997,383 fully paid shares on issue.

Shortly after its debut on the ASX the Company contracted to acquire the freehold interest in the "Capowie" property on which its Underground Coal Gasification (UCG) demonstration site is situated. The Company also successfully negotiated to acquire the freehold interest in the adjoining "Ulinda Park" property. This gives the company freehold ownership of almost 3,000 acres across its main MDL and EPC holding.

As part of its strategy to build a world-class international management team, the Company appointed Mr Keith Allaun as its General Manager of Human Resources on 16th May 2006. Mr Allaun has drawn up key position statements in conjunction with the Company's Managing Director, Mr Peter Bond, and an extensive executive search process has commenced, the position of General Manager Government Affairs having been filled by Mr Justyn Peters.

The Company also commenced negotiations and secured agreements with a number of key industry players for the design and development of its GTL demonstration plant, including:

- Megchem, South Africa
- Shedden Udhe, Melbourne
- Witts University, South Africa
- Syntroleum, USA

From a financial perspective the Company ended the quarter with over AUD17m in cash reserves.

For further information about the Company and its activities and project plans, refer to www.lincenergy.com.au or contact the Managing Director Mr Peter Bond on (07) 3229 0800.



Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Linc Energy Ltd

ABN

60 076 157 045

Quarter ended ("current quarter")

30 June 2006

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from product sales and related debtors			
1.2	Payments for	(a) exploration and evaluation	-	-
		(b) development	(187)	(187)
		(c) production	-	-
		(d) administration	(663)	(663)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		121	121
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net Operating Cash Flows		(729)	(729)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a) prospects	-	-
		(b) equity investments	-	-
		(c) other fixed assets	(52)	(52)
1.9	Proceeds from sale of:	(a) prospects	-	-
		(b) equity investments	-	-
		(c) other fixed assets	-	-
1.10	Loans to other entities		-	-
1.11	Loans repaid by other entities		-	-
1.12	Deposits		(237)	(237)
	Net investing cash flows		(289)	(289)
1.13	Total operating and investing cash flows (carried forward)		(1,018)	(1,018)

1.13	Total operating and investing cash flows (brought forward)	(1,018)	(1,018)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	22,000	22,000
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	(1,747)	(1,747)
1.18	Dividends paid	-	-
1.19	Capital raising costs	(1,261)	(1,261)
	Net financing cash flows	17,974	17,974
	Net increase (decrease) in cash held		
1.20	Cash at beginning of quarter/year to date	(65)	(65)
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	17,909	17,909

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	63
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Executive Directors Salaries	40
Non-Executive Directors Fees	23

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	350
4.2	Development	-
	Total	**350**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	-	-
5.2	Deposits at call	18,025	25
5.3	Bank overdraft	(116)	-
5.4	Other (provide details)	-	(90)
	Total: cash at end of quarter (item 1.22)	17,909	(65)

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Nil			
6.2	Interests in mining tenements acquired or increased	Nil			

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter				
7.3	**+Ordinary securities**	320,997,383	320,997,383		
7.4	Changes during quarter	88,000,000	88,000,000	25 cents	25 cents
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date*
7.8	Issued during quarter				
7.9	Exercised during quarter				
7.10	Expired during quarter				
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 25 July 06
Company Secretary

Print name: KARL SCHLOBOHM

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

ASX/Press Release

BP AUSTRALIA EXTENDS AGREEMENT TO BE LINC ENERGY'S FIRST MAJOR CUSTOMER FOR ULTRA-CLEAN DIESEL AND AVIATION FUEL

Recently-listed Linc Energy Ltd (ASX:Code LNC) has extended its Memorandum of Understanding with BP Australia Pty Ltd to be the first customer to purchase up to 14,000 barrels a day ultra-clean diesel plant to be produced at Linc's production plant to be commissioned at Chinchilla in Queensland.

BP's Memorandum of Understanding with Linc Energy involves the oil giant purchasing up to 70 per cent of the 20,000 barrels or diesel and other "clean" fuels to be produced at the plant.

The take-up of production, based on the current price of sulphur-free diesel at over $US90 a barrel, could mean a revenue stream to Linc Energy of above $588 million a year.

Chief Executive of Linc Energy, Mr Peter Bond, said "We are delighted to have attracted one of the world's largest fuel companies to participate in an MOU to potentially purchase the ultra-clean diesel we will produce at our Chinchilla plant.

"Linc Energy is well on the way to becoming a significant player in the world's clean diesel and aviation fuel market", he added.

The Chinchilla plant will produce sulphur-free diesel through two proven processes – Underground Coal Gasification (UCG) and Gas To Liquids (GTL). When the two processes are combined, the projected production target of a planned full-scale Chinchilla plant is projected to be about 486 million barrels of diesel over its life.

The UCG process is used to turn the coal reserves into energy by "gasifying" the coal underground.

The resulting gas, called Syngas, will be used as feedstock for the GTL plant. The Syngas will be used to produce liquid fuels, such as diesel and aviation fuel, as well as generate electricity.

Linc Energy, which has been at the forefront of the UCG process's development over the last six years, expects to commission its $6 million demonstration plant in May 2007, with the construction of the full-scale diesel plant planned to follow soon after.

For Further Information Call:

Peter Bond	Tim Allerton
Chief Executive Officer	City PR
(0417) 753 100	(02) 9267 4511
Office: (07) 3229 0800	(0412) 715 707.



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

ASX/Press Release

NEW OIL COMPANY REACHES IMPORTANT MILESTONES TO PRODUCE COMMERCIAL ULTRA-CLEAN DIESEL

- **Linc Energy commences drilling program this month**
- **Locks in technology and engineering partners**
- **Purchases land in Queensland for drilling**

Recently-listed Linc Energy Ltd (ASX:Code LNC) has implemented a range of initiatives to reach a crucial milestone in establishing a 20,000 barrels a day ultra-clean diesel plant at Chinchilla in Queensland.

The clean fuel producer will commence a six week drilling program this month to augment its existing nine production wells, as another step in its plan to become one of the world's leading clean diesel fuel producers.

Directors expect the Chinchilla plant to produce sulphur-free diesel through two proven processes – Underground Coal Gasification (UCG) and Gas To Liquids (GTL).

When the two processes are combined, the projected production target of a planned full-scale Chinchilla plant is projected to be 7 million barrels (approximately 1 billion litres) of diesel per annum.

Linc also expects its GTL pilot plant design, with flow sheet, computer modelling and detailed engineering to be completed within three months. Initial flow sheets are already completed.

The company has settled its $1.75 million purchase of 1,277 acres of land at Chinchilla (the site of its successful UCG demonstration field) and an adjoining 1,700 acre site for a $650,000 purchase price. These transactions greatly expand the land area Linc controls over its coal mining tenements used in the UCG process.

The project at Chinchilla is only one of 14 coal tenements secured by Linc across Queensland for potential diesel production.

MegChem of South Africa, one of world's most experienced engineering groups in GTL and the Fischer-Tropsch catalytic reaction, has been contracted to supply engineering services for the construction of the Chinchilla demonstration plant.

This plant is targeted to be commissioned in May, 2007, however the project currently appears to be one month ahead of this timetable.

2/



ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

In addition, work with Witts University in South Africa is now focussing on how to obtain the greatest efficiencies possible in extracting diesel from the Syngas produced.

Specialist group Syntroleum International Corporation has extended its agreement with Linc to develop the demonstration plant.

In recent talks held at Syntroleum's offices in Houston between Linc Chief Executive Officer, Peter Bond, and Syntroleum's Chief Executive Officer, Jack Holmes, the groups agreed to work together closely to bring the project to a commercial fruition as quickly as possible.

Mr Bond, said "Access to Chinchilla's reserves means Linc can produce a vast quantity of liquid fuels which, when processed, will be sulphur-free and cleaner than any other diesel products in the market", he added.

The UCG (Underground Coal Gasification) process is perfectly suited to turn the coal reserves into diesel by "gasifying" the coal underground. The resulting gas, called Syngas, is then used as feedstock for the GTL plant. A simple catalytic reaction turns the coal gas into diesel.

The focus will on the production of liquid fuels, such as diesel and aviation fuel, as well as the generation of electricity.

Mr Bond said "Linc will exploit the cheap and abundant Syngas delivered by the UCG process for the production of ultra-clean diesel fuels. We also have the potential to replicate the combined application of the two processes in other parts of Australia and the rest of the world. At this stage, we are on track and on budget to start producing diesel at Chinchilla next year".

The process of UCG was developed in the former Soviet Union, where it has been used for power generation over the last 60 years. There are currently two significant UCG plants operating in Siberia and Uzbekistan.

Linc has been at the forefront of the UCG process's development over the last six years, with the soon to be constructed $6 million pilot plant at Chinchilla to turn the Syngas into the sulphur-free diesel.

Directors believe the diesel will be produced for less than $US25 a barrel, compared with the current retail price of sulphur-free diesel at over $US90 a barrel, not only proving the economic viability of the operation but ensuring a very profitable future for the company.

Linc Energy, which listed on the Australian Stock Exchange in May, 2006, is planning to commission the construction of the full scale diesel plant, once the economics of the demonstration plant are proven.

3/


LINC
ENERGY

ABN: 60 076 157 045
ACN: 076 157 045
Level 7, 10 Eagle St
(GPO Box 1315)
BRISBANE QLD 4001
Telephone: (07) 3229 0800
Facsimile: (07) 3229 6800

For Further Information Call:

Peter Bond
Chief Executive Officer
(0417) 753 100
Office: (07) 3229 0800

Tim Allerton
City PR
(02) 9267 4511
(0412) 715 707.

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: LINC ENERGY LIMITED

ACN/ARSN: 076 157 045

1. Details of substantial holder(1)

Name: RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED

ACN/ARSN (if applicable): (A CAYMAN ISLANDS REGISTERED COMPANY)

There was a change in the interests of the substantial holder on: 28/06/2006

The previous notice was given to the company on: / /

The previous notice was dated: / /

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORDINARY SHARES	28,783,830	21.7%	32,732,017	24.7%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	RAB SPECIAL	SHARE PURCHASE	679,421.25	3,948,187	3,948,187
	SITUATIONS (MASTER)	HOLDING INCREASED	AUD		
	FUND LIMITED	BY 3%			

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
→	WESTPAC	WESTPAC	BENEFICIAL	32,732,017	32,732,017
	CUSTODIAN	CUSTODIAN	HOLDER		
	NOMINEES LTD	NOMINEES LTD			

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
NOT APPLICABLE	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
SEE BELOW	

Signature

print name capacity

sign here date / /

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED.
C/O RAB CAPITAL plc
1 ADAM STREET
LONDON
WC2N 6LE (UK)

WESTPAC CUSTODIAN
NOMINEES LIMITED
LEVEL 9
50 PITT STREET
SYDNEY NSW 2000 (Australia)

